      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 2001
                                            REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------
                             ALLIANCE IMAGING, INC.
             (Exact Name of Registrant as Specified in its Charter)

             DELAWARE                              8071                             33-0239910
   (State or Other Jurisdiction        (Primary Standard Industrial              (I.R.S. Employer
of Incorporation or Organization)      Classification Code Number)             Identification No.)

                           --------------------------

                       1065 PACIFICENTER DRIVE, SUITE 200
                               ANAHEIM, CA 92806
                                 (714) 688-7100
  (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive office)
                           --------------------------

                            RUSSELL D. PHILLIPS, JR.
                         GENERAL COUNSEL AND SECRETARY
                             ALLIANCE IMAGING, INC.
                       1065 PACIFICENTER DRIVE, SUITE 200
                               ANAHEIM, CA 92806
                                 (714) 688-7100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

              JAMES BEAUBIEN                                      JOHN WHITE
             LATHAM & WATKINS                              CRAVATH, SWAINE & MOORE
     633 WEST 5TH STREET, SUITE 4000                          825 EIGHTH AVENUE
      LOS ANGELES, CALIFORNIA 90071                        NEW YORK, NEW YORK 10019
              (213) 485-1234                                    (212) 474-1000

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

         TITLE OF EACH CLASS OF                      PROPOSED MAXIMUM
       SECURITIES TO BE REGISTERED            AGGREGATE OFFERING PRICE(1)(2)          AMOUNT OF REGISTRATION FEE(3)
Common Stock, par value $0.01 per
  share..................................              $183,281,250                              $45,821

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2) Includes shares that the Underwriters have the option to purchase solely to cover over-allotments, if any.

(3) Computed in accordance with Section 6(b) of the Securities Act by multiplying 0.00025 by the proposed maximum aggregate offering price. Pursuant to Rule 457(p), the Registrant is applying $15,624 of the filing fees which were previously paid in connection with the filing of its Registration Statement No. 333-56398, filed on March 1, 2001, which registration statement was withdrawn pursuant to Rule 477, in partial satisfaction of the fee payable hereunder.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JULY 2, 2001
THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                     [LOGO]

                                9,375,000 SHARES

                                  COMMON STOCK
                                $     PER SHARE

                                   ---------

    We are selling 9,375,000 shares of our common stock. We have granted the underwriters an option to purchase up to 1,406,250 additional shares of common stock to cover over-allotments.

    This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $15.00 and $17.00 per share. Application will be made for quotation of the common stock on the New York Stock Exchange.

                                 --------------

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 --------------

                                                              PER SHARE            TOTAL
                                                              ---------         ------------
Public Offering Price                                          $                $
Underwriting Discount                                          $                $
Proceeds to Alliance (before expenses)                         $                $

    The underwriters expect to deliver the shares to purchasers on or about
            , 2001.

                                 --------------

Deutsche Banc Alex. Brown                                   Salomon Smith Barney
                                   ---------

JPMorgan                                                             UBS Warburg
            , 2001.

                     INSIDE FRONT COVER ARTWORK DESCRIPTION

[Picture of an Alliance Imaging trailer with two technologists loading a stretcher into it.]

[Picture of the inside of an Alliance trailer showing examination facilities.]

[Picture of an MRI scan of a human brain.]

[Picture of a man receiving an MRI scan with the assistance of an Alliance technologist.]

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Summary.....................................................      1
Risk Factors................................................      6
Forward Looking Statements..................................     15
Use of Proceeds.............................................     16
Dividend Policy.............................................     16
Capitalization..............................................     17
Dilution....................................................     18
Selected Consolidated Financial Data........................     19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     22
Business....................................................     32
Management..................................................     46
Certain Transactions........................................     55
Principal Stockholders......................................     57
Description of Capital Stock................................     59
Description of Certain Indebtedness.........................     63
Shares Eligible for Future Sale.............................     67
United States Tax Consequences to Non-U.S. Holders..........     69
Underwriting................................................     72
Legal Matters...............................................     74
Experts.....................................................     74
Change of Accountants.......................................     75
Where You Can Find More Information.........................     75
Index to Consolidated Financial Statements..................    F-1

    Until       , 2001 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                    SUMMARY

    THE FOLLOWING SUMMARIZES INFORMATION IN OTHER SECTIONS OF OUR PROSPECTUS, INCLUDING OUR FINANCIAL STATEMENTS, THE NOTES TO THOSE FINANCIAL STATEMENTS AND THE OTHER FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY.

                                  OUR BUSINESS

    We are a leading national provider of outsourced diagnostic imaging services, with 91% of our 2000 revenues and 90% of our revenues for the first quarter of 2001 derived from magnetic resonance imaging, or MRI. We provide imaging and therapeutic services primarily to hospitals and other healthcare providers on a mobile, shared-service basis. Our mobile, shared-service systems are located in trailers which we move among our clients' locations. We also provide systems that are located full-time at particular hospitals and clinics. Our services normally include the use of our imaging or therapeutic systems, technologists to operate the systems, equipment maintenance and upgrades and management of day-to-day operations. We had 392 diagnostic imaging and therapeutic systems, including 325 MRI systems, and 1,218 clients in 43 states at March 31, 2001.

    Our typical contract is a three-to-five year arrangement with a hospital or other healthcare provider, under which fees are payable to us regardless of reimbursement by health insurers or other third-party payors. Our clients contract with us to use our outsourced imaging services in order to:

    - avoid the capital investment and financial risk associated with the purchase of their own systems;

    - provide access to MRI and other services for their patients when the demand for these services does not justify the purchase of a system;

    - make use of our ancillary services which include marketing support, education and training and billing assistance; and

    - gain access to imaging services under our regulatory and licensing approvals when they do not have these approvals.

    Our MRI systems are among the most advanced in the industry. Our advanced systems are able to perform high quality scans more rapidly and can be used for a wider variety of imaging applications than less advanced systems. We are able to upgrade most of our MRI systems through software and hardware enhancements, which we believe reduces the potential for technological obsolescence.

                                  OUR INDUSTRY

    MRI services constituted $6.7 billion of the approximately $66 billion diagnostic imaging industry in 1999. MRI's growth has been driven by its recognition as a cost-effective, noninvasive diagnostic tool, increasing physician acceptance and growth in the number of MRI applications. As a result, we believe MRI will continue to capture a larger portion of the diagnostic imaging market. The number of MRI scans grew at a compound annual rate of 10.5% from 1990 to 2000 and is projected to grow at approximately this rate through 2006.

                           OUR COMPETITIVE STRENGTHS

    We believe we benefit from the following competitive strengths:

    - our position as the largest national provider of outsourced MRI services;

    - exclusive, long-term contracts with limited customer concentration;

    - reduced reimbursement risk because we generate 90% of our revenues by billing hospitals and clinics rather than health insurers or other third-party payors;

    - our ability to provide comprehensive outsourcing solutions; and

    - our experienced executive management team.

                              OUR GROWTH STRATEGY

    We intend to capitalize upon these competitive strengths and grow our business by:

    - increasing the number of scans we perform for our existing clients;

    - establishing new client relationships;

    - improving efficiency by increasing the number of scans we perform each day with our existing MRI systems;

    - offering new MRI applications;

    - offering new imaging services; and

    - pursuing selected strategic acquisitions.

    Despite the competitive strengths discussed above, we face a number of challenges in growing our business. We currently have a substantial amount of indebtedness, which places financial and other limitations on our business. Our business is also subject to a number of other risks described in "Risk Factors."

                            ------------------------

    We are a Delaware corporation with our principal executive offices located at 1065 PacifiCenter Drive, Suite 200, Anaheim, CA 92806. Our telephone number at that location is (714) 688-7100.

                                  THE OFFERING

Common stock offered.........................  9,375,000 shares

Common stock to be outstanding after this
  offering...................................  47,437,180 shares

Use of proceeds..............................  We plan to use the aggregate proceeds of this offering to repay indebtedness under our
                                               credit agreement and for general corporate
                                               purposes, including the repayment of other
                                               indebtedness.

Proposed New York Stock Exchange symbol......  AIQ

    Unless otherwise noted, all information in this prospectus:

    - assumes no exercise of the underwriters' option to purchase up to 1,406,250 additional shares of our common stock to cover over-allotments;

    - reflects a 10-for-1 split of our common stock to be effected prior to completion of this offering; and

    - assumes the filing of our amended and restated certificate of incorporation concurrently with the completion of this offering.

    The number of shares of common stock to be outstanding immediately after this offering:

    - is based upon 38,062,180 shares of common stock outstanding as of June 13, 2001;

    - does not take into account 6,953,840 shares of common stock issuable upon the exercise of options outstanding as of June 13, 2001 at a weighted average exercise price of $4.25 per share; and

    - does not take into account 1,642,200 shares of common stock reserved for future issuance under our 1999 Equity Plan.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

    The following summary historical consolidated financial information with respect to each year in the three-year period ended December 31, 2000 is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, with respect to the year ended December 31, 1998, and Deloitte & Touche LLP, with respect to the years ended December 31, 1999 and 2000. The consolidated statements of operations data for the three months ended March 31, 2000 and 2001 and the consolidated balance sheet data as of March 31, 2001 are derived from our unaudited consolidated financial statements. The summary historical consolidated financial information provided below should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.

                                                                                               THREE MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,               MARCH 31,
                                                         --------------------------------   -------------------------
                                                           1998        1999        2000        2000          2001
                                                         ---------   ---------   --------   -----------   -----------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues...............................................  $ 243,297   $ 318,106   $345,287    $  84,322     $  91,257
Costs and expenses:
  Operating expenses, excluding depreciation...........    111,875     143,238    151,722       36,647        39,853
  Depreciation expense.................................     33,493      47,055     54,924       12,721        15,406
  Selling, general and administrative expenses.........     24,446      31,097     38,338        9,240        11,068
  Amortization expense, primarily goodwill.............     11,289      14,565     14,390        3,598         3,607
  Termination and related costs........................         --          --      4,573           --            --
  Recapitalization, merger integration, and regulatory
    costs..............................................      2,818      52,581      4,523          336            --
  Interest expense, net................................     41,772      51,958     77,051       18,933        18,849
                                                         ---------   ---------   --------    ---------     ---------
  Total costs and expenses.............................    225,693     340,494    345,521       81,475        88,783
                                                         ---------   ---------   --------    ---------     ---------
Income (loss) before income taxes and extraordinary
  loss.................................................     17,604     (22,388)      (234)       2,847         2,474
Provision for income taxes.............................      8,736       3,297      1,969        1,423         1,237
                                                         ---------   ---------   --------    ---------     ---------
Income (loss) before extraordinary loss................      8,868     (25,685)    (2,203)       1,424         1,237
Extraordinary loss, net of taxes.......................     (2,271)    (17,766)        --           --            --
                                                         ---------   ---------   --------    ---------     ---------
Net income (loss)......................................      6,597     (43,451)    (2,203)       1,424         1,237
Less: Preferred stock dividends and financing fee
  accretion............................................     (2,186)     (2,081)        --           --            --
Less: Excess of consideration paid over carrying amount
  of preferred stock repurchased.......................         --      (2,796)        --           --            --
                                                         ---------   ---------   --------    ---------     ---------
Net income (loss) applicable to common stock...........  $   4,411   $ (48,328)  $ (2,203)   $   1,424     $   1,237
                                                         =========   =========   ========    =========     =========
Earnings (loss) per common share--assuming dilution:
  Income (loss) before extraordinary loss..............  $    0.11   $   (0.56)  $  (0.06)   $    0.04     $    0.03
  Extraordinary loss, net of taxes.....................      (0.04)      (0.33)        --           --            --
                                                         ---------   ---------   --------    ---------     ---------
  Net income (loss) per common share--assuming
    dilution...........................................  $    0.07   $   (0.89)  $  (0.06)   $    0.04     $    0.03
                                                         =========   =========   ========    =========     =========

OTHER DATA:
Adjusted EBITDA(1).....................................  $ 107,076   $ 143,771   $155,560    $  38,435     $  40,465
Adjusted EBITDA margin(2)..............................       44.0%       45.2%      45.1%        45.6%         44.3%
Cash flows provided by (used in):
  Operating activities.................................     46,855      38,197     92,044       21,263         8,284
  Investing activities.................................   (245,104)   (104,072)   (90,995)     (25,897)      (18,836)
  Financing activities.................................    189,077      67,596      7,118        4,323         7,215
Capital expenditures...................................     72,321      95,914    101,554       34,010        21,152

                                                                          AT MARCH 31, 2001
                                                                          -----------------
                                                                                                 AS
                                                                 ACTUAL      PRO FORMA(3)   ADJUSTED(4)
                                                              ------------   ------------   ------------
                                                                            (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................   $   9,634      $   9,634       $  9,634
Total assets................................................     654,785        660,051        660,051
Long-term debt, including current maturities................     774,124        783,124        646,124
Stockholders' deficit.......................................    (202,443)      (204,683)       (67,683)

------------------------------

(1) EBITDA represents earnings before interest expense, net, income taxes, depreciation and amortization expense. Adjusted EBITDA represents EBITDA adjusted for recapitalization costs, merger integration costs, regulatory costs, termination and related costs, stock-based compensation, and extraordinary items. EBITDA and adjusted EBITDA are not presentations made in accordance with generally accepted accounting principles. EBITDA and adjusted EBITDA should not be considered in isolation or as substitutes for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as measures of profitability or liquidity.

    EBITDA and adjusted EBITDA are included in this prospectus to provide additional information with respect to our ability to satisfy our debt service, capital expenditure and working capital requirements and because certain covenants in our debt instruments are based on similar measures. While EBITDA and adjusted EBITDA are used as measures of operations and the ability to meet debt service requirements, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculations. The calculations of EBITDA and adjusted EBITDA are shown below:

                                                                                                THREE MONTHS ENDED
                                                               YEARS ENDED DECEMBER 31,              MARCH 31,
                                                            ------------------------------   -------------------------
                                                              1998       1999       2000        2000          2001
                                                            --------   --------   --------   -----------   -----------
                                                                                  (IN THOUSANDS)
    Net income (loss).....................................  $  6,597   $(43,451)  $ (2,203)    $ 1,424       $ 1,237
      Depreciation expense................................    33,493     47,055     54,924      12,721        15,406
      Amortization expense, primarily goodwill............    11,289     14,565     14,390       3,598         3,607
      Interest expense, net...............................    41,772     51,958     77,051      18,933        18,849
      Provision for income taxes..........................     8,736      3,297      1,969       1,423         1,237
                                                            --------   --------   --------     -------       -------
    EBITDA................................................   101,887     73,424    146,131      38,099        40,336
      Termination and related costs(a)....................        --         --      4,573          --            --
      Recapitalization, merger integration, and regulatory
        costs(b)..........................................     2,818     52,581      4,523         336            --
      Stock-based compensation(c).........................       100         --        333          --           129
      Extraordinary loss, net of taxes....................     2,271     17,766         --          --            --
                                                            --------   --------   --------     -------       -------
    Adjusted EBITDA.......................................  $107,076   $143,771   $155,560     $38,435       $40,465
                                                            ========   ========   ========     =======       =======

    ----------------------------------

    (a) Termination and related costs for the year ended December 31, 2000 represent $4,232 associated with termination costs and the cash-out of stock options for an executive officer who resigned due to health-related issues and $341 associated with the recruitment of his replacement.

    (b) Recapitalization, merger integration and regulatory costs for the year ended December 31, 2000, represent $704 of professional fees paid in connection with the KKR acquisition, $570 of compensatory costs related to stock option buy-backs and severance payments resulting from change in control provisions triggered by the KKR acquisition, $154 related to additional severance for employees of SMT, $123 of integration costs to migrate acquired entities to a common systems platform for direct patient billing, and $850 for assessments and $2,122 for costs and related professional fees to settle regulatory matters associated with the direct patient billing process of one of our acquired entities. Recapitalization, merger integration and regulatory costs for the year ended December 31, 1999, represent $19,640 in professional fees paid in connection with the KKR acquisition, $17,082 related to the purchase of outstanding stock options in connection with the KKR acquisition, $6,003 in bonus payments paid in connection with the KKR acquisition, $1,088 in provisions to conform the accounting policies with respect to accounts receivable reserves, as well as employee vacation and sick pay reserves in connection with the SMT merger, $2,164 in employee severance costs in connection with the SMT merger, $3,075 in professional fees and other merger integration costs associated with the SMT merger and other acquired entities, and $3,529 for assessments to settle regulatory matters associated with the direct patient billing process of one of our acquired entities. Recapitalization, merger integration and regulatory costs for the year ended December 31, 1998, represents $1,846 in special non-recurring bonuses paid in connection with the MTI acquisition, $722 of professional fees associated with accounting and billing systems conversions of acquired companies, and a $250 provision for doubtful accounts conforming accounting adjustment made in connection with the American Shared acquisition.

    (c) Stock-based compensation of $333 for the year ended December 31, 2000, represents $55 for options issued to certain employees at exercise prices below the fair value of our common stock, $68 for shares of Phantom stock issued to four non-employee directors below fair market value, and $210 for common stock issued to one of our executive officers below fair market value. Stock-based compensation of $100 for the year ended December 31, 1998, represents options issued to certain employees at exercise prices below the fair value of the Company's common stock.

(2) Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenues.

(3) The Pro Forma balance sheet data gives effect to the offering of our 10 3/8% senior subordinated notes and the application of net proceeds from the offering.

(4) The as adjusted balance sheet reflects the value of 9,375,000 shares of common stock in this offering at an assumed initial public offering price of $16.00, after deducting estimated underwriting discounts, commissions and offering expenses.

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS INCLUDING OUR FINANCIAL STATEMENTS AND RELATED NOTES BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

                       RISKS RELATED TO OUR INDEBTEDNESS

OUR SUBSTANTIAL INDEBTEDNESS COULD RESTRICT OUR OPERATIONS AND MAKE US MORE VULNERABLE TO ADVERSE ECONOMIC CONDITIONS.

    We are a highly leveraged company and our liabilities exceed our assets by a substantial amount. As of June 13, 2001, we had $769.2 million of outstanding debt, excluding letters of credit and guarantees. Of our total debt, $491.0 million consisted of borrowings under our credit facility, $260.0 million consisted of our 10 3/8% senior subordinated notes due 2011, and $18.2 million consisted of equipment debt and capitalized lease obligations.

    Our substantial indebtedness could have important consequences for our stockholders. For example, it could:

    - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and acquisitions and for other general corporate purposes;

    - increase our vulnerability to economic downturns and competitive pressures in our industry;

    - increase our vulnerability to interest rate fluctuations because a substantial amount of our debt is at variable interest rates; as of June 13, 2001, $491.0 million of our debt was at variable interest rates;

    - place us at a competitive disadvantage compared to our competitors that have less debt in relation to cash flow; and

    - limit our flexibility in planning for, or reacting to, changes in our business and our industry.

DESPITE CURRENT INDEBTEDNESS LEVELS, WE AND OUR SUBSIDIARIES MAY STILL BE ABLE TO INCUR SUBSTANTIALLY MORE INDEBTEDNESS WHICH COULD INCREASE THE RISKS DESCRIBED ABOVE.

    We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture that govern our 10 3/8% senior subordinated notes due 2011 permit us or our subsidiaries to incur additional indebtedness, subject to certain restrictions. In addition, as of June 13, 2001, our revolving credit facility permitted additional borrowings of up to approximately $125 million subject to the covenants contained in the credit facility. If new debt is added to our and our subsidiaries' current debt levels, the risks discussed above could intensify.

IF WE ARE UNABLE TO GENERATE OR BORROW SUFFICIENT CASH TO MAKE PAYMENTS ON OUR INDEBTEDNESS OR TO REFINANCE OUR INDEBTEDNESS ON ACCEPTABLE TERMS, OUR FINANCIAL CONDITION WOULD BE MATERIALLY HARMED, OUR BUSINESS MAY FAIL AND YOU MAY LOSE ALL OF YOUR INVESTMENT.

    Our ability to make payments on our indebtedness will depend on our ability to generate cash flow in the future which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, future borrowings may not be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other cash needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness, including our credit facility and our 10 3/8% senior subordinated notes due 2011, on commercially reasonable terms or at all. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations. If we are not able to refinance our debt, we could become subject to bankruptcy proceedings, and you may lose all of your investment because the claims of our creditors on our assets are prior to the claims of our stockholders.

WE MAY NOT BE ABLE TO FINANCE FUTURE NEEDS OR ADAPT OUR BUSINESS PLAN TO CHANGES BECAUSE OF RESTRICTIONS PLACED ON US BY OUR CREDIT FACILITY, THE INDENTURE GOVERNING OUR 10 3/8% SENIOR SUBORDINATED NOTES DUE 2011 AND INSTRUMENTS GOVERNING OUR OTHER INDEBTEDNESS.

    The indenture for our 10 3/8% senior subordinated notes due 2011 and our credit facility contain affirmative and negative covenants which restrict, among other things, our ability to:

    - incur additional debt;

    - sell assets;

    - create liens or other encumbrances;

    - make certain payments and dividends; or

    - merge or consolidate.

    All of these restrictions could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. A failure to comply with these covenants and restrictions would permit the relevant creditors to declare all amounts borrowed under the relevant facility, together with accrued interest and fees, to be immediately due and payable. If the indebtedness under the credit facility or our 10 3/8% senior subordinated notes due 2011 is accelerated, we may not have sufficient assets to repay amounts due under the credit facility, the notes or on other indebtedness then outstanding. If we are not able to refinance our debt, we could become subject to bankruptcy proceedings, and you may lose all or a portion of your investment because the claims of our creditors on our assets are prior to the claims of our stockholders.

             RISKS RELATED TO GOVERNMENT REGULATION OF OUR BUSINESS

COMPLYING WITH FEDERAL AND STATE REGULATIONS IS AN EXPENSIVE AND TIME-CONSUMING PROCESS, AND ANY FAILURE TO COMPLY COULD RESULT IN SUBSTANTIAL PENALTIES.

    We are directly or indirectly through our clients subject to extensive regulation by both the federal government and the states in which we conduct our business.

    If our operations are found to be in violation of any of the laws and regulations to which we or our clients are subject, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines and the curtailment of our operations. Any penalties, damages, fines or curtailment of our operations, individually or in the aggregate, could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. For a more detailed discussion of the various state and federal regulations to which we are subject see "Business--Regulation."

AN UNEXPECTED ADVERSE OUTCOME FROM ANY OF OUR ONGOING ADMINISTRATIVE AUDITS AND PROCEEDING COULD RESULT IN DAMAGES, FINES OR THE CURTAILMENT OF OUR OPERATIONS.

    We currently have the following administrative proceedings pending:

    - a review by the National Heritage Insurance Company, our Medicare Part B contractor, of our Medicare billing claims in Massachusetts; and

    - an action by MassPRO stemming from an audit of Medicaid claims submitted by one of our wholly-owned subsidiaries.

    Each of the proceedings listed above is described in greater detail in "Business--Legal and Administrative Proceedings." We have accrued $4,350,000 for probable settlement of these proceedings. While actual results could vary from this estimate, we believe that the resolution of any deficient billing process will not have a material adverse effect on our business. If this assessment is incorrect, however, then additional amounts required to settle these issues may have an adverse effect on our financial condition and our operations.

HEALTHCARE REFORM LEGISLATION COULD LIMIT THE PRICES WE CAN CHARGE FOR OUR SERVICES, WHICH WOULD REDUCE OUR REVENUES AND HARM OUR OPERATING RESULTS.

    In addition to extensive existing government healthcare regulation, there are numerous initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services, including a number of proposals that would significantly limit reimbursement under the Medicare and Medicaid Programs. Limitations on reimbursement amounts and other cost containment pressures have in the past resulted in a decrease in the revenue we receive for each scan we perform. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect these proposals would have on our business. Aspects of certain of these healthcare proposals, such as reductions in the Medicare and Medicaid Programs, containment of healthcare costs on an interim basis by means that could include a short-term freeze on prices charged by healthcare providers, and permitting greater state flexibility in the administration of Medicaid, could limit the demand for our services or affect the revenue per procedure that we can collect which would harm our business and results of operations.

THE APPLICATION OR REPEAL OF STATE CERTIFICATE OF NEED REGULATIONS COULD HARM OUR BUSINESS AND FINANCIAL RESULTS.

    Some states require a certificate of need or similar regulatory approval prior to the acquisition of high-cost capital items including diagnostic imaging systems or provision of diagnostic imaging services by us or our clients. Seventeen of the 43 states in which we operate require a certificate of need and more states may adopt similar licensure frameworks in the future. In many cases, a limited number of these certificates are available in a given state. If we are unable to obtain the applicable certificate or approval or additional certificates or approvals necessary to expand our operations, these regulations may limit or preclude our operations in the relevant jurisdictions.

    Conversely, states in which we have obtained a certificate of need may repeal existing certificate of need regulations or liberalize exemptions from the regulations. For example, Pennsylvania, Nebraska, New York, Ohio and Tennessee have liberalized exemptions from certificate of need programs. The repeal of certificate of need regulations in states in which we have obtained a certificate of need or a certificate of need exemption would lower barriers to entry for competition in those states and could adversely affect our business.

IF WE FAIL TO COMPLY WITH VARIOUS LICENSURE, CERTIFICATION AND ACCREDITATION STANDARDS WE MAY BE SUBJECT TO LOSS OF LICENSURE, CERTIFICATION OR ACCREDITATION WHICH WOULD ADVERSELY AFFECT OUR OPERATIONS.

    All of the states in which we operate require that the imaging technologists that operate our computed tomography, single photon emission computed tomography, and positron emission tomography systems be licensed or certified. Also, each of our retail sites must continue to meet various requirements in order to receive payments from the Medicare Program. In addition, we are currently accredited by the Joint Commission on Accreditation of Healthcare Organizations, an independent, non-profit organization that accredits various types of healthcare providers such as hospitals, nursing homes and providers of diagnostic imaging services. In the healthcare industry, various types of organizations are accredited to meet certain Medicare certification requirements, expedite third-party payment, and fulfill state licensure requirements. Some managed care providers prefer to contract with accredited organizations. Any lapse in our licenses, certifications or accreditations, or those of our technologists, or the failure of any of our retail sites to satisfy the necessary requirements under Medicare could adversely affect our operations and financial results.

                         RISKS RELATED TO OUR BUSINESS

CHANGES IN THE RATES OR METHODS OF THIRD-PARTY REIMBURSEMENTS FOR DIAGNOSTIC IMAGING AND THERAPEUTIC SERVICES COULD RESULT IN REDUCED DEMAND FOR OUR SERVICES OR CREATE DOWNWARD PRICING PRESSURE, WHICH WOULD RESULT IN A DECLINE IN OUR REVENUES AND HARM TO OUR FINANCIAL POSITION.

    We derive a small portion of our revenues from direct billings to patients and third-party payors such as Medicare, Medicaid or private health insurance companies, and changes in the rates or methods of reimbursement for the services we provide could have a significant negative impact on those revenues. Moreover, our healthcare provider clients on whom we depend for the majority of our revenues generally rely on reimbursement from third-party payors. In the past, initiatives have been proposed which, if implemented, would have had the effect of substantially decreasing reimbursement rates for diagnostic imaging services. Similar initiatives enacted in the future may have an adverse impact on our financial condition and our operations. Any change in the rates of or conditions for reimbursement could substantially reduce the number of procedures for which we or these healthcare providers can obtain reimbursement or the amounts reimbursed to us or our clients for services provided by us. Because unfavorable reimbursement policies have constricted and may continue to constrict the profit margins of the hospitals and clinics we bill directly, we have and may continue to need to lower our fees to retain existing clients and attract new ones. These reductions could have a significant adverse effect on our revenues and financial results by decreasing demand for our services or creating downward pricing pressure.

    Recently promulgated federal regulations affect the ability of a Medicare provider, such as a hospital, to include a service or facility as provider-based, as opposed to treating the service as if it were offered offsite from the hospital, for purposes of Medicare reimbursement. Historically, provider-based status has allowed a provider to obtain more favorable Medicare reimbursement for services like the ones we provide. While the Medicare, Medicaid and SCHIP Benefits and Improvement Act of 2000 offers some relief for facilities recognized as provider-based on October 1, 2000, under these new regulations, some of our clients may have difficulty qualifying our services for provider-based status. If a client cannot obtain provider-based status for our services, then the provider might decide not to contract with us, which would result in a decline in our operating results.

OUR REVENUES MAY FLUCTUATE OR BE UNPREDICTABLE AND THIS MAY HARM OUR FINANCIAL RESULTS.

    The amount and timing of revenues that we may derive from our business will fluctuate based on:

    - variations in the rate at which clients renew their contracts;

    - the extent to which our mobile shared-service clients become full-time clients;

    - changes in the number of days of service we can offer with respect to a given diagnostic imaging or therapeutic system due to equipment malfunctions or the seasonal factors discussed below; and

    - the mix of wholesale and retail billing for our services.

    In addition, we experience seasonality in the sale of our services. For example, our sales typically decline from our third fiscal quarter to our fourth fiscal quarter. First and fourth quarter revenues are typically lower than those from the second and third quarters. First quarter revenue is affected primarily by fewer calendar days and inclement weather, the results of which are fewer patient scans during the period. Fourth quarter revenue is affected primarily by holiday and client and patient vacation schedules and inclement weather, the results of which are fewer patient scans during the period. As a result, our revenues may significantly vary from quarter to quarter, and our quarterly results may be below market expectations. We may not be able to reduce our expenses, including our debt service obligations, quickly enough to respond to these declines in revenue, which would make our business difficult to operate and would harm our financial results. If this happens, the price of our common stock may decline.

WE MAY EXPERIENCE COMPETITION FROM OTHER MEDICAL DIAGNOSTIC COMPANIES AND THIS COMPETITION COULD ADVERSELY AFFECT OUR REVENUES AND OUR BUSINESS.

    The market for diagnostic imaging services and systems is competitive. Our major competitors include InSight Health Services Corp., Medical Resources, Inc., Shared Medical Services, Kings Medical Company Inc., Otter Tail Power Company, U.S. Diagnostic Inc., and Syncor International Corporation. In addition to direct competition from other mobile providers, we compete with independent imaging centers and healthcare providers that have their own diagnostic imaging systems as well as with equipment manufacturers that sell or lease imaging systems to healthcare providers for full-time installation. Some of our direct competitors which provide diagnostic imaging services may now or in the future have access to greater financial resources than we do and may have access to newer, more advanced equipment. In addition, some clients have in the past elected to provide imaging services to their patients directly rather than renewing their contacts with us. Finally, we face competition from providers of competing technologies such as ultrasound and may face competition from providers of new technologies in the future. If we are unable to successfully compete, our client base would decline and our business and financial condition would be harmed.

MANAGED CARE ORGANIZATIONS MAY PREVENT HEALTHCARE PROVIDERS FROM USING OUR SERVICES WHICH WOULD CAUSE US TO LOSE CURRENT AND PROSPECTIVE CLIENTS.

    Healthcare providers participating as providers under managed care plans may be required to refer diagnostic imaging tests to specific imaging service providers depending on the plan in which each covered patient is enrolled. These requirements currently inhibit healthcare providers from using our diagnostic imaging services in some cases. The proliferation of managed care may prevent an increasing number of healthcare providers from using our services in the future which would cause our revenues to decline.

TECHNOLOGICAL CHANGE IN OUR INDUSTRY COULD REDUCE THE DEMAND FOR OUR SERVICES AND REQUIRE US TO INCUR SIGNIFICANT COSTS TO UPGRADE OUR EQUIPMENT.

    Technological change in the MRI industry has been gradual since the last major technological advancements were made in 1994. However, technological changes in the MRI industry may accelerate in the future. The effect of technological change could significantly impact our business. The development of new scanning technology or new diagnostic applications for existing technology may require us to adapt our existing technology or acquire new or technologically improved systems in order to successfully compete. In the future, however, we may not have the financial resources to do so, particularly given our indebtedness. In addition, advancing technology may enable hospitals, physicians or other diagnostic service providers to perform tests without the assistance of diagnostic service providers such as ourselves. The development of new technologies or refinements of existing ones might make our existing systems technologically or economically obsolete, or cause a reduction in the value of, or reduce the need for, our systems.

WE MAY BE UNABLE TO EFFECTIVELY MAINTAIN OUR IMAGING AND THERAPEUTIC SYSTEMS OR GENERATE REVENUE WHEN OUR SYSTEMS ARE NOT WORKING.

    Timely, effective service is essential to maintaining our reputation and high utilization rates on our imaging systems. Repairs to one of our systems can take up to two weeks and result in a loss of revenue. Our warranties and maintenance contracts do not fully compensate us for loss of revenue when our systems are not working. The principal components of our operating costs include depreciation, salaries paid to technologists and drivers, annual system maintenance costs, insurance and transportation costs. Because the majority of these expenses is fixed, a reduction in the number of scans performed due to out-of-service equipment will result in lower revenues and margins. Repairs of our equipment are performed for us by the equipment manufacturers. These manufacturers may not be able to perform repairs or supply needed parts in a timely manner. Thus, if we experience greater than anticipated system malfunctions or if we are unable to promptly obtain the service necessary to keep our systems functioning effectively, our revenues could decline and our ability to provide services would be harmed.

WE MAY BE UNABLE TO RENEW OR MAINTAIN OUR CLIENT CONTRACTS WHICH WOULD HARM OUR BUSINESS AND FINANCIAL RESULTS.

    Upon expiration of our clients' contracts, we are subject to the risk that clients will cease using our imaging services and purchase or lease their own imaging systems or use our competitors' imaging systems. Thirty-three percent of our MRI contracts will expire in 2001 and an additional twenty-four percent will expire in 2002. If these contracts are not renewed, it could result in a significant negative impact on our business. In particular, renewal rates for contracts inherited from our acquired companies have historically been lower than those for our own contracts. For example, in 2000, the retention rate on contracts originated by us was approximately 87% compared with an average retention rate of approximately 83% for contracts originated by companies we acquired in the last three years. Our overall contract renewal rate for the first quarter of 2001 was 81%. It is not always possible to immediately obtain replacement clients, and historically many replacement clients have been smaller facilities which have a lower number of scans than lost clients.

WE MAY BE SUBJECT TO PROFESSIONAL LIABILITY RISKS WHICH COULD BE COSTLY AND NEGATIVELY IMPACT OUR BUSINESS AND FINANCIAL RESULTS.

    We may be subject to professional liability claims. Although there currently are no known hazards associated with MRI or our other scanning technologies when used properly, hazards may be discovered in the future. Furthermore, there is a risk of harm to a patient during an MRI if the patient has certain types of metal implants or cardiac pacemakers within his or her body. Patients are carefully screened to safeguard against this risk, but screening may nevertheless fail to identify the hazard. To protect against possible professional liability, we maintain professional liability insurance. However, if we are unable to maintain insurance in the future at an acceptable cost or at all or if our insurance does not fully cover us, and a successful claim was made against us, we could be exposed. Any claim made against us not fully covered by insurance could be costly to defend against, result in a substantial damage award against us and divert the attention of our management from our operations, which could have an adverse effect on our financial performance.

LOSS OF KEY EXECUTIVES AND FAILURE TO ATTRACT QUALIFIED MANAGERS, TECHNOLOGISTS AND SALES PERSONS COULD LIMIT OUR GROWTH AND NEGATIVELY IMPACT OUR OPERATIONS.

    We depend upon our management team to a substantial extent. In 2000, we added 216 employees. As we grow, we will increasingly require field managers and sales persons with experience in our industry and skilled technologists to operate our diagnostic equipment. It is impossible to predict the availability of qualified field managers, sales persons and technologists or the compensation levels that will be required to hire them. In particular, there is a very high demand for qualified technologists who are necessary to operate our systems. We may not be able to hire and retain a sufficient number of technologists, and we may be required to pay bonuses and higher salaries to our technologists, which would increase our expenses. The loss of the services of any member of our senior management or our inability to hire qualified field managers, sales persons and skilled technologists at economically reasonable compensation levels could adversely affect our ability to operate and grow our business.

    In addition, our inability to retain employees who have received options under our 1999 Equity Plan could have a material adverse effect on our net income in a future period. On June 20, 2001, our compensation committee authorized us to enter into the amended option agreements to reduce the performance targets that trigger the acceleration of the vesting of performance-based options granted under the plan. As discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," if we achieve the new reduced performance vesting targets specified in the amended option agreements but do not achieve the original performance vesting targets, and an option holder terminates employment prior to the eighth anniversary of the option grant date, we would be required to record a non-cash compensation charge equal to the amount by which the actual value of the shares subject to the performance vesting option on the date of the amendment exceeded the option's exercise price. We note that the executive officers listed in "Management--Executive Officers and Directors" in the aggregate hold approximately 81% of the outstanding options under the 1999 Equity Plan. If a substantial number of senior managers were to leave in future periods under these circumstances, the non-cash compensation charges that we would be required to record would have a material adverse effect on our net income in those periods.

OUR POSITRON EMISSION TOMOGRAPHY, OR PET, SERVICE AND SOME OF OUR OTHER IMAGING SERVICES REQUIRE THE USE OF RADIOACTIVE MATERIALS, WHICH COULD SUBJECT US TO REGULATION, RELATED COSTS AND DELAYS AND POTENTIAL LIABILITIES FOR INJURIES OR VIOLATIONS OF ENVIRONMENTAL, HEALTH AND SAFETY LAWS.

    Our PET service and some of our other imaging and therapeutic services require radioactive materials. While this radioactive material has a short half-life, meaning it quickly breaks down into inert, or non-radioactive substances, storage, use and disposal of these materials presents the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for storing, handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, we cannot completely eliminate the risk of accidental contamination or injury from those hazardous materials. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could incur significant costs and the diversion of our management's attention in order to comply with current or future environmental, health and safety laws and regulations.

WE MAY NOT BE ABLE TO ACHIEVE THE EXPECTED BENEFITS FROM ANY PAST OR FUTURE ACQUISITIONS WHICH WOULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS.

    We have historically relied on acquisitions as a method of expanding our business. In the past five years we have, directly or indirectly through our subsidiaries, completed seven significant acquisitions. In addition, although we have not presently identified any potential future acquisition candidates, we will consider future acquisitions as opportunities arise. If we do not successfully integrate acquisitions, we may not realize anticipated operating advantages and cost savings. The integration of companies that have previously operated separately involves a number of risks, including:

    - demands on management related to the increase in our size after an acquisition;

    - the diversion of our management's attention from the management of daily operations to the integration of operations;

    - difficulties in the assimilation and retention of employees;

    - potential adverse effects on operating results; and

    - challenges in retaining clients.

    With regard to the last item noted above, our client contract renewal rates for contracts inherited from our acquired companies have historically been lower than those for our own contracts. We may not be able to maintain the levels of operating efficiency acquired companies will have achieved or might achieve separately. Successful integration of each of their operations will depend upon our ability to manage those operations and to eliminate redundant and excess costs. Because of difficulties in combining operations, we may not be able to achieve the cost savings and other size related benefits that we hoped to achieve after these acquisitions which would harm our financial condition and results.

                         RISKS RELATED TO THIS OFFERING

INVESTORS WILL BE SUBJECT TO MARKET RISKS TYPICALLY ASSOCIATED WITH INITIAL PUBLIC OFFERINGS WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

    Prior to this offering there has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. If you purchase shares of common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations between the underwriters and us. You may not be able to resell your shares at or above the initial public offering price and may suffer a loss on your investment.

    The market price of our common stock is likely to be highly volatile, in part as a result of factors which are beyond our control. These factors may cause the market price of our common stock to decline, regardless of our operating performance. If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our common stock would likely decline. Stock price fluctuations may be exaggerated if the trading volume of our common stock is low. Securities class action litigation is often brought against a company after a period of volatility in the market price of its stock. Any securities litigation claims brought against us could result in substantial expense and divert management's attention from our core business.

WE ARE CONTROLLED BY A SINGLE STOCKHOLDER WHICH WILL BE ABLE TO EXERT SIGNIFICANT INFLUENCE OVER MATTERS REQUIRING STOCKHOLDER APPROVAL, INCLUDING CHANGE OF CONTROL TRANSACTIONS.

    Following this offering, an affiliate of Kohlberg Kravis Roberts & Co., L.P., or KKR, will own approximately 65% of our common equity, after giving effect to outstanding options. Accordingly, the KKR affiliate will control us and have the power to elect all of our directors, appoint new management and approve any action requiring the approval of the holders of shares of our common stock, including adopting amendments to our certificate of incorporation and approving mergers, consolidations or sales of all or substantially all of our assets. This concentration of ownership may also delay or prevent a change of control of our company or reduce the price investors might be willing to pay for our common stock. The interests of KKR may conflict with the interests of other holders of our common stock.

FUTURE SALES BY OUR CURRENT SHAREHOLDERS MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

    The market price of our common stock could decline as a result of sales of a large number of shares in the market after this offering or the perception that these sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of our common stock. For a discussion of the shares of our common stock available for future sale, see "Shares Eligible for Future Sale."

YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

    The initial public offering price per share significantly exceeds our net tangible book value per share immediately after the offering. If you purchase common stock in this offering, you will incur dilution of $22.26 per share from the price per share you paid based on our adjusted net book value at March 31, 2001. See "Dilution."

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, WHICH MAY BE UNAVAILABLE OR WHICH MAY RESULT IN DILUTION TO OUR STOCKHOLDERS AND RESTRICT OUR OPERATIONS.

    We may seek to sell additional equity or debt securities or obtain an additional credit facility in order to finance our operations, which we may not be able to do on favorable terms, or at all. Our ability to obtain additional debt and equity financing is limited by the agreements governing our current indebtedness. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. If additional funds are raised through the issuance of debt securities or preferred stock, these securities could have rights that are senior to holders of common stock and any debt securities could contain covenants that would restrict our operations.

                           FORWARD LOOKING STATEMENTS

    We have made statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus that are forward looking statements. In some cases you can identify these statements by forward looking words such as "may", "will", "should", "expect", "plans", "anticipate", "believe", "estimate", "predict", "seek", "intend" and "continue" or similar words. Forward looking statements may also use different phrases. Forward looking statements address, among other things our future expectations, projections of our future results of operations or of our financial condition and other forward looking information.

    We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or which we do not fully control that could cause actual results to differ materially from those expressed or implied by our forward looking statements, including:

    - our high degree of leverage and our ability to service our debt;

    - factors affecting our leverage, including, interest rates;

    - our ability to incur more indebtedness;

    - the effect of operating and financial restrictions in our debt agreements;

    - our estimates regarding our capital requirements;

    - intense levels of competition in the diagnostic imaging services and imaging systems industry;

    - changes in healthcare regulation, including changes in Medicare and Medicaid reimbursement policies, adverse to our services;

    - our ability to keep pace with technological developments within our industry;

    - the growth in the market for MRI and other services;

    - our ability to successfully integrate any future acquisitions; and

    - other factors discussed under "Risk Factors."

    This prospectus contains statistical data that we obtained from public industry publications. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

                                USE OF PROCEEDS

    We estimate that the net proceeds to us from the sale of 9,375,000 shares of our common stock in this offering will be $137 million, at an assumed initial public offering price of $16.00 per share, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds from this offering will be $158 million. We estimate that the total net proceeds of the offering will be used to repay indebtedness under our credit facility currently bearing interest ranging from 6.625% to 7.0625% per annum with maturity dates ranging from 2006 to 2008.

                                DIVIDEND POLICY

    We have never declared or paid any dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any dividends in the foreseeable future.

    Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, restrictions imposed on us by our borrowing arrangements and plans for expansion.

    The terms of our indebtedness, including our credit agreement and our 10 3/8% senior subordinated notes due 2011, contain restrictions on our ability to make dividends. For example, under the terms of the indenture governing our 10 3/8% senior subordinated notes due 2011, subject to specified exceptions, we may not declare or pay any dividends unless, at the time of the declaration and payment, no default or event of default has occurred and is continuing under the indenture or would occur as a consequence of the dividend, we meet a debt coverage ratio test specified in the indenture and the amount of the dividend does not exceed an amount set by a formula specified in the indenture. Subject to the restrictions described above, including the restriction on the size of the dividend, and even though we do not currently intend to declare or pay any dividends on our common stock as noted above, we are currently able to pay dividends despite the restrictions imposed by our 10 3/8% senior subordinated notes due 2011.

                                 CAPITALIZATION

    You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus. The following table describes our capitalization as of March 31, 2001:

    - on an actual basis;

    - on a pro forma basis giving effect to the offering of our 10 3/8% senior subordinated notes and the application of the net proceeds thereof; and

    - as adjusted to give effect to this offering and the application of the estimated net proceeds thereof at an assumed initial public offering price of $16.00.

                                                                   AT MARCH 31, 2001
                                                       -----------------------------------------
                                                                                  AS ADJUSTED
                                                        ACTUAL     PRO FORMA   FOR THIS OFFERING
                                                       ---------   ---------   -----------------
                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
Cash and cash equivalents............................  $   9,634   $   9,634        $  9,634
                                                       =========   =========        ========
Long-term debt, including current portion:
  Term loan facility under our credit agreement......  $ 466,000   $ 466,000        $366,000
  Senior subordinated credit facility................    260,000          --              --
  Revolving loan facility under our credit
    agreement........................................     28,000      37,000              --
  Equipment loans....................................     20,124      20,124          20,124
  10 3/8% senior subordinated notes due 2011.........         --     260,000         260,000
                                                       ---------   ---------        --------
    Total long-term debt.............................    774,124     783,124         646,124
                                                       ---------   ---------        --------
Stockholders' deficit:
  Common stock, $0.01 par value: 100,000,000 shares
    authorized, 38,068,360 shares issued and
    outstanding, actual and pro forma; 47,443,360
    shares issued and outstanding as adjusted........        381         381             474
  Additional paid-in deficit.........................   (137,446)   (137,446)           (539)
  Note receivable from officer.......................       (300)       (300)           (300)
  Accumulated deficit................................    (65,078)    (67,318)        (67,318)
                                                       ---------   ---------        --------
Total stockholders' deficit..........................   (202,443)   (204,683)        (67,683)
                                                       ---------   ---------        --------
    Total capitalization.............................  $ 571,681   $ 578,441        $578,441
                                                       =========   =========        ========

                                    DILUTION

    Our net tangible book value as of March 31, 2001 was approximately
$(433.9) million, or $(11.40) per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering on an as adjusted basis. After giving effect to the sale of the 9,375,000 shares of common stock by us at the assumed initial public offering price of $16.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of March 31, 2001 would have been $(296.9) million, or $(6.26) per share of common stock. This represents an immediate increase in net tangible book value of $5.14 per share of common stock to existing common stockholders and an immediate dilution in net tangible book value of $(22.26) per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Initial public offering price per share.....................  $ 16.00
  Net tangible book value per share before this offering....            $(11.40)
  Increase per share attributable to this offering..........            $  5.14
Tangible book value per share after this offering...........            $ (6.26)
Dilution per share to new investors.........................  $(22.26)

    The following table summarizes, as of March 31, 2001, the number of shares of common stock purchased from us, the total consideration paid assuming an initial public offering price of $16.00, and the average price per share paid by existing and new investors purchasing shares of common stock in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                         SHARES PURCHASED           TOTAL CONSIDERATION
                                       ---------------------      -----------------------      AVERAGE PRICE
                                         NUMBER     PERCENT          AMOUNT      PERCENT         PER SHARE
                                       ----------   --------      ------------   --------      -------------
Existing shareholders................  38,068,360     80.2%       $200,161,367     57.2%          $ 5.26
New investors........................   9,375,000     19.8%       $150,000,000     42.8%          $16.00
                                       ----------    -----        ------------    -----           ------
  Total..............................  47,443,360    100.0%       $350,161,367    100.0%          $ 7.38
                                       ==========    =====        ============    =====           ======

    The tables and calculations above assume no exercise of the underwriter's over-allotment option to purchase up to an additional 1,406,250 shares of common stock. If the underwriters' overallotment option is exercised in full, the number of shares of common stock held by existing stockholders would be reduced to 77.9% of the total number of shares of common stock outstanding after this offering and the number of shares of common stock held by new investors would be increased to 10,781,250, or 22.1% of the total number of shares of common stock outstanding after this offering.

    The table also excludes:

    - 6,953,840 shares of common stock issuable upon exercise of stock options that are currently issued, outstanding and exercisable at June 13, 2001 at a weighted average exercise price of $4.25 per share; and

    - 1,642,200 shares of common stock reserved for future issuance under our 1999 Equity Plan as of June 13, 2001.

To the extent these shares are issued, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected financial data shown below for, and as of the end of, each of the years in the five-year period ended December 31, 2000 and for the three months ended March 31, 2000 and 2001 have been derived from our financial statements. The income statement data for the years ended December 31, 1998, 1999 and 2000 and the balance sheet data at December 31, 1999 and 2000 have been derived from financial statements, which have been audited and which are included in this prospectus. The income statement data for the years ended December 31, 1996 and 1997 and the balance sheet data at December 31, 1996, 1997 and 1998 have been derived from our audited financial statements, which are not included in this prospectus. The income statement data for the three months ended March 31, 2000 and 2001 and the balance sheet data at March 31, 2001 have been derived from our unaudited financial statements which are included in this prospectus. The balance sheet data at March 31, 2000 has been derived from our unaudited financial statements which are not included in this prospectus. The summary financial data should be read in conjunction with "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

                                                                                                           THREE MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,                           MARCH 31,
                                              -------------------------------------------------------   -------------------------
                                                1996       1997       1998        1999        2000         2000          2001
                                              --------   --------   ---------   ---------   ---------   -----------   -----------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues....................................  $ 68,482   $ 86,474   $ 243,297   $ 318,106   $ 345,287    $  84,322     $  91,257
Costs and expenses:
  Operating expenses, excluding
    depreciation............................    32,344     38,997     111,875     143,238     151,722       36,647        39,853
  Depreciation expense......................    12,737     15,993      33,493      47,055      54,924       12,721        15,406
  Selling, general and administrative
    expenses................................     8,130      8,857      24,446      31,097      38,338        9,240        11,068
  Amortization expense, primarily
    goodwill................................     1,952      2,426      11,289      14,565      14,390        3,598         3,607
  Termination and related costs.............        --         --          --          --       4,573           --            --
  Recapitalization, merger integration, and
    regulatory costs........................        --     16,350       2,818      52,581       4,523          336            --
  Interest expense, net.....................     5,758      7,808      41,772      51,958      77,051       18,933        18,849
                                              --------   --------   ---------   ---------   ---------    ---------     ---------
  Total costs and expenses..................    60,921     90,431     225,693     340,494     345,521       81,475        88,783
                                              --------   --------   ---------   ---------   ---------    ---------     ---------
Income (loss) before income taxes and
  extraordinary gain (loss).................     7,561     (3,957)     17,604     (22,388)       (234)       2,847         2,474
Provision for income taxes..................     1,060      1,700       8,736       3,297       1,969        1,423         1,237
                                              --------   --------   ---------   ---------   ---------    ---------     ---------
Income (loss) before extraordinary gain
  (loss)....................................     6,501     (5,657)      8,868     (25,685)     (2,203)       1,424         1,237
Extraordinary gain (loss), net of taxes.....     6,300      1,849      (2,271)    (17,766)         --           --            --
                                              --------   --------   ---------   ---------   ---------    ---------     ---------
Net income (loss)...........................    12,801     (3,808)      6,597     (43,451)     (2,203)       1,424         1,237
Less: Preferred stock dividends and
  financing fee accretion...................      (943)      (626)     (2,186)     (2,081)         --           --            --
Less: Excess of consideration paid over
  carrying amount of preferred stock
  repurchased...............................        --         --          --      (2,796)         --           --            --
Add: Excess of carrying amount of preferred
  stock repurchased over consideration
  paid......................................     1,764      1,906          --          --          --           --            --
                                              --------   --------   ---------   ---------   ---------    ---------     ---------
Net income (loss) applicable to common
  stock.....................................  $ 13,622   $ (2,528)  $   4,411   $ (48,328)  $  (2,203)   $   1,424     $   1,237
                                              ========   ========   =========   =========   =========    =========     =========
Earnings (loss) per common share:
  Income (loss) before extraordinary gain
    (loss)..................................  $   0.07   $  (0.04)  $    0.12   $   (0.56)  $   (0.06)   $    0.04     $    0.03
  Extraordinary gain (loss), net of taxes...      0.06       0.02       (0.04)      (0.33)         --           --            --
                                              --------   --------   ---------   ---------   ---------    ---------     ---------
  Net income (loss) per common share........  $   0.13   $  (0.02)  $    0.08   $   (0.89)  $   (0.06)   $    0.04     $    0.03
                                              ========   ========   =========   =========   =========    =========     =========
Earnings (loss) per common share--assuming
  dilution:
  Income (loss) before extraordinary gain
    (loss)..................................  $   0.06   $  (0.04)  $    0.11   $   (0.56)  $   (0.06)   $    0.04     $    0.03
  Extraordinary gain (loss), net of taxes...      0.06       0.02       (0.04)      (0.33)         --           --            --
                                              --------   --------   ---------   ---------   ---------    ---------     ---------
  Net income (loss) per common
    share--assuming dilution................  $   0.12   $  (0.02)  $    0.07   $   (0.89)  $   (0.06)   $    0.04     $    0.03
                                              ========   ========   =========   =========   =========    =========     =========
Weighted average number of shares of common
  stock and common stock equivalents:
  Basic.....................................   108,640    107,430      57,110      54,210      38,000       37,990        38,070
  Fully diluted.............................   114,940    107,430      59,210      54,210      38,000       39,480        40,400

                                                                                                           THREE MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,                           MARCH 31,
                                              -------------------------------------------------------   -------------------------
                                                1996       1997       1998        1999        2000         2000          2001
                                              --------   --------   ---------   ---------   ---------   -----------   -----------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED BALANCE SHEET DATA (AT END OF
  PERIOD):
Cash and cash equivalents...................  $ 10,867   $ 12,255   $   3,083   $   4,804   $  12,971    $   4,493     $   9,634
Total assets................................   128,510    284,815     567,932     625,510     646,160      637,556       654,785
Long-term debt, including current
  maturities................................    89,025    290,270     518,423     751,849     758,989      756,172       774,124
Redeemable preferred stock..................     4,694     14,487      16,673          --          --           --            --
Stockholders' equity (deficit)..............    16,360    (47,904)    (43,327)   (201,899)   (203,809)    (200,475)     (202,443)
OTHER DATA:
Adjusted EBITDA(1)..........................  $ 28,008   $ 38,620   $ 107,076   $ 143,771   $ 155,560    $  38,435     $  40,465
Adjusted EBITDA margin(2)...................      40.9%      44.7%       44.0%       45.2%       45.1%        45.6%         44.3%
Cash flows provided by (used in):
  Operating activities......................    21,731     12,864      46,855      38,197      92,044       21,263         8,284
  Investing activities......................   (27,936)   (56,963)   (245,104)   (104,072)    (90,995)     (25,897)      (18,836)
  Financing activities......................     5,944     45,487     189,077      67,596       7,118        4,323         7,215
Capital expenditures........................    26,510     45,122      72,321      95,914     101,554       34,010        21,152

------------------------------

(1) EBITDA represents earnings before interest expense, net, income taxes, depreciation and amortization expense. Adjusted EBITDA represents EBITDA adjusted for recapitalization costs, merger integration costs, regulatory costs, termination and related costs, stock-based compensation, and extraordinary items. EBITDA and adjusted EBITDA are not presentations made in accordance with generally accepted accounting principles. EBITDA and adjusted EBITDA should not be considered in isolation or as substitutes for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as measures of profitability or liquidity. EBITDA and adjusted EBITDA are included in this prospectus to provide additional information with respect to our ability to satisfy our debt service, capital expenditure and working capital requirements and because certain covenants in our debt instruments are based on similar measures. While EBITDA and adjusted EBITDA are used as measures of operations and the ability to meet debt service requirements, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculations. The calculations of EBITDA and adjusted EBITDA are shown below:

                                                                                                 THREE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                         MARCH 31,
                                       ----------------------------------------------------   -------------------------
                                         1996       1997       1998       1999       2000        2000          2001
                                       --------   --------   --------   --------   --------   -----------   -----------
                                                                        (IN THOUSANDS)
    Net income (loss)................  $12,801    $(3,808)   $  6,597   $(43,451)  $ (2,203)    $ 1,424       $ 1,237
      Depreciation expense...........   12,737     15,993      33,493     47,055     54,924      12,721        15,406
      Amortization expense, primarily
        goodwill.....................    1,952      2,426      11,289     14,565     14,390       3,598         3,607
      Interest expense, net..........    5,758      7,808      41,772     51,958     77,051      18,933        18,849
      Provision for income taxes.....    1,060      1,700       8,736      3,297      1,969       1,423         1,237
                                       -------    -------    --------   --------   --------     -------       -------
    EBITDA...........................   34,308     24,119     101,887     73,424    146,131      38,099        40,336
      Termination and related
        costs(a).....................       --         --          --         --      4,573          --            --
      Recapitalization, merger
        integration, and regulatory
        costs(b).....................       --     16,350       2,818     52,581      4,523         336            --
      Stock-based compensation(c)....       --         --         100         --        333          --           129
      Extraordinary (gain) loss, net
        of taxes.....................   (6,300)    (1,849)      2,271     17,766         --          --            --
                                       -------    -------    --------   --------   --------     -------       -------
    Adjusted EBITDA..................  $28,008    $38,620    $107,076   $143,771   $155,560     $38,435       $40,465
                                       =======    =======    ========   ========   ========     =======       =======

    ----------------------------------

    (a) Termination and related costs for the year ended December 31, 2000 represent $4,232 associated with termination costs and the cash-out of stock options for an executive officer who resigned due to health-related issues and $341 associated with the recruitment of his replacement.

    (b) Recapitalization, merger integration and regulatory costs for the year ended December 31, 2000, represent $704 of professional fees paid in connection with the KKR acquisition, $570 of compensatory costs related to stock option buy-backs and severance payments resulting from change in control provisions triggered by the KKR acquisition, $154 related to additional severance for employees of SMT, $123 of integration costs to migrate acquired entities to a common systems platform for direct patient billing, and $850 for assessments and $2,122 for costs and related professional fees to settle regulatory matters associated with the direct patient billing process of one of our acquired entities. Recapitalization, merger integration and regulatory costs for the year ended December 31, 1999, represent $19,640 in professional fees paid in connection with the KKR acquisition, $17,082 related to the purchase of outstanding stock options in connection with the KKR acquisition, $6,003 in bonus payments paid in connection with the KKR acquisition, $1,088 in provisions to conform the accounting policies with respect to accounts receivable reserves, as well as employee vacation and sick pay reserves in connection with the SMT merger, $2,164 in employee severance costs in connection with the SMT merger, $3,075 in professional fees and other merger integration costs associated with the SMT merger and other acquired entities, and $3,529 for assessments to settle regulatory matters associated with the direct patient billing process of one of our acquired entities. Recapitalization, merger integration and regulatory costs for the year ended December 31, 1998, represents $1,846 in special non-recurring bonuses paid in connection with the MTI acquisition, $722 of professional fees associated with accounting and billing systems conversions of acquired companies, and a $250 provision for bad debt conforming accounting adjustment made in connection with the American Shared acquisition. Recapitalization, merger integration and regulatory costs for the year ended December 31, 1997, represents $16,350 in professional fees and other costs paid in connection with the acquisition of substantially all of our company by Apollo Investment Fund III, L.P. and its related entities.

    (c) Stock-based compensation of $333 for the year ended December 31, 2000, represents $55 for options issued to certain employees at exercise prices below the fair value of our common stock, $68 for Phantom Shares issued to four non-employee directors below fair market value, and $210 for common stock issued to one of our executive officers at below fair market value. Stock-based compensation of $100 for the year ended December 31, 1998, represents options issued to certain employees at exercise prices below the fair value of our common stock.

(2) Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenues.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    We are a leading national provider of outsourced diagnostic imaging services, with 91% of our 2000 revenues and 90% of our revenues for the first quarter of 2001 derived from MRI. We provide imaging and therapeutic services primarily to hospitals and other healthcare providers on a mobile, shared-service basis. Our services normally include the use of our imaging or therapeutic systems, technologists to operate the systems, equipment maintenance and upgrades and management of day-to-day operations. We had 392 diagnostic imaging and therapeutic systems, including 325 MRI systems, and 1,218 clients in 43 states at March 31, 2001.

    Approximately 90% of our revenues for the year ended December 31, 2000 were generated by providing services to hospitals and other healthcare providers, which we refer to as wholesale revenues. Our wholesale revenues are typically generated from contracts that require our clients to pay us based on the number of scans we perform, although some pay us a flat fee for a period of time regardless of the number of scans we perform. These payments are due to us independent of our clients' receipt of reimbursement from third-party payors. We typically deliver our services for a set number of days per week through exclusive, long-term contracts with hospitals and other healthcare providers. These contracts, which are usually three to five years in length, are typically non-cancelable by our clients and often contain automatic renewal provisions. We price our contracts based on the type of system used, the scan volume, and the number of ancillary services provided.

    Approximately 10% of our revenues for the year ended December 31, 2000 and for the quarter ended March 31, 2001 were generated by providing services directly to patients from our sites located at or near hospital or other healthcare provider facilities, which we refer to as retail revenues. Our revenue from these sites is generated from direct billings to patients or their third-party payors, which are recorded net of contractual discounts and other arrangements for providing services at discounted prices. We typically charge a higher price per scan under retail billing than we do under wholesale billing.

    The principal components of our operating costs, excluding depreciation, are compensation paid to technologists and drivers, annual system maintenance costs, transportation and travel costs, and system rental costs. Because a majority of these expenses are fixed, increased revenue as a result of higher scan volumes per system significantly improves our margins while lower scan volumes result in lower margins.

    The principal components of selling, general and administrative expenses are sales force compensation, marketing costs, business development expenses, corporate overhead costs and our provision for doubtful accounts. In addition, charges for non-cash stock-based compensation are also included in selling, general and administrative expenses. In 2000, we recorded $0.3 million in stock-based compensation as a result of grants of options to purchase our common stock at an exercise price below its deemed value. For the quarter ended March 31, 2001, we recorded $0.1 million in stock-based compensation as a result of these grants and will record an additional $3.0 million in charges over the next eight years as a result of these grants.

    Additionally, one-half of the options granted under our 1999 Equity Plan are "performance options." These options vest on the eighth anniversary of the grant date if the option holder is still our employee, but the vesting accelerates if we meet the operating performance targets specified in the option agreements. On June 20, 2001, our compensation committee authorized us to enter into amended option agreements to reduce the performance targets for the performance options. As a result, if we achieve the reduced performance targets but do not achieve the original performance targets, and an option holder terminates employment prior to the eighth anniversary of the option grant date, we would be required to record a non-cash compensation charge equal to the amount by which the actual value of the shares subject to the performance option on the date of the amendment exceeded the option's exercise price. We estimate that we could incur between $4 million and $7 million in the aggregate of these non-cash compensation charges over the next four years. These charges, however, may not be evenly distributed over each of those four years or over the four quarters in any one year, depending upon the timing of employee turnover and the number of shares subject to the options held by departing employees.

    Over the past five years, we have increased revenue through acquisitions, increased scan volumes at existing client sites, and added new clients. During this same period, the growth rate of our adjusted EBITDA (income before income taxes, depreciation, amortization, net interest expense, recapitalization costs, merger integration costs, regulatory costs, termination and related costs, stock-based compensation, and extraordinary items) has exceeded the growth rate of revenue primarily as a result of spreading our fixed costs over a larger revenue base, implementing cost reduction and containment measures, and converting leased MRI systems obtained through acquisitions to owned MRI systems. In the second half of 2000, we added a substantial amount of infrastructure and upgraded our information systems in anticipation of supporting our future growth rate which increased our selling, general and administrative expenses as a percentage of revenue in the first quarter of 2001 compared to the first quarter of 2000.

    We have historically focused on attempting to maximize cash flow and return on invested capital nationwide and effectively deploying assets to maximize utilization. In both 1999 and 2000, we made significant investments in adding to and upgrading our MRI systems to improve service to our clients and add capacity for future growth. These additions to our MRI systems had the effect of slowing our growth rate in average daily scan volume per MRI system in 2000. Average daily scan volume per MRI system increased by 0.5 and 0.1 scans per day in 1999 and 2000, as compared to each preceding year.

    At December 31, 2000, we had $167.7 million of net operating losses available for federal tax purposes to offset future taxable income, subject to certain limitations. These net operating losses begin to expire in 2003.

SEASONALITY

    We experience seasonality in the revenues and margins generated for our services. First and fourth quarter revenues are typically lower than those from the second and third quarters. First quarter revenue is affected primarily by fewer calendar days and inclement weather, the results of which are fewer patient scans during the period. Fourth quarter revenue is affected primarily by holiday and client and patient vacation schedules and inclement weather, the results of which are fewer patient scans during the period. The variability in margins is higher than the variability in revenues due to the fixed nature of our costs.

SIGNIFICANT ACQUISITIONS AND OTHER TRANSACTIONS

    On November 1, 2000, we acquired all of the outstanding common stock of Southeast Arizona, Inc. as well as a mobile MRI system from one of its affiliates. The purchase price was $4.1 million. The acquisition has been accounted for as a purchase and, accordingly, the results of operations of Southeast Arizona have been included in our consolidated financial statements from the date of acquisition.

    On November 2, 1999, we merged with an affiliate of Kohlberg Kravis
Roberts & Co., L.P., or KKR, who acquired control of Alliance from existing shareholders in a leveraged recapitalization transaction. The total value of the transaction, including fees and expenses, was approximately $980 million. The transaction was funded with senior secured credit facilities, a senior subordinated credit facility, and common equity.

    On May 13, 1999, we acquired all the outstanding common stock of Three Rivers Holding Corp., the parent corporation of SMT Health Services, Inc., in a stock-for-stock merger. We exchanged approximately 16.4 million shares of common stock for all the outstanding common shares of Three Rivers. At the time of the merger, Three Rivers was wholly owned by affiliates of Apollo Management, L.P., which held approximately 82.6% of our outstanding common stock. Accordingly, the merger has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. As such, our accompanying financial statements, footnotes, and management's discussion and analysis of financial condition and results of operations have been restated to include the assets, liabilities and operations of SMT from the date when both entities were under Apollo's control, which was December 18, 1997.

    On November 13, 1998, two of our wholly owned subsidiaries acquired all of the outstanding common stock of CuraCare, Inc. and all of the partnership interests in American Shared-CuraCare. The purchase price consisted of approximately $13.4 million in cash plus the assumption of approximately
$12.2 million in financing arrangements. The transaction has been accounted for as a purchase and, accordingly, the results of operations of CuraCare and American Shared have been included in our consolidated financial statements from the date of acquisition.

    On August 17, 1998, SMT acquired all of the outstanding common stock of RIA Management Services, Inc. The acquisition was accounted for as a purchase and, accordingly, the results of operations of RIA have been included in our consolidated financial statements from the date of acquisition. The purchase price consisted of approximately $2.1 million in cash plus the assumption of approximately $1.1 million in financing arrangements.

    On May 19, 1998, we acquired Medical Diagnostics, Inc., a subsidiary of U.
S. Diagnostic, Inc. The purchase price consisted of approximately $31.0 million plus the assumption of approximately $7.4 million in financing arrangements. The acquisition has been accounted for as a purchase and, accordingly, the results of operations of Medical Diagnostics have been included in our consolidated financial statements from the date of acquisition.

    On March 12, 1998, we acquired Mobile Technology Inc., a provider of mobile MRI services in the United States, in a transaction accounted for as a purchase. We have included the operations of Mobile Technology in our consolidated financial statements from the date of acquisition. The purchase price consisted of $58.3 million for all of the equity interests in Mobile Technology plus direct acquisition costs of approximately $2.0 million. In connection with the acquisition, we also refinanced $37.4 million of Mobile Technology's outstanding debt and paid Mobile Technology's direct transaction costs of $3.5 million.

    On January 2, 1998, Canton Holding Corp., a wholly owned subsidiary of SMT, acquired all of the outstanding common stock of Mid American Imaging, Inc. and Dimensions Medical Group, Inc. The acquisition was accounted for as a purchase and accordingly, the results of operations of Mid American Imaging and Dimensions Medical Group have been included in our consolidated financial statements from the date of acquisition. The purchase price consisted of approximately $10.4 million in cash plus the assumption of approximately
$5.1 million in financing arrangements.

RESULTS OF OPERATIONS

QUARTER ENDED MARCH 31, 2001 COMPARED TO QUARTER ENDED MARCH 31, 2000

    Revenue increased $7.0 million, or 8.3%, to $91.3 million in the first quarter of 2001 compared to $84.3 million in the first quarter of 2000 primarily due to higher scan-based MRI revenue and higher MRI revenue under fixed-fee contracts. Overall, scan-based MRI revenue for the quarter ended March 31, 2001 increased $5.2 million, or 7.4%, compared to the quarter ended March 31, 2000 primarily as a result of a 10.4% increase in our MRI scan volume. We attribute this increase to the

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
increase in the number of scans for existing clients primarily as a result of our continuing MRI systems upgrade program, and to additional scan-based systems in operation. The average daily scan volume per MRI system increased to 9.5 in the first quarter of 2001 from 9.4 in the first quarter of 2000. The increase in scan-based revenue was partially offset by a 2.8% decrease in average price per MRI scan. The decrease in average price realized per scan is primarily the result of an increase in wholesale revenue compared to retail revenue, which has a higher per-scan price, as a percentage of total MRI revenue, granting price reductions to certain clients, and clients achieving discounted price levels on incremental scan volume. Fixed-fee MRI revenue increased $0.2 million, or 4.0%, due to an increase in short and long-term fixed-fee system rental contracts. Additionally, other revenue increased $1.6 million, or 19.1%, primarily due to an increase in positron emission tomography, or PET, revenue.

    We had 325 MRI systems at March 31, 2001 compared to 296 MRI systems at March 31, 2000. The increase was primarily a result of planned system additions to satisfy client demand.

    Operating expenses, excluding depreciation, increased $3.3 million, or 9.0%, to $39.9 million in the first quarter of 2001 compared to $36.6 million in the first quarter of 2000. Payroll and related employee expenses increased
$2.0 million, or 10.8%, primarily as a result of an increase in the number of employees necessary to support new systems in operation and an increase in technologists' wages. System maintenance expense increased $1.0 million, or 12.7%, primarily due to an increase in the number of systems in service. Medical supplies increased $0.4 million, or 30.4%, primarily as a result of an increase in radiopharmaceutical expenses associated with PET. Rental expense decreased $1.0 million, or 24.3%, resulting from a lower number of leased MRI systems and transportation units in operation. Expenses incurred under management agreements increased $0.3 million, or 28.7%. All other operating expenses, excluding depreciation, increased $0.6 million, or 13.3%, primarily due to an increase in the number of systems in operation and an increase in average daily scan volume. Operating expenses, excluding depreciation, as a percentage of revenue, increased from 43.4% in the first quarter of 2000 to 43.7% in the first quarter of 2001 as a result of the factors described above.

    Depreciation expense increased $2.7 million, or 21.3%, to $15.4 million in the first quarter of 2001 compared to $12.7 million in the first quarter of 2000 principally due to a higher amount of depreciable assets associated with system additions and upgrades.

    Selling, general and administrative expenses increased $1.9 million, or 20.7%, to $11.1 million in the first quarter of 2001 compared to $9.2 million in the first quarter of 2000. Payroll and related employee expenses increased
$1.1 million, or 21.1%, primarily due to increased staffing levels primarily in the areas of patient billing and scheduling, information services, corporate development, human resources and legal. Professional service expenses increased $0.4 million, or 130%, primarily as a result of increased consulting costs for information services, sales, and finance. Also, we recorded a $0.1 million charge for stock-based compensation in the first quarter of 2001. All other selling, general and administrative expenses increased $0.3 million. Selling, general and administrative expenses as a percentage of revenue increased from 10.9% in the first quarter of 2000, to 12.2% in the first quarter of 2001 as a result of the factors described above.

    Amortization expense, primarily related to goodwill, totaled $3.6 million in the first quarter of 2001 and 2000.

    Interest expense, net, decreased $0.1 million, or 0.1%, to $18.8 million in the first quarter of 2001 compared to $18.9 million in the first quarter of 2000, primarily as a result of a decrease in amortization of deferred financing costs and a decrease due to one less day in the first quarter of 2001 compared to the corresponding quarter in 2000. These factors were partially offset by higher average interest rates and higher average outstanding debt balances during the first quarter of 2001 as compared to the first quarter of 2000. The interest rate on substantially all of our long-term debt is variable.

    Provision for income taxes in the first quarter of 2001 was $1.2 million, resulting in an effective tax rate of 50.0%, primarily as a result of non-deductible goodwill and state income taxes. Provision for income taxes in the first quarter of 2000 was $1.4 million, resulting in an effective tax rate of 50.0%, primarily as a result of non-deductible goodwill and state income taxes.

    Our net income was $1.2 million in the first quarter of 2001 compared to net income of $1.4 million in the first quarter of 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

    Revenue increased $27.2 million, or 8.6%, to $345.3 million in 2000 compared to $318.1 million in 1999 primarily due to higher scan-based MRI revenue and higher MRI revenue under fixed-fee contracts. Overall, scan-based MRI revenue in 2000 increased $18.7 million, or 6.8%, compared to 1999 primarily as a result of an 11.5% increase in our MRI scan volume. We attribute this increase to the increase in the number of scans for existing clients primarily as a result of our continuing MRI systems upgrade program, and to additional scan-based systems in operation. The average daily scan volume per MRI system increased to 9.4 in 2000 from an estimated 9.3 in 1999. The increase in scan-based revenue was partially offset by a decrease in scan volume from clients who did not renew their contracts and an estimated 4.3% decrease in average price per MRI scan. The decrease in average price realized per scan is primarily the result of an increase in wholesale revenue compared to retail revenue, which has a higher per-scan price, as a percentage of total MRI revenue, granting price reductions to certain clients, and clients achieving discounted price levels on incremental scan volume. Fixed-fee MRI revenue increased $7.8 million, or 61.3%, due to an increase in short and long-term fixed-fee system rental contracts. Additionally, revenue associated with management agreements increased $1.6 million, or 23.8%, and other revenue decreased $0.9 million, or 3.8%.

    We had 319 MRI systems at December 31, 2000 compared to 283 MRI systems at December 31, 1999. The increase was primarily a result of planned system additions to satisfy client demand.

    Operating expenses, excluding depreciation, increased $8.5 million, or 5.9%, to $151.7 million in 2000 compared to $143.2 million in 1999. Payroll and related employee expenses increased $8.2 million, or 13.0%, primarily as a result of an increase in the number of employees necessary to support new systems in operation and an increase in technologists' wages. Fuel expense increased $1.1 million, or 36.6%, primarily as a result of an increase in fuel prices as well as an increase in the number of shared-use MRI systems in operation. System rental expense decreased $2.3 million, or 20.3%, resulting from a lower number of leased MRI systems in operation. Expenses incurred under management agreements increased $1.1 million, or 29.7%. All other operating expenses, excluding depreciation, increased $0.4 million. Operating expenses, excluding depreciation, as a percentage of revenue, decreased from 45.0% in 1999 to 43.9% in 2000 as a result of spreading our fixed costs over a larger revenue base and a conversion of leased systems to owned systems upon the expiration of operating leases.

    Depreciation expense increased $7.8 million, or 16.6%, to $54.9 million in 2000 compared to $47.1 million in 1999 principally due to a higher amount of depreciable assets associated with system additions and upgrades.

    Selling, general and administrative expenses increased $7.2 million, or 23.2%, to $38.3 million in 2000 compared to $31.1 million in 1999. Payroll and related employee related expenses increased $2.3 million, or 11.9%, primarily due to increased staffing levels primarily in the areas of retail billing and collections, information systems, corporate development and legal. Professional service expenses increased $1.0 million, or 101%, primarily as a result of increased information services costs associated with training for the implementation of our retail billing system as well as increased costs incurred to support our financial, marketing and operations functions. Marketing and business development expenses increased $0.4 million, or 78.7%, primarily as a result of our sales and marketing efforts associated with positron emission tomography, or PET, services. The provision for doubtful accounts increased by $1.5 million primarily as a result of the growth in revenue. Also, we recorded $0.8 million in expenses associated with a compliance review and a $0.3 million charge for stock-based compensation in 2000. All other selling, general and administrative expenses increased $0.9 million. Selling, general and administrative expenses as a percentage of revenue increased from 9.8% in 1999, to 11.1% in 2000 as a result of the factors described above.

    Amortization expense, primarily related to goodwill, totaled $14.4 million in 2000 and $14.6 million in 1999.

    Termination and related costs of $4.6 million for the year ended
December 31, 2000 represent $4.3 million associated with termination costs and the repurchase of stock options for an executive officer who resigned his management duties due to health-related issues and $0.3 million associated with the recruitment of his replacement.

    Recapitalization, merger integration and regulatory costs of $4.5 million for the year ended December 31, 2000 represent $0.7 million of professional fees paid in connection with the KKR acquisition, $0.6 million of compensatory costs related to stock option buy-backs and severance payments resulting from change in control provisions triggered by the KKR acquisition, $0.1 million related to additional severance for employees of SMT, $0.1 million of integration costs to migrate acquired entities to a common systems platform for direct patient billing, and $0.9 million for assessments and $2.1 million for costs and related professional fees to settle regulatory matters associated with the direct patient billing process of one of our acquired entities.

    Recapitalization, merger integration and regulatory costs of $52.6 million for the year ended December 31, 1999 represent $19.6 million in professional fees paid in connection with the KKR acquisition, $17.1 million related to the purchase of outstanding stock options in connection with the KKR acquisition, $6.0 million in bonus payments paid in connection with the KKR acquisition, $1.1 million in provisions to conform the accounting policies with respect to accounts receivable reserves, as well as employee vacation and sick pay reserves in connection with the SMT Merger, $2.2 million in employee severance costs in connection with the SMT Merger, $3.1 million in professional fees and other merger integration costs associated with the SMT Merger and other acquired entities, and $3.5 million for assessments to settle regulatory matters associated with the direct patient billing process of one of the Company's acquired entities.

    Interest expense, net, increased $25.1 million, or 48.3%, to $77.1 million in 2000 compared to $52.0 million in 1999, as a result of higher average outstanding debt balances during 2000 as compared to 1999. This increase was primarily related to debt incurred in connection with the KKR acquisition and increases in average interest rates in 2000 compared to 1999. The interest rate on substantially all of our long-term debt is variable.

    Although we had a pre-tax loss in 2000, provision for income taxes in 2000 was $2.0 million, primarily as a result of non-deductible goodwill, non-deductible KKR acquisition expenses and state income taxes. Although we had a pre-tax loss in 1999, the provision for income taxes in 1999 was $3.3 million, primarily as a result of non-deductible KKR acquisition expenses and also non-deductible goodwill and state income taxes.

    In 1999, we recorded a $17.8 million extraordinary loss on the early extinguishment of debt related to the KKR acquisition and SMT debt refinancing.

    We recorded a net loss in 2000 of $2.2 million, or $0.06 per share, compared to a net loss in 1999 of $43.5 million, or $0.89 per share. The net loss per common share calculation in 1999 reflects preferred stock dividends and financing fee accretion of $2.1 million and excess of consideration paid over carrying amount of preferred stock purchased of $2.8 million.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    Revenue increased $74.8 million, or 30.7%, to $318.1 million in 1999 compared to $243.3 million in 1998, primarily due to acquisitions. The remaining increase was due to higher scan-based MRI revenue, higher fixed-fee MRI revenue and an increase in other revenue, including revenue for other imaging and therapeutic services. Overall, scan-based MRI revenue increased $65.0 million, or 31.1%, compared to 1998 primarily as a result of a 35.7% increase in our MRI scan volume primarily related to acquisitions. We attribute the non-acquisition MRI scan volume increase to the increase in the number of scans for existing clients primarily as a result of our continuing MRI systems upgrade program. The average daily scan volume per MRI system (adjusted to include acquisitions) was an estimated 9.3 in 1999. We experienced an estimated 3.4% decrease in the average revenue realized per MRI scan as compared to 1998. The decrease in average revenue realized per scan is primarily the result of clients achieving discount price levels on incremental scan volume and granting price reductions to certain clients. Fixed-fee MRI revenue increased $5.7 million, or 80.9%, in 1999 compared to 1998 due to an increase in short- and long-term fixed-fee system rental contracts. Other revenue increased $4.1 million, or 14.9%, primarily due to an increase in revenues from all other imaging and therapeutic services.

    We had 283 MRI systems at December 31, 1999 compared to 273 MRI systems at December 31, 1998. The increase was primarily a result of planned system additions due to a growth in our client base.

    Operating expenses, excluding depreciation, increased $31.3 million, or 28.0%, to $143.2 million in 1999 compared to $111.9 million in 1998. Payroll and related employee expenses increased $15.7 million, or 33.7%, primarily as a result of the American Shared, Mobile Technology, and Medical Diagnostics acquisitions as well as an increase in the number of employees necessary to support new MRI systems in operation and increased scans per MRI system. System maintenance expense increased $6.3 million, or 31.1%, due to an increase in the number of systems in service and the expiration of warranties on an increased number of MRI systems. All other operating expenses, excluding depreciation, increased $9.3 million, or 20.6%, primarily as a result of increased costs associated with revenue growth. Operating expenses, excluding depreciation, as a percentage of revenue, decreased from 46.0% in 1998 to 45.0% in 1999 as a result of spreading costs over a larger revenue base and a conversion of leased systems to owned systems upon the expiration of operating leases.

    Depreciation expense increased $13.6 million, or 40.6%, to $47.1 million in 1999 compared to $33.5 million in 1998 principally due to a higher amount of depreciable assets associated with system additions and upgrades and systems acquired through acquisitions.

    Selling, general and administrative expenses increased $6.7 million, or 27.5%, to $31.1 million in 1999 compared to $24.4 million in 1998. Payroll and related expenses increased $4.3 million, or 32.7%, primarily as a result of increased staffing levels necessary to support our increased level of operations and increased employee compensation related to increased sales commissions. The provision for doubtful accounts increased $0.4 million primarily as a result of our growth in revenue. All other selling, general and administrative expenses increased $2.0 million, or 26.4%, primarily as a result of increased costs associated with revenue growth. Selling, general and administrative expenses, as a percentage of revenue, decreased from 10.0% in 1998 to 9.8% in 1999.

    Amortization expense, primarily related to goodwill, increased
$3.3 million, or 29.2%, to $14.6 million in 1999 compared to $11.3 million in 1998 as a result of acquisitions made during 1998.

    Recapitalization, merger integration and regulatory costs of $52.6 million for the year ended December 31, 1999 represents $19.6 million in professional fees paid in connection with the KKR acquisition, $17.1 million related to the purchase of outstanding stock options in connection with the KKR acquisition, $6.0 million in bonus payments paid in connection with the KKR acquisition, $1.1

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
million in provisions to conform the accounting policies with respect to accounts receivable reserves, as well as employee vacation and sick pay reserves in connection with the SMT Merger, $2.2 million in employee severance costs in connection with the SMT Merger, $3.1 million in professional fees and other merger integration costs associated with the SMT Merger and other acquired entities, and $3.5 million for assessments to settle regulatory matters associated with the direct patient billing process of one of the Company's acquired entities.

    Recapitalization, merger integration and regulatory costs of $2.8 million in 1998 represent $1.8 million in special non-recurring bonuses paid in connection with the Mobile Technology acquisition, $0.7 million in professional fees associated with accounting and billing systems conversions of acquired companies, and a $0.3 million provision for doubtful accounts conforming accounting adjustment made in connection with the American Shared acquisition.

    Interest expense, net, increased $10.2 million, or 24.4%, to $52.0 million in 1999 compared to $41.8 million in 1998. This increase was primarily related to debt incurred in connection with the KKR acquisition merger as well as acquisitions made during this period. The interest rate on substantially all of our long-term debt as of December 31, 1999 was variable.

    Although we had a pre-tax loss in 1999, provision for income taxes in 1999 was $3.3 million, primarily as a result of non-deductible KKR acquisition expenses, and also non-deductible goodwill and state income taxes. Provision for income taxes in 1998 was $8.7 million, resulting in an effective tax rate of 49.6% which differed from the statutory tax rate primarily as a result of non-deductible goodwill.

    In 1999, we recorded a $17.8 million extraordinary loss on the early extinguishments of debt related to the KKR acquisition and acquisitions. In 1998, we recorded a $2.3 million extraordinary loss on early extinguishments of debt related to acquisitions.

    We recorded a net loss in 1999 of $43.5 million, or $0.89 per share, compared to net income in 1998 of $6.6 million, or $0.08 per share. The net loss per common share calculation in 1999 reflects preferred stock dividends and financing fee accretion of $2.1 million and excess of consideration paid over carrying amount of preferred stock purchased of $2.8 million. In 1998, the net loss per common share calculation reflects preferred stock dividends and financing fee accretion of $2.2 million.

LIQUIDITY AND CAPITAL RESOURCES

    We generated cash of $92.0 million and $38.2 million from operating activities in 2000 and 1999, respectively and $8.3 million for the first quarter of 2001. We used cash of $91.0 million and $104.1 million for investing activities in 2000 and 1999, respectively and $18.8 million for the first quarter of 2001. We incur capital expenditures for the purposes of:

    - providing upgrades of our MRI systems and upgrading our corporate infrastructure for future growth;

    - purchasing systems upon termination of operating leases;

    - replacing less advanced systems with new systems; and

    - purchasing new systems.

    Capital expenditures totaled $101.6 million during the year ended
December 31, 2000. Capital expenditures totaled $95.9 million during the year ended December 31, 1999. Capital expenditures totaled $21.2 million during the quarter ended March 31, 2001. During the year ended December 31, 2000, we purchased 55 MRI systems, including replacement systems. During the quarter ended March 31, 2001, we purchased 10 MRI systems, including replacement systems. Our decision to purchase a new system is typically predicated on obtaining new or extending existing client contracts, which serve as the basis of demand for the new system. We expect to purchase additional systems in

2001 and finance substantially all of these purchases with our available cash, cash from operating activities and our revolving line of credit. We expect capital expenditures to total approximately $75 million in 2001, which shall consist primarily of equipment purchases and upgrades.

    In connection with the KKR acquisition, we entered into a $616.0 million credit agreement and also entered into a $260.0 million senior subordinated credit facility agreement with KKR. The credit agreement contains restrictive covenants which, among other things, limit the incurrence of additional indebtedness, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances, capital expenditures and prepayments of other indebtedness. Additionally, the credit agreement contains financial covenants which require a minimum interest coverage ratio of 1.5 to 1.0, as well as a maximum leverage ratio of 6.0 to 1.0. As of March 31, 2001, we are in compliance with all of the material covenants contained in our credit agreement and other indebtedness.

    We used the aggregate proceeds from the offering of our 10 3/8% senior subordinated notes due 2011 to repay our senior subordinated credit facility.

    The maturities of our existing long-term debt total $15.9 million in 2001, $18.0 million in 2002, $28.4 million in 2003, $28.8 million in 2004 and $35.6 million in 2005.

    We believe that, based on current levels of operations and anticipated growth, our cash from operations, together with other available sources of liquidity, including borrowings available under our revolving loan facility, will be sufficient over the next year to fund anticipated capital expenditures and make required payments of principal and interest on our debt, including payments due under our credit agreement. Neither the KKR acquisition nor our current level of debt has altered our practice of making capital expenditures.

    Our expansion and acquisition strategy may require substantial capital, and no assurance can be given that we will be able to raise any necessary additional funds through bank financing or the issuance of equity or debt securities on terms acceptable to us, if at all.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

    We sell our services exclusively in the United States and receive payment for our services exclusively in United States dollars. As a result, our financial results are unlikely to be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

    Our interest expense is sensitive to changes in the general level of interest rates in the United States, particularly because the majority of our indebtedness has interest rates which are variable. The recorded carrying amount of our long-term debt approximates fair value as these borrowings have variable rates that reflect currently available terms and conditions for similar debt.

    Our interest income is sensitive to changes in the general level of interest rates in the United States, particularly because the majority of our investments are in short-term instruments.

    The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short-term maturities.

RECENT ACCOUNTING PRONOUNCEMENTS

    In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. The adoption of SAB 101 had no impact on our results of operations or financial position.

    In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation". FIN 44 clarifies the application of Accounting Principles Board ("APB") Opinion No. 25 regarding (a) the definition of employee for purposes of applying APB Opinion No. 25, (b) the criteria for determining whether a stock option plan qualifies as a non-compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occurred after either December 15, 1998, or January 12, 2000. The adoption of FIN 44 did not have a material effect on our consolidated results of operations or financial position.

    Effective January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative and Hedging Activities", as amended. This statement establishes a new model for accounting for derivatives and hedging activities. Under SFAS 133, all derivatives must be recognized as assets and liabilities and measured at fair value. We currently do not have any derivative instruments, which require fair value measurement under SFAS 133 and, accordingly, the effect of the adoption did not have a material impact on our results of operations or financial position.

                                    BUSINESS

    We are a leading national provider of outsourced diagnostic imaging services, with 91% of our 2000 revenues and 90% of our revenues for the first quarter of 2001 derived from MRI. We provide imaging and therapeutic services primarily to hospitals and other healthcare providers on a mobile, shared-service basis. Our services normally include the use of our imaging or therapeutic systems, technologists to operate the systems, equipment maintenance and upgrades and management of day-to-day operations. We also offer ancillary services including marketing support, education and training and billing assistance. We had 392 diagnostic imaging and therapeutic systems, including 325 MRI systems, and 1,218 clients in 43 states at March 31, 2001.

    We typically deliver our services through exclusive, long-term contracts with hospitals and other healthcare providers which generally require them to pay us monthly, based on the number of scans we perform. These contracts are usually three to five years in length, are typically non-cancelable by our clients and often contain automatic renewal provisions. For the year ended December 31, 2000 and the quarter ended March 31, 2001, we received approximately 90% of our revenues from direct billing of our clients.

    Our clients, primarily small-to-mid-sized hospitals, contract with us to provide outsourced diagnostic imaging systems and therapeutic services in order to:

    - avoid capital investment and financial risk associated with the purchase of their own systems;

    - provide access to MRI and other services for their patients when the demand for these services does not justify the purchase of a system;

    - benefit from upgraded imaging systems without direct capital expenditures;

    - eliminate the need to recruit, train and manage qualified technologists;

    - make use of our ancillary services; and

    - gain access to services under our regulatory and licensing approvals when they do not have these approvals.

    On November 2, 1999, we merged with an affiliate of Kohlberg Kravis
Roberts & Co., L.P., or KKR, who acquired control of Alliance from existing shareholders in a leveraged recapitalization transaction. We refer to this transaction as the KKR acquisition throughout this prospectus. The total value of the transaction, including fees and expenses, was approximately
$980 million. The transaction was funded with senior secured credit facilities, a senior subordinated credit facility, and common equity. The KKR acquisition did not result in any material changes in the nature of our business other than the before-mentioned increase in our indebtedness.

INDUSTRY OVERVIEW

    Diagnostic imaging services are noninvasive procedures that generate representations of the internal anatomy and convert them to film or digital media. Diagnostic imaging systems facilitate the early diagnosis of diseases and disorders, often minimizing the cost and amount of care required and reducing the need for costly and invasive diagnostic procedures. The market for diagnostic imaging services in the United States was estimated to be approximately $66 billion in 1999.

MRI

    The market for MRI services in the United States was estimated to be $6.7 billion in 1999. Of the approximately 14.6 million MRI scans in 2000, 44% were performed by hospitals with their own equipment, 33% were performed by independent imaging centers and 23% were performed by mobile MRI providers.

    MRI involves the use of high-strength magnetic fields to produce computer-processed cross-sectional images of the body. Due to its superior image quality, MRI is the preferred imaging technology for evaluating soft tissue and organs, including the brain, spinal cord and other internal anatomy. With advances in MRI technology, MRI is increasingly being used for new applications such as imaging of the heart, chest and abdomen. Conditions that can be detected by MRI include multiple sclerosis, tumors, strokes, infections, and injuries to the spine, joints, ligaments, and tendons. Unlike x-rays and computed tomography, which are other diagnostic imaging technologies, MRI does not expose patients to potentially harmful radiation.

    MRI technology was first patented in 1974, and MRI systems first became commercially available in 1983. Since then, manufacturers have offered increasingly sophisticated MRI systems and related software to increase the speed of each scan and improve image quality. Magnet strengths are measured in tesla, and MRI systems typically use magnets with strengths ranging from 0.2 to
1.5 tesla. The 1.0 and 1.5 tesla strengths are generally considered optimal because they are strong enough to produce relatively fast scans but are not so strong as to create discomfort for most patients. Manufacturers have worked to gradually enhance other components of the machines to make them more versatile. Many of the hardware and software systems in recently manufactured machines are modular and can be upgraded for much lower costs than purchasing new systems.

    MRI has gradually captured a larger portion of the diagnostic imaging market. The total number of MRI scans has increased at an estimated compound annual growth rate of 10.5% from 5.4 million in 1990 to approximately
14.6 million in 2000. The number of MRI scans is projected to grow at approximately the same rate through 2006.

    The MRI industry has experienced growth as a result of:

    - recognition of MRI as a cost-effective, noninvasive diagnostic tool;

    - superior soft-tissue image quality of MRI versus that of other diagnostic imaging technologies;

    - wider physician acceptance and availability of MRI technology;

    - growth in the number of MRI applications;

    - MRI's safety when compared to other diagnostic imaging technologies, because it does not use potentially harmful radiation; and

    - increased overall demand for healthcare services, including diagnostic services, for the aging population.

OTHER DIAGNOSTIC IMAGING SERVICES

    - POSITRON EMISSION TOMOGRAPHY, OR PET. PET is a nuclear medicine procedure that produces pictures of the body's metabolic and biologic functions. PET can provide earlier detection of certain cancers, coronary diseases or neurologic problems than other diagnostic imaging systems. It is also useful for the monitoring of these conditions.

    - COMPUTED TOMOGRAPHY, OR CT. In CT imaging, a computer analyzes the information received from an x-ray beam to produce multiple cross-sectional images of a particular organ or area of the body. CT imaging is used to detect tumors and other conditions affecting bones and internal organs.

    - OTHER SERVICES. Other diagnostic imaging technologies include x-ray, single photon emission computed tomography, and ultrasound.

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IMAGING SETTINGS

    MRI and other imaging services are typically provided in one of the following settings:

    - HOSPITALS AND CLINICS. Imaging systems are located in and owned and operated by a hospital or clinic. These systems are primarily used by patients of the hospital or clinic, and the hospital or clinic bills third-party payors, such as health insurers, Medicare or Medicaid.

    - INDEPENDENT IMAGING CENTERS. Imaging systems are located in permanent facilities not generally owned by hospitals or clinics. These centers depend upon physician referrals for their patients and generally do not maintain dedicated, contractual relationships with hospitals or clinics. In fact, these centers may compete with hospitals or clinics that have their own systems to provide imaging services to these patients. Like hospitals and clinics, these centers bill third-party payors for their services.

    - OUTSOURCED. Imaging systems, largely located in mobile trailers but also provided in fixed facilities, provide services to a hospital or clinic on a shared-service or full-time basis. Generally, the hospital or clinic contracts with the imaging service provider to perform scans of its patients, and the imaging service provider is paid directly by that hospital or clinic instead of by a third-party payor.

OUR COMPETITIVE STRENGTHS

LARGEST NATIONAL PROVIDER OF OUTSOURCED MRI SERVICES

    We believe we are the largest national provider of outsourced MRI services, based on systems deployed, with 325 MRI systems in operation in 42 states at March 31, 2001. We believe our size allows us to achieve operating, purchasing and administrative efficiencies, including:

    - the ability to maximize equipment utilization through efficient deployment of our mobile systems;

    - equipment purchasing savings from equipment manufacturers;

    - favorable service and maintenance contracts from equipment manufacturers; and

    - the ability to minimize the time our systems are unavailable to our clients as a result of our flexibility in system deployment.

    We also believe our size has enabled us to establish a well-recognized brand name and an experienced management team with a detailed knowledge of the competitive and regulatory environments within the diagnostic imaging services industry.

EXCLUSIVE, LONG-TERM CONTRACTS WITH A DIVERSE CLIENT BASE

    We generate substantially all of our revenues from exclusive, long-term contracts with hospitals and other healthcare providers. These contracts are usually three to five years in length, are typically non-cancelable by our clients and often have automatic renewal provisions. We believe we have developed strong relationships with our clients, as evidenced by our contract renewal rate of 85% in 2000 and 81% for the first quarter of 2001. During 2000 and for the first quarter of 2001, no single client accounted for more than 3% of our revenue.

REDUCED REIMBURSEMENT RISK

    Generally, hospitals, clinics and independent imaging centers bill patients or third-party payors, such as health insurers, for their imaging services. In contrast, for the year ended December 31, 2000 and for the quarter ended
March 31, 2001, approximately 90% of our revenues were generated by providing services to hospitals and clinics that are obligated to pay us regardless of their receipt of reimbursement from third-party payors. Accordingly, our exposure to uncollectible patient receivables is

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minimized, as evidenced by our bad debt expense of only 1.6% of net revenues for the year ended December 31, 2000 and for the quarter ended March 31, 2001. In addition, we believe that the number of days outstanding for our receivables, which averaged 55 days for the year ended December 31, 2000 and 57 days for the quarter ended March 31, 2001, is among the most favorable in the healthcare services industry.

COMPREHENSIVE OUTSOURCING SOLUTION

    We offer our clients a comprehensive outsourcing solution which includes our imaging services and ancillary services, such as marketing support, education and training and billing assistance. In some cases, we provide services under our regulatory and licensing approvals for clients when they do not have these approvals. We believe that a comprehensive outsourcing solution is an important factor when potential clients select an outsourcing provider. We also believe that some clients recognize the benefits of our solution and will continue to contract for our outsourcing services even if their scan volume may justify the purchase of their own imaging system.

ADVANCED MRI SYSTEMS

    Our MRI systems are among the newest and most advanced in the industry due to the significant resources we have invested over the last three years to replace and upgrade existing systems and to purchase new systems. Our technologically advanced systems can perform high quality scans more rapidly and can be used for a wider variety of imaging applications than less advanced systems. Approximately 58% of our MRI systems have been purchased in the last three years and approximately 88% of our MRI systems are equipped with high-strength magnets that allow high-speed imaging. Moreover, technological change in this field is gradual and most of our systems can be upgraded with software and hardware enhancements, which should allow us to continue to provide advanced technology without purchasing entire new systems.

EXPERIENCED EXECUTIVE MANAGEMENT TEAM

    We have an experienced team of executives who have worked in the healthcare industry an average of 19 years. Our executive management team currently owns approximately 12% of our common equity on a fully diluted basis.

OUR GROWTH STRATEGIES

INCREASE THE NUMBER OF SCANS AT EXISTING CLIENTS

    We intend to continue to increase the overall number of scans we perform for our existing clients. We have invested in advanced MRI systems which are faster and capable of scanning for a broad range and increasing number of medical conditions. We believe these capabilities will result in an increase in the number of scans performed for our clients. Furthermore, we attempt to educate physicians about the advantages of MRI and new imaging procedures and applications, which we believe will also lead to increased number of scans.

ESTABLISH NEW CLIENT RELATIONSHIPS

    We primarily target small-to-mid-sized hospitals and other healthcare providers as potential new clients for our services. As of December 31, 1999, the small-to-mid-sized hospital market was estimated to include 4,956 hospitals. Additionally, we intend to pursue relationships with physician groups, clinics and other healthcare providers that could benefit from our shared-service outsourcing solution. Providers in these markets are under increasing pressure to offer a full range of services and must remain technologically competitive. Because of this pressure, we believe this market represents an attractive target for our outsourcing services. Additionally, we believe new client growth will continue to come from healthcare providers requesting our other outsourced imaging services.

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INCREASE MRI SYSTEM UTILIZATION

    The average number of scans performed for each of our MRI systems on a given day was 9.4 in 2000 and 9.5 for the first quarter of 2001. We believe we can increase this figure through efficient deployment of our mobile MRI systems to existing and new clients. We believe we can further improve utilization of our systems by working with our clients to improve patient scheduling and ensure patient presence at these appointments. We also believe that our size and geographic diversity positions us to benefit from increased demand for MRI services.

EXPAND MRI APPLICATIONS

    We intend to use our existing national presence and client service capabilities to introduce new MRI applications, including cardiac evaluation and advanced chest and abdomen imaging. Most of these applications can be performed by existing MRI systems, which may require some upgraded software and hardware enhancements.

OFFER NEW IMAGING SERVICES

    We also intend to use our existing nationwide sales and operational infrastructure and our client relationships to expand our outsourcing services to include other imaging services. For example, we recently began expanding our offering of positron emission tomography, or PET, services which are utilized in the detection of certain cancers, coronary diseases or neurologic problems. Due to recent approval of reimbursement for selected PET procedures by the Health Care Financing Administration, we believe PET services present growth opportunities.

PURSUE SELECTED STRATEGIC ACQUISITIONS

    We have been an active acquirer of imaging businesses, having acquired 141 MRI systems in five separate acquisitions since 1997. We believe our scale and geographic diversity allows us to realize synergies from the acquisition of imaging providers. We expect to continue to identify and evaluate opportunities for acquisitions within our industry, although currently there are no agreements or negotiations with respect to any specific transaction.

OUR SERVICES

    As of March 31, 2001, we provided our outsourcing services on the following bases:

    - SHARED SERVICE. We offered 78% of our diagnostic imaging systems on a part-time basis. These systems are located in mobile trailers which are transported to our clients' locations. We schedule deployment of these mobile systems so that multiple clients can share use of the same system. The typical shared-service contract is three to five years in length.

    - FULL-TIME SERVICE. We offered 17% of our diagnostic imaging systems on a full-time, long-term basis. These systems are located in either mobile units or buildings located at or near a hospital or clinic. Full-time service systems are provided for the exclusive use of a particular hospital or clinic. We typically offer full-time services under contracts that range from five to ten years in length. Our relationships with our higher-volume shared-service clients have, from time to time, evolved into full-time arrangements.

    - INTERIM AND RENTAL SERVICES. We offered 5% of our diagnostic imaging systems to clients on a full-time, temporary basis. These systems are located in mobile trailers which are transported to our clients' locations. These clients may be unable to maintain the extra capacity to accommodate periods of peak demand for imaging services or may require temporary assistance until they can develop permanent imaging service centers at or near their facilities. Generally, we do not provide technologists to operate our systems in these arrangements.

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CONTRACTS AND PAYMENT

    Our typical contract is exclusive, three to five years in length, non-cancelable by our clients and often subject to automatic renewal. Most of our contracts require a fee for each scan we perform. With other contracts, clients are billed on a fixed-fee basis for a period of time, regardless of the number of scans performed. These fee levels are affected primarily by the number of scans performed, the type of imaging system provided and the length of the contract. To a lesser extent, our revenues are generated from direct billings to patients or their medical payors. We typically reserve the right to reduce a client's number of service days or terminate an unprofitable contract. In addition, our sales representatives have been successful in renewing and extending contracts prior to expiration, achieving an 85% contract renewal rate in 2000 and an 81% contract renewal rate for the first quarter of 2001.

IMAGING SYSTEMS

    As of March 31, 2001, we operated 373 diagnostic imaging systems, comprising 325 MRI systems, 26 computed tomography systems, six positron emission tomography systems and 16 other systems, substantially all of which we own. We have made significant investments in our systems in an effort to ensure that we maintain the newest, most advanced imaging systems that meet our clients' needs. As of March 31, 2001, over 58% of our MRI systems had been purchased in the last three years. Moreover, because we can upgrade most of our current MRI systems, we believe we have reduced the potential for technological obsolescence.

    We purchase our imaging systems from major medical equipment manufacturers, primarily General Electric Medical Systems, Siemens Medical Systems and Philips Medical Systems. Generally, we contract with clients for new or expanded services prior to ordering new imaging systems in order to reduce our system utilization risk. As one of the largest commercial purchasers of MRI systems in the world, we believe we receive relatively attractive pricing for equipment and service contracts from these equipment manufacturers.

THERAPEUTIC SERVICES

    In addition to diagnostic imaging, we also offer our clients therapeutic services including lithotripsy and brachytherapy. Lithotripsy is a minimally invasive therapeutic procedure for the treatment of kidney stones, typically performed on an outpatient basis. Brachytherapy is a localized radiation treatment for cancer. As of March 31, 2001, we owned 19 therapeutic systems.

SYSTEM MANAGEMENT AND MAINTENANCE

    We have divided the country into nine geographic regions. We have a local presence in each region, none of which accounts for more than 17% of our revenues. We believe we benefit from our regional managers' direct contact with and knowledge of the markets we serve, which allows us to address the specific needs of each local operating environment. Each region markets, manages, and staffs the operation of its imaging systems and is run as a separate profit center responsible for its own revenues, expenses and overhead. To complement this regional arrangement, we have developed standardized contracts, operating policies, and other procedures, which are implemented nationwide in an effort to ensure quality, consistency and efficiency across all regions.

    We actively manage deployment of our imaging systems to increase their utilization through the coordinated transportation of our mobile systems using 238 tractors. We examine client requirements, route patterns, travel times, fuel costs and system availability in our deployment process. Our mobile shared-service MRI systems are currently scheduled for as little as one-half day and up to seven days per week at any particular client, with an average usage of
1.7 days per week per client. Drivers typically move the systems at night and activate them upon arrival at each client location so that the systems are operational when our technologists arrive.

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    Timely, effective maintenance is essential for achieving high utilization rates of our MRI systems. We contract with the original equipment manufacturers for comprehensive maintenance programs on our systems to minimize the period of time the equipment is unavailable. System repair typically takes less than one day but could take longer, depending upon the nature of the repair. During the warranty period and maintenance contract term, we receive guarantees related to equipment operation and availability.

SALES AND MARKETING

    Our national sales force consists of 32 members who identify and contact potential clients. We also have 57 marketing representatives who are focused on increasing the number of scans performed with our systems by educating physicians about our new imaging applications and service capabilities. The sales force is organized regionally under the oversight of regional vice presidents and senior management. Furthermore, certain of our executive officers and regional vice presidents also spend a portion of their time participating in contract negotiations.

COMPETITION

    The market for diagnostic imaging services is highly fragmented and has few national imaging service providers. We believe that the key competitive factors affecting our business include:

    - the quality and reliability of service;

    - the quality and type of equipment available;

    - the availability of types of imaging and ancillary services;

    - the availability of imaging center locations and flexibility of scheduling;

    - pricing;

    - the knowledge and service quality of technologists;

    - the ability to obtain regulatory approvals; and

    - the ability to establish and maintain relationships with healthcare providers and referring physicians.

    We are, and expect to continue to be, subject to competition in our targeted markets from businesses offering diagnostic imaging services, including existing and developing technologies. There are many companies engaged in this market, including one national competitor and many smaller regional competitors. Some of our competitors may now or in the future have access to greater resources than we do. We compete with other mobile providers, independent imaging centers, physicians, hospitals, and other healthcare providers that have their own diagnostic imaging systems, and equipment manufacturers that sell or lease imaging systems to healthcare providers for mobile or full-time use. We may also experience greater competition in states that currently have certificates of need laws should these laws be repealed, thereby reducing barriers to entry in that state.

EMPLOYEES

    As of May 31, 2001, we had 1,958 employees, of whom 1,479 were trained diagnostic imaging technologists, patient coordinators or other technical support staff. None of our employees are represented by a labor organization and we are not aware of any activity seeking such organization. We believe we have good relationships with our employees.

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PROPERTIES

    We lease approximately 43,400 square feet of space in four office buildings in Anaheim, California for our executive and principal administrative offices. We also lease a 15,600 square foot operations warehouse in Orange, California and a 9,000 square foot operations warehouse in Childs, Pennsylvania, as well as space for our regional offices.

REGULATION

    Our business is subject to extensive federal and state government regulation. Although we believe that our operations comply with the laws governing our industry, it is possible that new laws or interpretations of existing laws will adversely affect our financial performance.

FRAUD AND ABUSE LAWS; PHYSICIAN REFERRAL PROHIBITIONS

    The healthcare industry is subject to extensive federal and state regulation relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services and payment for services.

    In particular, the federal Anti-Kickback Law prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid Programs. The definition of "remuneration" has been broadly interpreted to include anything of value, including for example gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests, and providing anything at less than its fair market value. In addition, there is no one generally accepted definition of intent for purposes of finding a violation of the Anti-Kickback Law. For instance, one court has stated that an arrangement will violate the Anti-Kickback Law where any party has the intent to unlawfully induce referrals. In contrast, another court has opined that a party must engage in the proscribed conduct with the specific intent to disobey the law in order to be found in violation of the Anti-Kickback Law. The lack of uniform interpretation of the Anti-Kickback Law makes compliance with the law difficult. The penalties for violating the Anti-Kickback Law can be severe. These sanctions include criminal penalties and civil sanctions, including fines, imprisonment and possible exclusion from the Medicare and Medicaid programs.

    The Anti-Kickback Law is broad, and it prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Law is broad and may technically prohibit many innocuous or beneficial arrangements within the healthcare industry, the U.S. Department of Health and Human Services issued regulations in July of 1991, which the Department has referred to as "safe harbors." These safe harbor regulations set forth certain provisions which, if met, will assure healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback Law. Additional safe harbor provisions providing similar protections have been published intermittently since 1991. Our arrangements with physicians, physician practice groups, hospitals, and other persons or entities who are in a position to refer may not fully meet the stringent criteria specified in the various safe harbors. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Law, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Law will be pursued. Although our arrangements may not fall within a safe harbor, we believe that our business arrangements do not violate the Anti-Kickback Law because we are careful to structure our arrangements to reflect fair market value and ensure that the reasons underlying our decision to enter into a business arrangement comport with the Anti-Kickback Law. However, even though we continuously strive to comply with the

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requirements of the Anti-Kickback Law, liability under the Anti-Kickback Law may still arise because of the intentions of the parties with whom we do business.
In addition, we may have Anti-Kickback Law liability based on arrangements established by the entities we have acquired if any of those arrangements involved an intention to exchange remuneration for referrals covered by the Anti-Kickback Law. While we are not aware of any such intentions, we have only limited knowledge regarding the intentions underlying those arrangements.
Conduct and business arrangements that do not fully satisfy one of these safe harbor provisions may result in increased scrutiny by government enforcement authorities such as the Office of the Inspector General of the U.S. Department of Health and Human Services, or OIG.

    Many states have adopted laws similar to the federal Anti-Kickback Law. Some of these state prohibitions apply to referral of patients for healthcare services reimbursed by any source, not only the Medicare and Medicaid Programs. Although we believe that we comply with both federal and state anti-kickback laws, any finding of a violation of these laws could subject us to criminal and civil penalties or possible exclusion from federal or state healthcare programs. Such penalties would adversely affect our financial performance and our ability to operate our business.

    In addition, the Ethics in Patient Referral Act of 1989, commonly referred to as the federal physician self-referral prohibition or Stark Law, prohibits physician referrals of Medicare and Medicaid patients to an entity providing certain designated health services (including MRI and other diagnostic imaging services) if the physician or an immediate family member has any financial arrangement with the entity and no statutory or regulatory exception applies. The Stark Law also prohibits the entity from billing for any such prohibited referral. Initially, the Stark Law applied only to clinical laboratory services and regulations applicable to clinical laboratory services were issued in 1995. Earlier that same year, the Stark Law's self-referral prohibition expanded to additional goods and services, including MRI and other imaging services. In 1998, the Health Care Financing Administration, or HCFA, published proposed rules for the remaining designated health services, including MRI and other imaging services, and in January of 2001, HCFA published a final rule which it characterized as the first phase of what will be a two-phase final rule. Although HCFA has stated that it intends to publish phase two shortly, it is unclear when this will occur. Based on HCFA commentary and recent presidential action, phase one of these final Stark Law regulations will likely become effective in early 2002.

    A person who engages in a scheme to circumvent the Stark Law's referral prohibition may be fined up to $100,000 for each such arrangement or scheme. In addition, any person who presents or causes to be presented a claim to the Medicare or Medicaid Program in violation of the Stark Law is subject to civil monetary penalties of up to $15,000 per bill submission, an assessment of up to three times the amount claimed, and possible exclusion from participation in federal healthcare programs. Bills submitted in violation of the Stark Law may not be paid by Medicare or Medicaid, and any person collecting any amounts with respect to any such prohibited bill is obligated to refund such amounts.

    Several states in which we operate have enacted or are considering legislation that prohibits physician self-referral arrangements or requires physicians to disclose any financial interest they may have with a healthcare provider to their patients when referring patients to that provider. Possible sanctions for violating these state law physician self-referral and disclosure requirements include loss of license and civil and criminal sanctions. State laws vary from jurisdiction to jurisdiction and have been interpreted by the courts or regulatory agencies infrequently.

    We believe our operations comply with these federal and state physician self-referral prohibition laws. We do not believe we or anyone else has established any arrangements or schemes involving any service of ours which would violate the Stark Law prohibition against schemes designed to circumvent the Stark Law, or any similar state law prohibitions. Because we have financial arrangements with physicians and possibly their immediate family members, and because we may not be aware of all those

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financial arrangements, we rely on physicians and their immediate family members to avoid making referrals to us in violation of the Stark law and similar state laws. If we receive such a prohibited referral which is not covered by exceptions under the Stark law and applicable state law, our submission of a bill for the referral could subject us to sanctions under the Stark law and applicable state law. Any sanctions imposed on us under the Stark Law or any similar state laws could adversely affect our financial results and our ability to operate our business.

    The Health Insurance Portability and Accountability Act of 1996 created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs such as the Medicare and Medicaid Programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment. The Health Insurance Portability and Accountability Act of 1996 also will require us to follow federal privacy standards for individually identifiable health information and computer security standards for all health information. The government recently published regulations to implement the privacy standards under the Act. We are beginning to address compliance with the Act and applicable regulations. At this time we have not projected the financial impact of compliance, which may be significant. A violation of the Act's health fraud, privacy or security provisions may result in criminal and civil penalties, which may adversely affect our financial performance and our ability to operate our business.

    Both federal and state government agencies are continuing heightened and coordinated civil and criminal enforcement efforts. As part of announced enforcement agency work plans, the federal government will continue to scrutinize, among other things, the billing practices of hospitals and other providers of healthcare services. The federal government also has increased funding to fight healthcare fraud, and it is coordinating its enforcement efforts among various agencies, such as the U.S. Department of Justice, the U.S. Department of Health and Human Services Office of Inspector General, and state Medicaid fraud control units. We believe that the healthcare industry will continue to be subject to increased government scrutiny and investigations.

FEDERAL FALSE CLAIMS ACT

    Another trend affecting the healthcare industry is the increased use of the federal False Claims Act and, in particular, actions under the False Claims Act's "whistleblower" provisions. Those provisions allow a private individual to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. After the individual has initiated the lawsuit, the government must decide whether to intervene in the lawsuit and to become the primary prosecutor. If the government declines to join the lawsuit, then the individual may choose to pursue the case alone, in which case the individual's counsel will have primary control over the prosecution, although the government must be kept apprised of the progress of the lawsuit. Whether or not the federal government intervenes in the case, it will receive the majority of any recovery. If the litigation is successful, the individual is entitled to no less than 15%, but no more than 30%, of whatever amount the government recovers. The percentage of the individual's recovery varies, depending on whether the government intervened in the case and other factors. Recently, the number of suits brought against healthcare providers by private individuals has increased dramatically. In addition, various states are considering or have enacted laws modeled after the federal False Claims Act. Even in instances when a whistleblower action is dismissed with no judgment or settlement, we may incur substantial legal fees and other costs relating to an investigation. We are currently subject to a whistleblower action. See "Business--Legal and Administrative Proceedings." Future actions under the False Claims Act may

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result in significant fines and legal fees, which would adversely affect our financial performance and our ability to operate our business.

    When an entity is determined to have violated the federal False Claims Act, it must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,000 to $10,000 for each separate false claim. Liability arises, primarily, when an entity knowingly submits a false claim for reimbursement to the federal government. Simple negligence should not give rise to liability, but submitting a claim with reckless disregard of its truth or falsity could result in substantial civil liability.

    Although simple negligence should not give rise to liability, the government or a whistleblower may attempt and could succeed in imposing liability on us for a variety of previous or current failures, including for example:

    - Failure to comply with the many technical billing requirements applicable to our Medicare and Medicaid business.

    - Failure to comply with Medicare requirements concerning the circumstances in which a hospital, rather than we, must bill Medicare for diagnostic imaging services we provide to outpatients treated by the hospital.

    - Failure of our hospital clients to accurately identify and report our reimbursable and allowable services to Medicare.

    - Failure to comply with the prohibition against billing for services ordered or supervised by a physician who is excluded from any federal healthcare programs, or the prohibition against employing or contracting with any person or entity excluded from any federal healthcare programs.

    - Failure to comply with the Medicare physician supervision requirements for the services we provide, or the Medicare documentation requirements concerning such physician supervision.

    - The past conduct of the companies we have acquired.

    We strive to ensure that we meet applicable billing requirements. However, the costs of defending claims under the False Claims Act, as well as sanctions imposed under the Act, could significantly affect our financial performance.

UNLAWFUL PRACTICE OF MEDICINE AND FEE SPLITTING

    The marketing and operation of our diagnostic imaging and therapeutic systems are subject to state laws prohibiting the practice of medicine by non-physicians. We believe that our operations do not involve the practice of medicine because all professional medical services relating to our operations, including the interpretation of scans and related diagnoses, are separately provided by licensed physicians not employed by us. Some states have laws that prohibit any fee-splitting arrangement between a physician and a referring person or entity that would provide for remuneration paid to the referral source on the basis of revenues generated from referrals by the referral source. We believe that our operations do not violate these state laws with respect to fee splitting.

CERTIFICATE OF NEED LAWS

    In some states, a certificate of need or similar regulatory approval is required prior to the acquisition of high-cost capital items or services, including diagnostic imaging systems or provision of diagnostic imaging services by us or our clients. Certificate of need regulations may limit or preclude us from providing diagnostic imaging services or systems. At present, 17 states in which we operate have certificate of need laws that restrict the supply of MRI machines and other types of advanced medical

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equipment to certain incumbent providers. Revenue from states with certificate of need regulations represents approximately 50% of our total revenue in 2000 and the first quarter of 2001.

    Certificate of need laws were enacted to contain rising healthcare costs, prevent the unnecessary duplication of health resources, and increase patient access for health services. In practice, certificate of need laws have prevented hospitals and other providers who have been unable to obtain a certificate of need from acquiring new machines or offering new services. In the past
17 years, some states have liberalized exemptions from certificate of need laws, including, for example, Pennsylvania, Nebraska, New York, Ohio and Tennessee. However, this liberalization of certificate of need restrictions has had little impact on our performance. Our current contracts will remain in effect even if the certificate-of-need states in which we operate modify their certificate of need programs. However, a significant increase in the number of states regulating our business through certificate of need or similar programs could adversely affect us. Conversely, repeal of existing certificate of need regulations in jurisdictions where we have obtained a certificate of need, or certificate of need exemption, also could adversely affect us by allowing competitors to enter our markets. Certificate of need laws are the subject of continuing legislative activity.

REIMBURSEMENT

    We derive most of our revenues directly from healthcare providers rather than third-party payors, including government programs such as the Medicare Program. We derive a small percentage of our revenues from direct billings to patients or their third-party payors. Services for which we submit direct billings for Medicare and Medicaid patients typically are reimbursed by contractors on a fee schedule basis. Net revenues from direct patient billing amounted to approximately 10% of our revenue in 2000 and for the first quarter of 2001.

    As a result of federal cost-containment legislation currently in effect, Medicare generally pays for inpatient services under a prospective payment system based upon a fixed amount for each Medicare patient discharge. Each discharge is classified into one of many diagnosis related groups, or DRGs. A pre-determined amount covers all inpatient operating costs, regardless of the services actually provided or the length of the patient's stay. Because Medicare reimburses a hospital for all services rendered to a Medicare patient on the basis of a pre-determined amount based on the DRG, a hospital or free-standing facility cannot be separately reimbursed for an MRI scan or other procedure performed on the hospital inpatient. Many state Medicaid Programs have adopted comparable payment policies.

    On August 1, 2000, the Health Care Financing Administration implemented a Medicare outpatient prospective payment system under which services and items furnished in hospital outpatient departments are reimbursed using a pre-determined amount for each ambulatory payment classification, or APC. Each APC is based on the specific procedures performed and items furnished during a patient visit. Certain items and services are paid on a fee schedule, and for certain drugs, biologics and new technologies, hospitals are reimbursed additional amounts. This new development in reimbursement may significantly affect our financial performance.

    In order for our hospital customers to receive payment from Medicare with respect to our services, our services must be furnished in a "provider-based" department or be a covered service furnished "under arrangements." On April 7, 2000, Medicare published new rules establishing criteria for being a "provider-based" department. Our services to hospitals possibly may not meet Medicare's new standards for being a "provider-based" service, although that is uncertain because at this time very little guidance exists regarding the proper interpretation of this new Medicare regulation. If our services to hospital customers are not furnished in a "provider-based" setting, the services would not be covered by Medicare unless they are found to be a service furnished "under arrangements" to a hospital. The extent to which "under arrangements" services may be covered by Medicare when they do not meet the "provider-based" standards is unclear. In the Benefits Improvement and Protection Act of 2000,

Congress postponed the effective date of the new regulations until October 1, 2002. In addition, Congress "grandfathered" until October 1, 2002 all sites that were paid as provider-based sites as of October 1, 2000. As the Medicare rules are clarified and as October 1, 2002 approaches, it may be necessary for us to modify the contracts we have with hospital customers or to take other steps that may affect our cost for our wholesale business or the manner in which we furnish wholesale services to hospital customers.

    Payments to us by third-party payors depend substantially upon each payor's reimbursement policies. Third-party payors may impose limits on reimbursement for diagnostic imaging services or deny reimbursement for tests that do not follow recommended diagnostic procedures. Because unfavorable reimbursement policies have and may continue to constrict the profit margins of the hospitals and clinics we bill directly, we have and may continue to need to lower our fees to retain existing clients and attract new ones. Alternatively, at lower reimbursement rates, a healthcare provider might find it financially unattractive to own an MRI or other diagnostic imaging system, but could benefit from purchasing our services. It is possible that third-party reimbursement policies will affect the need or price for our services in the future, which could significantly affect our financial performance and our ability to conduct our business.

ENVIRONMENTAL, HEALTH AND SAFETY LAWS

    Our PET service and some of our other imaging and therapeutic services require the use of radioactive materials. While this material has a short half-life, meaning it quickly breaks down into inert, or non-radioactive substances, using such materials presents the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing the storage, use and disposal of materials and waste products. Although we believe that our safety procedures for storing, handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, we cannot completely eliminate the risk of accidental contamination or injury from those hazardous materials. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could incur significant costs and the diversion of our management's attention in order to comply with current or future environmental laws and regulations. We have not had material expenses related to environmental, health and safety laws or regulations to date.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

    In late 1999, we identified through a self-audit possible errors in billing Medicare claims in Massachusetts, and we conducted a Medicare claims audit of our Massachusetts retail billing operations for the preceding five-year period. Upon completion of that audit and in the first part of 2000, we disclosed the audit results to our Medicare Part B contractor, National Heritage Insurance Company, or NHIC. NHIC reviewed the Medicare audit results and also reviewed claims information with respect to a random sample of 30 claims that were supplied to them in November 2000. On March 2, 2001, the Medicare carrier sent a letter to us indicating its completion of its assessment and verification of our comprehensive review of Medicare claims in Massachusetts. The letter assessed an overpayment of $2.2 million and advised us of administrative appeals procedures applicable to this overpayment. We have since remitted this amount to NHIC. Also, related to the NHIC Audit, we expect to pay approximately $713,000 to the Massachusetts MassHealth Program, approximately $35,000 to the federal Department of Defense TRICARE Program, and approximately $475,000 pertaining to coinsurance payments from patients. These amounts have been accrued and are reflected in our statements of operations presented in this prospectus.

    An administrative action is pending, stemming from an audit of Medicaid claims by MassPRO for outpatient MRI services provided during a twelve-month period ending January 31, 1999. MassPRO is a Massachusetts not-for-profit organization that has contracted with the Massachusetts Division of Medical Assistance and the Massachusetts Medicaid Fraud Control Unit to oversee utilization management and billing compliance for the State's Medicaid Program, which is part of a Massachusetts program called MassHealth. The Division of Medical Assistance is the agency responsible for implementing the State's MassHealth Program and the Massachusetts Medical Fraud Control Unit is the agency responsible for ensuring legal compliance with the Massachusetts Medicaid Program. The case involves an audit of Greater Boston MRI, a limited partnership wholly owned by us. MassPRO alleged deficiencies in documentation and billing requirements for MRI claims made by Greater Boston MRI. The Massachusetts Division of Medical Assistance has revised its initial determination by lowering the amount to be recovered in this matter based on our administrative appeal; the Massachusetts Division of Medical Assistance is now seeking approximately a $212,000 recovery related to the alleged deficiencies in this case. Based on the audit, the Massachusetts Division of Medical Assistance also sent a notice of proposed suspension from the program. At the present time, Massachusetts is not seeking suspension of Greater Boston MRI, but may require post-settlement reporting by the provider for some period of time to ensure compliance with the Massachusetts MassHealth Program. This matter is in the final stages of administrative settlement.

    We had accrued $4,350,000 as of December 31, 2000 for probable settlement of all of these issues. While actual results could vary from this estimate, we believe that the resolution of any deficient billing process will not have a material adverse effect on our business.

    From time to time we are involved in routine litigation incidental to the conduct of our business. We believe that none of this litigation pending against us will have a material adverse effect on our business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Our executive officers and directors, and their ages and positions, are as follows:

NAME                                             AGE                          POSITION
----                                           --------   ------------------------------------------------
Richard N. Zehner............................     48      Chairman of the Board of Directors and Chief
                                                          Executive Officer

Jamie E. Hopping.............................     47      Director, President and Chief Operating Officer

Kenneth S. Ord...............................     55      Executive Vice President and Chief Financial
                                                          Officer

Cheryl A. Ford...............................     45      Executive Vice President

Terry A. Andrues.............................     50      Executive Vice President

Jay A. Mericle...............................     46      Executive Vice President

Russell D. Phillips, Jr......................     38      General Counsel and Secretary

Howard K. Aihara.............................     38      Vice President and Corporate Controller

Henry R. Kravis..............................     57      Director

Michael W. Michelson.........................     49      Director

George R. Roberts............................     57      Director

David H.S. Chung.............................     33      Director

    RICHARD N. ZEHNER has served as our chairman and chief executive officer since November 1988. Mr. Zehner was our founder and also served as our president from 1983 through February 1998. He has served as a director since 1987. Prior to founding the company, Mr. Zehner managed the diagnostic shared-services division of National Medical Enterprises, the predecessor of Tenet Corporation, a nationwide provider of healthcare services. Mr. Zehner began his career as an x-ray technician and subsequently became a radiology department manager.

    JAMIE E. HOPPING has served as our president and chief operating officer since November 2000 and has been a director since November 2000. Prior to joining us, Ms. Hopping was an independent consultant to various healthcare providers including Catholic Health East and Quorum Health from 1997 to 1999. She was employed by Columbia/HCA Healthcare Corporation as the Western Group president from 1996 to 1997, president of the South Florida Division from 1994 to 1996, chief operating officer of South Florida Division from 1993 to 1994 and chief executive officer of Deering Hospital and Grant Center from 1990 to 1993.

    KENNETH S. ORD has served as our executive vice president and chief financial officer since November 1998. From January 1998 to November 1998, he served as our senior vice president, chief financial officer and secretary. From February 1997 to September 1997 he served as executive vice president and chief financial officer of Talbert Medical Management Corporation and from February 1994 to February 1997 he served as senior vice president and chief financial officer of FHP International Corporation, a publicly traded health maintenance organization.

    CHERYL A. FORD has served as our executive vice president, Eastern United States since November 1998. She is responsible for managing the Eastern, Mid-Atlantic, New England and Southern regions. From February 1995 to November 1998, she was our senior vice president, Eastern Region.

    TERRY A. ANDRUES has served as our executive vice president, Western United States since November 1998. He is responsible for managing the Pacific, Northwestern, Western, Central and Great Lakes regions. From 1991 to
November 1998, he served as our senior vice president of the Central and

Pacific Regions and from May 1987 to November 1991, he was our customer support manager with responsibilities in technical education and marketing. Prior to joining us, Mr. Andrues worked as a technologist at Pasadena's Huntington Medical Research Institute, site of the nation's first clinical MRI system.
Mr. Andrues maintains his credential as a registered MRI technologist.

    JAY A. MERICLE has served as our executive vice president, equipment and services since February 1999. Mr. Mericle was our senior vice president from 1991 to 1999 and our vice president of operations from 1988 to 1991.

    RUSSELL D. PHILLIPS, JR. has served as our general counsel and secretary since March 1998. Prior to joining us, Mr. Phillips served as chief legal officer of Talbert Medical Management Corporation, a publicly traded physician practice management corporation from May 1997 to September 1997, and corporate counsel to FHP International Corporation, a publicly traded health maintenance organization from June 1992 to April 1997. Mr. Phillips was an associate with Skadden, Arps, Slate, Meagher & Flom, LLP from 1987 through 1992.

    HOWARD K. AIHARA has served as our vice president, corporate controller since September 2000. From 1997 until September 2000, Mr. Aihara was vice president, finance, for UniMed Management Company, a physician practice management company in Burbank, California. From 1995 through 1997, he was executive director and corporate controller for AHI Healthcare Systems, Inc. of Downey, California. AHI was a publicly traded physician practice management company.

    HENRY R. KRAVIS has been a director since November 1999. Mr. Kravis has been a founding partner of Kohlberg Kravis Roberts & Co., L.P. since its inception in 1976, and is a managing member of the limited liability company which serves as the general partner of Kohlberg Kravis Roberts & Co., L.P. Mr. Kravis is also a director of Accuride Corporation, Amphenol Corporation, Borden, Inc., The Boyds Collection, Ltd., Evenflo Company Inc., The Gillette Company, IDEX Corporation, KinderCare Learning Centers, Inc., KSL Recreation Corporation, MedCath Inc., Owens-Illinois, Inc., PRIMEDIA Inc., Regal Cinemas, Inc., Sotheby's
Holdings, Inc., Spalding Holdings Corporation and Trinity Acquisition plc (Willis Corroon). Messrs. Kravis and Roberts are first cousins.

    MICHAEL W. MICHELSON has been a director since November 1999. Mr. Michelson is a member of the limited liability company which serves as the general partner of Kohlberg Kravis Roberts & Co., L.P. Mr. Michelson is also a director of Amphenol Corporation, AutoZone, Inc., Owens-Illinois, Inc., and KinderCare Learning Centers, Inc.

    GEORGE R. ROBERTS has been a director since November 1999. Mr. Roberts has been a founding partner of Kohlberg Kravis Roberts & Co. L.P. since its inception in 1976, and is a managing member of the limited liability company which serves as the general partner of Kohlberg Kravis Roberts & Co., L.P.
Mr. Roberts is also a director of Accuride Corporation, Amphenol Corporation, Borden, Inc., The Boyd Collection, Ltd., DPL Inc. (The Dayton Power & Light Company), Evenflo Company Inc., IDEX Corporation, KinderCare Learning
Centers, Inc., KSL Recreation Corporation, Owens-Illinois, Inc.,
PRIMEDIA, Inc., Safeway Inc., Spalding Holdings Corporation and Trinity Acquisition plc (Willis Corroon). Messrs. Roberts and Kravis are first cousins.

    DAVID H.S. CHUNG has been a director since November 1999. Mr. Chung has been an executive of Kohlberg Kravis Roberts & Co. since 1995. From 1993 to 1995,
Mr. Chung was a management consultant at McKinsey & Co. Mr. Chung is also a director of Centric Software, Inc., MedCath Inc. and WorldCrest Group, Inc.

BOARD COMMITTEES

    We have an audit committee, a compensation committee and an executive committee. The audit committee is responsible for recommending to the board of directors the engagement of our outside auditors and reviewing our accounting controls and the results and scope of audits and other services provided by our auditors. The members of the audit committee upon completion of this offering will not be independent directors. We intend for the audit committee to comply with applicable New York Stock Exchange regulations regarding the composition of audit committees of listed companies in accordance with the time periods prescribed by such regulations.

    The compensation committee is responsible for reviewing and recommending to the board of directors the amount and type of non-stock compensation to be paid to senior management and establishing, reviewing general policies relating to compensation and benefits of employees and administering our stock option plan. No interlocking relationship will exist between any member of our compensation committee and any member of any other company's board of directors or compensation committee.

    The executive committee exercises all powers and authority of the board of directors with some exceptions as provided under Delaware law. The purpose of the executive committee is to allow for decisions to be made on our behalf between regular meetings of the board of directors.

DIRECTOR COMPENSATION

    Our non-employee directors receive an annual fee of $25,000 and reimbursement of travel expenses. Effective January 1, 2000, we established a directors' deferred compensation plan for all non-employee directors. Each of the four non-employee directors has elected to participate in the director plan and have their annual fee of $25,000 deferred into a stock account and converted quarterly into phantom shares. Upon retirement, separation from the board of directors, or the occurrence of a change of control, each director has the option of being paid cash or issued common stock for their phantom shares. Upon issuance of the phantom shares, we recorded non-cash compensation of an additional $68,000 for the difference between the fair market value and the issuance price of the phantom shares.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation earned including salary, bonuses, commissions, stock options and other compensation during the three fiscal years ended December 31, 1998, 1999 and 2000 by our chief executive officer and our four next most highly compensated executive officers, each of whose total annual compensation exceeded $100,000 in 2000 and Mr. Vincent Pino, who would have been of one of our most highly compensated executive officers for the year ended December 31, 2000 but for his retirement earlier that year. We refer to these officers as our named executive officers elsewhere in this prospectus.

                                                                                                 LONG-TERM COMPENSATION
                                                      ANNUAL COMPENSATION               -----------------------------------------
                                           ------------------------------------------   SECURITIES
                                                                           OTHER        UNDERLYING
                                                                          ANNUAL          STOCK         LTIP         ALL OTHER
PRINCIPAL POSITION              YEAR(1)     SALARY      BONUS         COMPENSATION(2)   OPTIONS(3)   PAYOUTS(4)   COMPENSATION(5)
------------------              --------   --------   ----------      ---------------   ----------   ----------   ---------------
Richard N. Zehner ............    2000     $369,900   $  160,624          --               --           --          $   16,520
  Chief Executive Officer,        1999      351,300    2,746,090(6)       --            1,247,500       --           1,968,830
  Chairman of the Board of        1998      350,000      727,738(7)       --              250,000      $31,250         755,978
  Directors

Vincent S. Pino(8) ...........    2000     $315,100   $  428,776(9)       --               --           --          $   22,174
  Former President, Chief         1999      299,100    2,095,786(6)       --            1,148,000       --             774,277
  Operating Officer and           1998      275,000      537,435(7)       --              200,000      $25,000         451,776
  Director

Kenneth S. Ord ...............    2000     $285,500   $  212,561(9)       --               --           --          $      414
  Executive Vice President and    1999      271,000      847,825(6)       --              838,500       --             506,571
  Chief Financial Officer         1998      247,981      179,875          --              450,000       --                 320

Cheryl A. Ford ...............    2000     $173,200   $   61,000          --               --           --          $    3,999
  Executive Vice President        1999      165,500       92,194          --              300,000       --             215,152
                                  1998      145,000       70,035          --              135,000      $12,500           3,595

Terry A. Andrues .............    2000     $173,200   $   60,292          --               --           --          $    3,979
  Executive Vice President        1999      165,500       87,244          --              300,000       --             215,271
                                  1998      145,000       70,035          --              135,000      $12,500           3,595

Jay A. Mericle ...............    2000     $163,800   $   47,415          --               --           --          $    7,146
  Executive Vice President        1999      155,500       76,376          --              300,000       --           1,004,224
                                  1998      145,000       70,035          --              135,000      $12,500           6,191

------------------------------

 (1) Rows specified "2000," "1999" and "1998" represent fiscal years ended December 31, 2000, 1999 and 1998, respectively.

 (2) With respect to each named officer for each fiscal year this table excludes perquisites which did not exceed the lesser of $50,000 or 10% of the named officer's salary and bonus for the fiscal year.

 (3) Stock options were granted under our 1999 Equity Plan and 1997 Option Plan.

 (4) We made our final payments made under our 1995 long-term executive incentive plan in 1998.

 (5) Includes:

       - $736,525 and $426,900 in change in control payments which were paid in 1998 to Messrs. Zehner and Pino, respectively, pursuant to their prior employment agreements.

       - 401(k) matching contributions (for 2000, 1999 and 1998, respectively):
         Mr. Zehner--$4,250, $4,443 and $3,330; Mr. Pino--$4,250, $4,522 and
         $3,330; Ms. Ford--$3,777, $3,603 and $3,330; Mr. Andrues--$3,757,
         $3,603, $3,330 and Mr. Mericle--$3,797, 3,576, and 3,330.

       - Cash payments in lieu of accrued vacation (for 2000, 1999 and 1998, respectively): Mr. Zehner--$0, $15,313 and $6,731; Mr. Pino--$17,510,
         $11,462 and $21,154; and Mr. Mericle--$3,144, $2,981 and $2,596.

       - Cash payments for options tendered pursuant to our recapitalization in 1999. Amounts paid in 1999 were as follows: Mr. Zehner--$1,930,196; Mr. Pino--$757,621; Mr. Ord--$505,899, Ms. Ford--$211,353;
         Mr. Andrues--$211,353 and Mr. Mericle--$997,448.

       - The balance for each named officer represents life insurance premiums paid by us.

 (6) Includes $2,458,651, $1,900,000 and $700,000 in bonus payments paid to Messrs. Zehner, Pino and Ord, respectively, upon closing of our recapitalization in 1999.

 (7) Includes $350,000 and $300,000 in bonus payments paid to Messrs. Zehner and Pino, respectively, upon the closing of the Mobile Technology Inc. acquisition in 1998.

 (8) Mr. Pino retired in 2000.

 (9) Includes $310,209 and $129,911 in bonus payments to Messrs. Pino and Ord in 2000, respectively, pursuant to retention bonus agreements.

    OPTION GRANTS IN LAST FISCAL YEAR

    We did not grant stock options to the named executive officers during the 2000 fiscal year. No stock appreciation rights have ever been granted to the named executive officers.

    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
     VALUES

    The following table presents information with respect to options exercised by each of the named executive officers in 2000 or cancelled in exchange for payment in cash, as well as the unexercised options to purchase our common stock granted under the 1999 Equity Plan and the 1997 Option Plan to the named executive officers and held by them as of December 31, 2000.

                                                                       NUMBER OF SHARES               VALUE OF UNEXERCISED
                                                                    UNDERLYING UNEXERCISED            IN-THE-MONEY OPTIONS
                                      SHARES                          OPTIONS AT YEAR-END             AT FISCAL YEAR-END(1)
                                     ACQUIRED       VALUE         ---------------------------      ---------------------------
NAME AND PRINCIPAL POSITION         ON EXERCISE    REALIZED       EXERCISABLE   UNEXERCISABLE      EXERCISABLE   UNEXERCISABLE
---------------------------         -----------   ----------      -----------   -------------      -----------   -------------
Richard N. Zehner ................     --             --           1,145,520      1,122,750        $9,086,569     $4,406,794
  Chief Executive Officer and
  Chairman of the Board of
  Directors

Vincent S. Pino ..................    853,500     $3,084,000(2)      114,800      1,033,200(3)        450,590      4,055,310
  Former President, Chief
  Operating Officer and Director

Kenneth S. Ord ...................     67,500        303,539(2)      241,350        867,150         1,655,576      3,909,476
  Executive Vice President and
  Chief Financial Officer

Cheryl A. Ford ...................     --             --             118,000        270,000           858,886      1,059,750
  Executive Vice President

Terry A. Andrues .................     --             --             118,000        270,000           858,886      1,059,750
  Executive Vice President

Jay A. Mericle ...................     --             --             118,000        270,000           858,886      1,059,750
  Executive Vice President

------------------------------

(1) There was no public trading market for our common stock as of December 31, 2000. Accordingly, these values have been calculated based on our board of directors' determination of the fair market value of the underlying shares as of December 31, 2000 of $9.52 per share, less the applicable exercise price per share, multiplied by the number of underlying shares.

(2) Represents cash payments in exchange for cancellation of options.

(3) Unexercisable options were forfeited and cancelled as of January 1, 2001 by mutual agreement between us and Mr. Pino.

EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

    We have entered into employment agreements with Mr. Zehner, Ms. Hopping and Mr. Ord. Base compensation under the employment agreement for each of these executives is subject to adjustment by the board of directors each year. In addition, Mr. Zehner, Ms. Hopping and Mr. Ord are entitled to receive an annual cash bonus based upon our achievement of certain operating and financial goals, with an annual target bonus amount equal to a specified percentage of their then-current annual base salary (75% in the case of Mr. Zehner, 70% in the case of Ms. Hopping and 50% in the case of Mr. Ord). Ms. Hopping's cash bonus for 2001 will not be less than 46.2% of her base salary notwithstanding the achievement of these goals. This bonus plan has been adopted and will be administered by the compensation committee of the board of directors.

    The employment agreements have terms of two years in the case of Messrs. Zehner and Ord and one year in the case of Ms. Hopping. The terms of the employment agreements of Mr. Zehner, Ms. Hopping and Mr. Ord automatically extend by three months on the last day of each quarterly period and will continue to be so extended unless either we or the executive give notice of a desire to modify or terminate the agreement at least thirty days prior to the quarterly extension date. We may terminate Mr. Zehner's, Ms. Hopping's or Mr. Ord's employment at any time and for any reason and Mr. Zehner, Ms. Hopping and Mr. Ord may resign at any time and for any reason. If we terminate the employment of Mr. Zehner, Ms. Hopping or Mr. Ord without cause, or any of them resigns with good cause, the employment agreements obligate us to:

    - pay any earned but unpaid salary, benefits or bonuses, including a prorated bonus for the year in which the severance occurred;

    - continue to provide for periods of two years in the case of Messrs. Zehner and Ord, and one year in the case of Ms. Hopping, benefits at least equal to those received prior to severance; and

    - provide the executive with outplacement services at a cost not to exceed $25,000.

Additionally, each of Messrs. Zehner and Ord would receive, over time, an amount equal to at least two times his combined then-current annual salary and bonus for the prior year and Ms. Hopping would receive, over time, an amount equal to her combined then-current annual salary and bonus for the prior year.

    We have also entered into employment agreements with Ms. Ford and Messrs. Andrues and Mericle. Each employment agreement remains in effect until notice of termination is given by either party. Each contract provides that the officer will continue to receive his or her base salary and be entitled to earn bonuses and participate in all benefit plans and programs at levels and pursuant to terms that are substantially consistent with current levels and terms, subject to periodic review and possible increases by our board of directors or compensation committee. In addition, each contract provides that if the officer is terminated by us other than for just cause, as defined in the agreement, or if the officer terminates his or her employment as a result of a constructive discharge, as defined in the agreement, then the officer will be entitled to a cash severance benefit equal to six months of salary at his or her then current rate of salary, payment of a cash amount based on the officer's historical incentive compensation, acceleration of the vesting of stock options and extension of the officer's participation in our benefits plan and receipt of a car allowance for six months. If severance were to occur within one year prior to or following a change of control or the officer elects to terminate his or her employment for any reason within one year after a change in control, then each employment agreement provides for a doubled cash severance benefit and further extension of the officer's benefits and car allowance. For the purposes of these employment agreements, a change of control has occurred if:

    - we transfer all or substantially all of our assets to any person or group;

    - any person or group becomes the beneficial owner, directly or indirectly, of 35% or more of the total voting power represented by all of our voting stock; or

    - any person or group obtains the right or power to elect or designate a majority of our board of directors.

401(k) PLAN

    We established a tax deferred 401(k) savings plan in January 1990. Effective January 1, 2001, the 401(k) plan was amended and restated in its entirety. Currently, all employees who are over 21 years of age are eligible to participate after attaining three months of service. Employees may contribute between 1% and 15% of their annual compensation. We match 50 cents for every dollar of employee contributions up to 5% of their compensation, subject to statutory limitations. The rates of pre-tax and matching contributions may be reduced with respect to highly compensated employees, as defined in the Internal Revenue Code of 1986, as amended, so that the 401(k) plan will comply with Sections 401(k) and 401(m) of the Code. Pre-tax and matching contributions are allocated to each employee's individual account, which are invested in selected fixed income or stock managed accounts according to the directions of the employee. An employee's pre-tax contributions are fully vested and nonforfeitable at all times. Matching contributions vest over four years of service. An employee may forfeit unvested amounts upon termination of employment, unless the termination is because of death, disability or retirement, in which case matching contributions vest in their entirety.

    Matching contributions made by us pursuant to the 401(k) plan to the named executive officers for the 2000 fiscal year are included under "All Other Compensation" in the Summary Compensation Table.

STOCK OPTION PLANS

    We have issued stock option to our employees under the following three plans:

    - The 1999 Equity Plan for Employees of Alliance Imaging, Inc. and Subsidiaries dated November 2, 1999, or the 1999 Equity Plan;

    - The Alliance Imaging, Inc. 1997 Stock Option Plan dated December 18, 1997, as amended, or the 1997 Option Plan; and

    - The Three Rivers Holding Corp. 1997 Stock Option Plan dated October 14, 1997, as amended, or the Three Rivers Plan.

The 1999 Equity Plan, the 1997 Option Plan and the Three Rivers Plan are collectively referred to in this registration statement as the plans. The plans are designed to promote our interests by providing eligible persons with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in us as an incentive for them to remain in our service.

        TYPES OF OPTIONS. The Three Rivers Plan provides for the grant of options to our employees that are qualified as incentive stock options as defined by Section 422 of the Internal Revenue Code. The 1997 Option Plan provides for the grant of options to employees that are either incentive stock options or non-qualified options. The 1999 Equity Plan provides for the grant of options to employees, consultants or other persons with a unique relationship to us or our subsidiaries, and that are non-qualified options.

        OPTIONS AVAILABLE AND OUTSTANDING. A total of 6,325,000 shares are reserved for issuance under the 1999 Equity Plan, of which 4,682,800 are currently subject to outstanding options. Currently there are options outstanding to purchase 1,823,270 shares under the 1997 Option Plan and 447,770 shares under the Three Rivers Plan. The 1997 Option Plan and the Three Rivers Plan were amended upon completion of the KKR acquisition to provide that no further options would be granted under those plans after November 2, 1999, and there are no additional shares reserved for issuance under those plans. Options under the 1997 Option Plan and the Three Rivers Plan that were not cancelled as part of the KKR acquisition remain outstanding subject to the terms and conditions of the 1997 Option Plan, the Three Rivers Plan and the option agreements under which they were granted, as they have been amended. Upon completion of the KKR acquisition, most options granted under the 1997 Option Plan and the Three Rivers Plan became fully vested and exercisable. Certain individuals, including
    Messrs. Pino and Ord, waived immediate vesting of their options under the 1997 Option Plan upon completion of the KKR acquisition. Except for options for 112,500 shares issued under the 1997 Option Plan that will vest on December 31, 2001 according to the terms of that plan, all options issued under the 1997 Option Plan and the Three Rivers Plan are fully vested.

        ADMINISTRATION. The compensation committee administers each of the plans. After the completion of this offering, the committee will consist of independent directors. The compensation committee has authority to select the employees, consultants or others to whom options will be granted under the plans, the number of shares to be subject to those options, and the terms and conditions of the options. In addition, the compensation committee has the authority to construe and interpret the plans and to adopt rules for the administration, interpretation and application of the plans that are consistent with the terms of the plans. Options granted under the 1999 Equity Plan become vested and exercisable as determined by the compensation committee at the time of the grant, at a price determined by the committee. However, options granted under the 1999 Equity Plan may not have an exercise price less than 85% of the fair market value of a share of common stock on the date of the grant.

        STOCKHOLDERS' AGREEMENT. The options and shares acquired upon exercise of the options are subject to the terms and conditions of stockholders' agreements entered into by the option holders. The stockholders' agreements provide that except for limited exceptions, the option holder may not transfer, sell or otherwise dispose of any shares prior to the fifth anniversary of the purchase date. The restricted period for options granted under the 1997 Option Plan and the Three Rivers Plan that were not cancelled upon completion of the KKR acquisition began on November 2, 1999.

        AMENDMENT. The 1997 Stock Option Plan and the Three Rivers Plan may be amended or modified by the board of directors. The 1999 Equity Plan may be amended or modified by the compensation committee, and may be terminated by the board of directors.

        EXERCISE. Options granted under the plans may be exercised in cash or, at the discretion of the compensation committee, through the delivery of previously owned shares, through the surrender of shares which would otherwise be issuable upon exercise of the option, or any combination of the foregoing. In order to use previously owned shares to exercise an option granted under the Three Rivers Plan, the option holder must have owned the shares used for at least six months prior to the exercise of the option.

        CHANGE OF CONTROL. Options granted under the 1997 Option Plan that have not vested will become fully vested and exercisable upon a change of control. A change of control is defined in the 1997 Option Plan as the occurrence of any of the following:

       - a sale to any person other than an affiliate of all our substantially all of our assets;

       - a sale by us of shares, by merger or otherwise, to a person other than an affiliate which would result in the person owning more than 50% of our outstanding capital stock; or

       - a sale by one of our stockholders of shares to a person other than an affiliate which would result in the person owning more than 50% of our outstanding capital stock.

        Under the 1999 Equity Plan, the compensation committee may, in its sole discretion, provide that options granted under the plan cannot be exercised after a change of control, in which case they will become fully vested and exercisable prior to the completion of the change of control. The committee may also provide that options remaining exercisable after the change of control may only be exercised for the consideration received by stockholders in the change of control, or its cash equivalent. A change of control is defined in the 1999 Equity Plan as the:

       - merger or consolidation of our corporation into another corporation;

       - exchange of all or substantially all of our assets for the securities of another corporation;

       - acquisition by another corporation of 80% or more of our then outstanding shares of voting stock; or

       - recapitalization, reclassification, liquidation or dissolution of our corporation, or other adjustment or event which results in shares of our common stock being exchanged for or converted into cash, securities or other property.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

    Our certificate of incorporation limits the liability of our directors and executive officers for monetary damages for breach of their fiduciary duties to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

    - any breach of their duty of loyalty to our company or our stockholders;

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

    - any transaction from which the director derived an improper personal benefit.

    The limits on a director or officer's liability in our certificate of incorporation do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

    Our certificate of incorporation together with our bylaws provide that we must indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification. We believe that the indemnification provisions of our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

    Prior to the effective time of this offering, we expect to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements will provide for indemnification for related expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our directors and executive officers.

    At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company where indemnification will be required or permitted. Nor are we aware of any threatened litigation or proceeding that might result in a claim for indemnification.

                              CERTAIN TRANSACTIONS

    We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions, including loans, between us and our officers, directors and principal stockholders and their affiliates, are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

    On November 27, 2000 in connection with the purchase of 53,600 shares of our common stock, Jamie E. Hopping, our president, chief operating officer and director issued a full recourse promissory note to us in the amount of approximately $300,000 plus interest at an annual rate of 6%. Payment of the note is secured by the shares of common stock purchased. Principal in the amount of $200,000 and the interest on that amount will be due upon the sale of Ms. Hopping's Texas residence, and the remaining principal and interest will be due upon the earlier of November 27, 2007 or Ms. Hopping's sale of the purchased common stock.

    On August 8, 2000, in connection with the termination of Vincent S. Pino, our former president, chief operating officer and director, management duties, we purchased all of his options under the 1997 Stock Option Plan at a price in the aggregate of approximately $3.8 million.

    On November 2, 1999, after obtaining the approval of our stockholders, we were acquired by Kohlberg Kravis Roberts & Co., or KKR, in a leveraged recapitalization merger transaction. As a result of the KKR acquisition, we experienced an approximate 92% ownership change and Viewer Holdings LLC, which was formed and is wholly owned by affiliates of KKR, obtained ownership of approximately 92% of our outstanding common stock, and we refinanced substantially all of our long-term debt. We paid $12,140,000 to KKR for professional services rendered in connection with the KKR acquisition. In addition, some of our executive officers agreed to indemnify us for breaches of representations and warranties made on our behalf in the transaction documentation.

    In connection with the KKR acquisition, we entered into an agreement for a $260 million senior subordinated facility with KKR. The aggregate proceeds of the offering of the old notes were used to repay the senior subordinated credit facility. Pursuant to an agreement that was entered into in connection with the KKR acquisition, KKR provides management, consulting and financial services to us, including its service on our board of directors, and we paid KKR an annual fee of $650,000 in 2000, and $122,000 in 1999 in quarterly installments in arrears at the end of each calendar quarter, for these services. In addition, we reimburse KKR and its affiliates for all reasonable costs and expenses incurred in connection with:

    - the management, consulting and financial services provided by KKR; and

    - the ownership of our shares of common stock by KKR's affiliates.

    Pursuant to a purchase agreement dated as of September 1, 1999 with Alliance Imaging Management, Inc., Acclaim Medical LLC and certain other individuals, we completed the acquisition of Acclaim Medical LLC for the sum of $500,000 plus warrants to purchase 20% of the equity interest in Acclaim Medical LLC as of August 31, 2001. One of the former members of Acclaim Medical LLC is a child of one of our named executive officers. One of the former members of Acclaim Medical LLC is a child of one of our former executive officers.

    In 1999 and 1998, we paid Apollo Management, L.P. $628,000 and $750,000, respectively, which represented a pro rata portion of its annual management fee. Additionally, in 1998 we paid Apollo fees of $1,000,000 and $460,000 as consideration for services rendered in structuring and negotiating the acquisition of Mobile Technology and American Shared, respectively, and also reimbursed Apollo for expenses of approximately $275,000 associated with these acquisitions.

    On May 13, 1999, we acquired all the outstanding common stock of Three Rivers Holding Corp., the parent corporation of SMT Health Services, Inc. in a stock-for-stock merger. We exchanged approximately 16.4 million shares of common stock for all the outstanding common shares of Three Rivers. At the time of the merger, Three Rivers was wholly owned by affiliates of Apollo, which held approximately 82.6% of our outstanding common stock.

    Ten members of our current and former management have agreed to indemnify us for designated costs, fees and expenses incurred by us in connection with possible errors in billing Medicare claims in Massachusetts as described in "Business--Legal and Administration Proceedings."

    From January 1998 to December 31, 2000, we have granted options to our directors and current executive officers, including the named executive officers as follows:

NAME                                          NUMBER OF SHARES       GRANT DATE       EXERCISE PRICE
----                                          ----------------   ------------------   --------------
Richard N. Zehner...........................       250,000       February 6, 1998          $1.10

                                                 1,247,500       November 2, 1999           5.60

Jamie E. Hopping............................       700,000       November 27, 2000          5.60

Vincent S. Pino.............................       200,000       February 6, 1998           1.10

                                                 1,148,000       November 2, 1999           5.60

Kenneth S. Ord..............................       450,000       January 19, 1998           1.10

                                                   838,500       November 2, 1999           5.60

Cheryl A. Ford..............................       135,000       January 2, 1998            1.10

                                                   300,000       November 2, 1999           5.60

Terry A. Andrues............................       135,000       January 2, 1998            1.10

                                                   300,000       November 2, 1999           5.60

Jay A. Mericle..............................       135,000       January 2, 1998            1.10

                                                   300,000       November 2, 1999           5.60

Russell D. Phillips, Jr.....................        50,000       April 28, 1998             1.65

                                                    50,000       March 1, 1999              2.20

                                                    55,000       November 2, 1999           5.60

Howard K. Aihara............................        35,000       November 1, 2000           5.60

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date hereof by each person or group that we are aware owns 5% or more of our common stock, each of our named executive officers and directors and our executive officers and directors as a group.

                                                                                PERCENTAGE OF SHARES
                                                                                 BENEFICIALLY OWNED
                                                               COMMON STOCK     ---------------------
                                                                   OWNED         BEFORE       AFTER
NAME                                                          BENEFICIALLY(1)   OFFERING    OFFERING
----                                                          ---------------   ---------   ---------
KKR 1996 GP L.L.C.(2).......................................    34,617,400          90.9%       73.0%
Strata L.L.C.(3)............................................       527,170           1.4%        1.1%
Apollo Capital Management II, Inc. related entities(4)......     2,722,570           7.2%        5.7%
Richard N. Zehner(5)........................................     1,145,520           2.9%        2.4%
Jamie E. Hopping............................................        53,600         *           *
Vincent S. Pino(6)..........................................       114,800         *           *
Kenneth S. Ord(7)...........................................       241,350         *           *
Cheryl A. Ford(8)...........................................       118,000         *           *
Terry A. Andrues(9).........................................       118,000         *           *
Jay A. Mericle(10)..........................................       118,000         *           *
Henry R. Kravis(2)(3).......................................    35,144,570          92.3%       74.1%
Michael W. Michelson(2)(3)..................................    35,144,570          92.3%       74.1%
George R. Roberts(2)(3).....................................    35,144,570          92.3%       74.1%
David H.S. Chung(2)(3)......................................       --               92.3%       74.1%
All Present Executive Officers and Directors
  (12 persons)(11)..........................................    36,987,040          92.8%       75.1%

------------------------------

  * Less than 1%

 (1) Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to the shares of common stock shown as beneficially owned by them. Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages are based upon 38,062,180 shares outstanding as of June 13, 2001, except for certain parties who hold options that are presently exercisable or exercisable within 60 days of June 13, 2001. The percentages for those parties who hold options that are presently exercisable or exercisable within 60 days of June 13, 2001 are based upon the sum of 38,062,180 shares outstanding plus the number of shares subject to options that are presently exercisable or exercisable within 60 days of June 13, 2001 held by them, as indicated in the following notes.

 (2) Shares of Common Stock shown as beneficially owned by KKR 1996 GP L.L.C. are held by Viewer Holdings L.L.C. KKR 1996 GP L.L.C. is the sole general partner of KKR Associates 1996 L.P., which is the sole general partner of KKR 1996 Fund L.P. As of the date hereof, KKR 1996 Fund L.P. is the senior member of Viewer Holdings L.L.C. KKR 1996 GP L.L.C. is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael. T. Tokarz, Edward A. Gilhuly, Perry Golkin, Scott M. Stuart, Robert I. Macdonell, Johannes Huth, Todd A. Fisher, Alexander Navab and Neil A. Richardson. Messrs. Kravis, Roberts and Michelson are members of our board of directors. Each of such individuals may be deemed to share beneficial ownership of any shares beneficially owned by KKR 1996 GP L.L.C. Each of such individuals disclaims beneficial ownership. Mr. Chung is a member of our board of directors and is also an executive of KKR and a limited partner of KKR Associates 1996 L.P. Mr. Chung disclaims that he is the beneficial owner of any shares beneficially owned by KKR Associates 1996 L.P. The address of KKR 1996 GP L.L.C. and Messrs. Henry R. Kravis, Michael W. Michelson and George R. Roberts is: c/o Kohlberg Kravis
     Roberts & Co., 9 West 57th Street, New York, NY 10019.

 (3) Shares of Common Stock shown as beneficially owned by Strata L.L.C. are held by Viewer Holdings L.L.C. Strata L.L.C. is the sole general partner of KKR Associates (Strata) L.P., which is a general partner of KKR Partners II L.P. As of the date hereof, KKR Partners II L.P. is a member of Viewer Holdings L.L.C. Strata L.L.C. is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael. T. Tokarz, Edward A. Gilhuly, Perry Golkin, Scott M. Stuart and Robert I. Macdonell. Messrs. Kravis, Roberts and Michelson are members of our board of directors. Each of such individuals may be deemed to share beneficial ownership of any shares beneficially owned by Strata L.L.C.

     Each of such individuals disclaims beneficial ownership. Mr. Chung is a member of our board of directors and a limited partner of KKR Associated (Strata) L.P. Mr. Chung disclaims that he is the beneficial owner of any shares beneficially owned by Strata L.L.C.

 (4) This amount includes 2,482,440 shares owned by Apollo Investment Fund III, L.P., 148,380 shares owned by Apollo Overseas Partners III. L.P. and 91,750 shares owned by Apollo (U.K) Partners III, L.P. Apollo Capital Management II, Inc., a Delaware Corporation, is the general partner of Apollo Advisor II L.P., a Delaware limited partnership, which is the general partner of Apollo Investment Fund III, L.P., and Apollo Overseas Partners III, L.P. and Apollo (U.K.) Partners III, L.P. The address of Apollo Capital Management II, Inc. related entities is: 1301 Avenue of the Americas, 38th Floor, New York, New York 10019.

 (5) This amount represents 1,145,520 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

 (6) This amount represents 114,800 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

 (7) This amount represents 241,350 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

 (8) This amount represents 118,000 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

 (9) This amount represents 118,000 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

(10) This amount represents 118,000 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

(11) This amount includes 1,788,870 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

    Upon the completion of this offering, we will be authorized to issue 100,000,000 shares of common stock, $0.01 par value, and undesignated preferred stock. The following description of our capital stock does not purport to be complete and is qualified in its entirety by our amended and restated certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

COMMON STOCK

    As of June 13, 2001, we had 38,062,180 shares of common stock outstanding held by seven stockholders of record. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

PREFERRED STOCK

    After the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to designate and issue preferred stock in one or more series in order to provide us with flexibility in connection with possible acquisitions and other corporate purposes. The board of directors may also designate the rights, preferences and privileges of each series of preferred stock, any or all of which may be superior to the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

    - restricting dividends on the common stock;

    - diluting the voting power of the common stock;

    - impairing the liquidation rights of the common stock; and

    - delaying or preventing a change in control of our company without further action by the stockholders.

    We have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

    Under a registration rights agreement dated November 2, 1999 among us, Viewer Holdings L.L.C., which is an affiliate of KKR, Apollo Investment Fund III, L.P. and two of Apollo's affiliates, the holders of approximately 37,867,140 shares of our common stock are entitled to certain rights with respect to the registration of the shares under the Securities Act.

    Under the registration rights agreement, our largest stockholder, Viewer Holdings, L.L.C. and its affiliates, or Viewer, may request us to register all or part of Viewer's shares under the Securities Act. If Viewer requests a registration, the Apollo entities will generally be entitled to participate in that registration. If the registration relates to an underwritten offering, we may reduce the number of shares being registered to the number of shares which, in the opinion of the managing underwriters, may be sold without an adverse effect on the price, timing or distribution of the shares being offered.

    If we file a registration statement under the Securities Act other than on Forms S-4 or S-8 relating to shares of our common stock, Viewer will be entitled to include in that registration statement all or part of Viewer's shares. If Viewer elects to include any of its shares in the registration statement, then the Apollo entities will be entitled to include their shares in the registration statement. If, however, the registration statement relates to our initial public offering, as the registration statement relating to this prospectus does, the Apollo entities will be entitled to include their shares in the registration statement. We may reduce the number of shares to be included in the registration statement by Viewer and the Apollo entities to that number which, in the opinion of the managing underwriter, would not be reasonably likely to affect the price, timing or distribution of the shares being offered. Viewer does not intend to include any of its securities in the registration statement of which this prospectus is a part.

    All registration rights terminate at the time the shares of our common stock covered by the registration rights have been registered and sold in accordance with the plan of distribution described in the registration statement or sold in transactions exempt from registration under Rule 144 of the Securities Act.

    The registration rights in the registration rights agreement are assignable to subsequent holders of the shares of Viewer and Apollo, except that Apollo may only transfer its rights under the registration rights agreement to its affiliates.

    The holders of shares of our common stock as a result of their exercise of options granted under the 1997 Option Plan, the Three Rivers Plan or the 1999 Equity Plan have certain rights, under the stockholder agreements entered into or to be entered into between us and each of our employees, with respect to the registration of the shares under the Securities Act. These holders are entitled to register their shares in the public offering relating to the sale of shares of our common stock held by any or all of Viewer and its affiliates if the proceeds of the public offering exceed $50 million.

ANTI-TAKEOVER EFFECTS OF SOME PROVISIONS OF DELAWARE LAW AND OUR CHARTER
DOCUMENTS

    A number of the provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could also make the removal of incumbent officers and directors more difficult. These provisions include the protections of Section 203 of the Delaware Code, as described below, as well as our reservation of blank check preferred stock and our staggered board of directors. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with a proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

    DELAWARE LAW

    We will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time the person became an interested stockholder, unless:

    - prior to the time of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    - the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers, and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - at or subsequent to the time of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation's outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. Section 203 may also discourage transactions that might result in a premium over the market price for the shares of common stock held by stockholders.

    CHARTER DOCUMENTS

    Upon completion of this offering, our certificate of incorporation will provide for our board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions.

    Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who:

    - was a stockholder of record on the record date for the meeting;

    - is entitled to vote at the meeting; and

    - has given to our corporate secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting.

    The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company. Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in our certificate of incorporation or bylaws. The following persons are authorized to call a special meeting of stockholders:

    - a majority of our board of directors;

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
    - the chairman of the board; or

    - the chief executive officer.

    The inability of our stockholders to call a special meeting will make it more difficult for a stockholder to force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders, and also will make it more difficult to replace the board until the next annual meeting.

TRANSFER AGENT AND REGISTRAR

    Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, which is located at 40 Wall Street, New York, New York 10005. American Stock Transfer & Trust Company's telephone number is (212) 936-5100.

NEW YORK STOCK EXCHANGE LISTING

    We will apply to have our common stock listed for quotation on the New York Stock Exchange.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

    THE FOLLOWING SUMMARY OF OUR CREDIT FACILITY AND OTHER DEBT DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE AGREEMENTS DESCRIBED, INCLUDING THE DEFINITIONS OF CERTAIN CAPITALIZED TERMS USED IN THIS SECTION, COPIES OF WHICH ARE AVAILABLE UPON REQUEST. ANY TERMS NOT DEFINED IN THIS SECTION ARE DEFINED IN THE DOCUMENTATION FOR OUR CREDIT FACILITY. SEE "AVAILABLE INFORMATION."

CREDIT AGREEMENT

    GENERAL

    Pursuant to a credit agreement dated as of November 2, 1999, as amended, among Alliance, Bankers Trust Company, as administrative agent, and certain other lenders, we received commitments for up to $616 million in financing. The credit facility consists of:

    - a $131 million seven-year Tranche A Term Loan facility;

    - a $150 million eight-year Tranche B Term Loan facility;

    - a $185 million nine-year Tranche C Term Loan facility; and

    - a $150 million seven-year Revolving Loan facility including a $10 million seven-year Swing Line facility.

    AMORTIZATION

    The following schedule of amortization for the term loans indicates: the amounts to be paid at each installment for the Tranche A Term loan, Tranche B Term loan and Tranche C Term loan, and the maturity date represented by the number of years after the closing date upon which any principal amounts remaining outstanding:

                                       TERM LOAN     TERM LOAN      TRANCHE C
DATE                                   TRANCHE A     TRANCHE B      TERM LOAN
----                                  -----------   ------------   ------------
November 2, 2001....................  $ 5,000,000   $  1,500,000   $  1,850,000
November 2, 2002....................   10,000,000      1,500,000      1,850,000
November 2, 2003....................   23,000,000      1,500,000      1,850,000
November 2, 2004....................   25,000,000      1,500,000      1,850,000
November 2, 2005....................   32,000,000      1,500,000      1,850,000
November 2, 2006....................   36,000,000      1,500,000      1,850,000
November 2, 2007....................      --         141,000,000      1,850,000
November 2, 2008....................      --             --         172,050,000

    PREPAYMENTS

    Loans are required to be prepaid with:

    - 100% of the net proceeds of all non-ordinary course asset sales or other dispositions of the property by us and our subsidiaries which we have not reinvested in our business within one year after receipt of the proceeds, subject to limited exceptions;

    - 50% of annual excess cash flow; and

    - the amount by which the outstanding amounts under the revolving facility exceed the total amount committed under the revolving facility.

    INTEREST

    The Tranche A Term loan and the revolving loan facilities will bear interest through maturity: (1) if a Base Rate (as defined below) loan, then at the sum of the Base Rate plus the Applicable Tranche A Base Rate Margin (as defined below), or (2) if a LIBOR loan, then at the sum of LIBOR plus the Applicable Tranche A LIBOR Margin (as defined below). The Swing Line Loan facility will bear interest at the sum of the Base Rate plus the Applicable Tranche A Base Rate Margin minus the Applicable Commitment Fee Percentage.

    The Base Rate is the higher of: (1) the administrative agent's prime rate or
(2) the rate which is 0.5% in excess of the Federal Funds Effective Rate (defined as a fluctuating interest rate equal for each day during any period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day by the Federal Reserve Bank of New York, or, if such rate is not so published, the average of the quotations for such day on such transactions received by the administrative agent from three Federal funds brokers of recognized standing selected by the administrative agent).

    The Tranche B Term Loan and the Tranche C Term Loan will bear interest through maturity: (1) if a Base Rate loan, then at the sum of the Base Rate plus the Applicable Tranche B Base Rate Margin or the Applicable Tranche C Base Rate Margin (as defined below), as applicable, or (2) if a LIBOR loan, then at the sum of LIBOR plus the Applicable Tranche B LIBOR Margin or the Applicable Tranche C LIBOR Margin (as defined below), as applicable.

    The Applicable Tranche A Base Rate Margin will range, based on the Applicable Leverage Ratio, from 0.125% to 1.500%. The Applicable Tranche B Base Rate Margin will range, based on the Applicable Leverage Ratio, from 1.500% to 2.000%. The Applicable Tranche C Base Rate Margin will range, based on the Applicable Leverage Ratio, from 1.750% to 2.250%.

    The Applicable Tranche A LIBOR Margin will range, based on the Applicable Leverage Ratio, from 1.375% to 2.750%. The Applicable Tranche B LIBOR Margin will range, based on the Applicable Leverage Ratio, from 2.750% to 3.250%. The Applicable Tranche C LIBOR Margin will range, based on the Applicable Leverage Ratio, from 3.000% to 3.500%.

    COLLATERAL

    The loans under the credit agreement are secured by a lien on substantially all of our tangible and intangible property, including accounts receivable, inventory, equipment and intellectual property, and by a pledge of all of the shares of stock, partnership interests and limited liability company interests of our direct and indirect domestic subsidiaries, of which we now own or later acquire more than a 50% interest, except for subsidiaries which own assets or have annual revenues of less than $100,000 individually and $1,000,000 collectively.

    COVENANTS

    In addition to certain customary covenants, the credit agreement restricts, among other things, our ability and our subsidiaries' ability to:

    - declare dividends or redeem or repurchase capital stock;

    - prepay, redeem or purchase debt;

    - incur liens and engage in sale-leaseback transactions;

    - make loans and investments;

    - incur additional indebtedness;

    - amend or otherwise alter debt and other material agreements;

    - make capital expenditures;

    - engage in mergers, acquisitions and asset sales;

    - transact with affiliates; and

    - alter the business we conduct.

    FINANCIAL COVENANTS

    The credit facility contains financial covenants including a minimum ratio of consolidated adjusted EBITDA to consolidated cash interest expense and a maximum ratio of consolidated total debt to consolidated adjusted EBITDA.

    EVENTS OF DEFAULT

    Events of default under the credit agreement include:

    - our failure to pay principal or interest when due;

    - our material breach of any representation or warranty contained in the loan documents;

    - covenant defaults;

    - events of bankruptcy; and

    - a change of control.

10 3/8% SENIOR SUBORDINATED NOTES DUE 2011

    In April 2001, we sold $260 million aggregate principal amount of our 10 3/8% senior subordinated notes due 2011 in an offering that was not registered under the Securities Act of 1933. We are in the process of offering to exchange the April 2001 senior subordinated notes for registered notes having the same financial terms and covenants as the April 2001 senior subordinated notes.

    The senior subordinated notes:

    - are subject to the provisions of an indenture;

    - are senior subordinated obligations of ours;

    - will mature on April 15, 2011; and

    - bear interest at the rate of 10 3/8% per annum, which interest is to be paid semi-annually on April 15 and October 15 of each year, commencing October 15, 2001.

    We may redeem the senior subordinated notes, in whole or in part, at any time on or after April 15, 2006. If we choose this optional redemption, we are required to redeem the senior subordinated notes at the redemption prices set forth below, plus an amount in each case equal to all accrued and unpaid interest and liquidated damages, if any, to the redemption date:

                                            REDEMPTION PRICE (EXPRESSED AS
                                          PERCENTAGES OF THE PRINCIPAL AMOUNT
YEAR                                           AT MATURITY OF THE NOTES)
----                                      -----------------------------------
2006....................................                 105.188%
2007....................................                 103.458%
2008....................................                 101.729%
2009 and thereafter.....................                 100.000%

In addition, at any time on or prior to April 15, 2004, we may redeem up to 40% of the original aggregate principal amount of the senior subordinated notes with the net proceeds of one or more equity offerings, at a redemption price equal to 110.375% of the aggregate principal amount to be redeemed, together with accrued and unpaid interest, if any to the date of redemption; provided that at least 60% of the original aggregate principal amount of the senior subordinated notes remains outstanding after each redemption.

    Upon the occurrence of a change of control, we will have the option, at any time prior to April 15, 2006, to redeem the notes, in whole but not in part, at a redemption price equal to 100% of the aggregate principal amount of the notes plus the applicable premium, together with accrued and unpaid interest, if any, to the date of redemption. Upon the occurrence of a change of control, if we do not elect to redeem the notes, we will be required to make an offer to purchase the notes at a price equal to 101% of the aggregate principal amount of the notes, together with accrued and unpaid interest, if any, to the date of repurchase.

    In the indenture relating to the senior subordinated notes, we agreed to certain restrictions that limit, among other things, our and our subsidiaries' ability to:

    - pay dividends or make certain other restricted payments or investments;

    - incur additional indebtedness and issue disqualified stock;

    - create liens on assets;

    - merge, consolidate, or sell all or substantially all of our and our restricted subsidiaries' assets;

    - enter into certain transactions with affiliates;

    - create restrictions on dividends or other payments by our restricted subsidiaries;

    - create guarantees of indebtedness by restricted subsidiaries; and

    - incur subordinated indebtedness that is senior to the notes.

    In addition, in the event of a change of control, as defined in the indenture relating to the senior subordinated notes, each holder of senior subordinated notes will have the right to require us to repurchase all or part of such holder's senior subordinated notes at a price equal to 101% of the principal amount of the senior subordinated notes, plus accrued and unpaid interest and any liquidated damages.

    Events of default under the indenture relating to the senior subordinated notes include but are not limited to:

    - the failure to pay principal of or premium, if any, on any senior subordinated note when due;

    - the failure to pay any interest on any senior subordinated note when due, such failure continuing for 30 days;

    - the failure to comply with any of our other agreements in the indenture or the notes;

    - the default in the payment of principal and interest on senior subordinated notes required to be purchased;

    - certain defaults under the terms of our other indebtedness, whether the indebtedness existed before the issuance of the notes or is created after; and

    - certain events of bankruptcy, insolvency or reorganization.

    If an event of default, other than events of bankruptcy, insolvency or reorganization, occurs and is continuing, the maturity date of all of the senior subordinated notes may be accelerated. If a bankruptcy, insolvency or reorganization occurs, the outstanding senior subordinated notes will automatically become immediately due and payable.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering there has been no public market for our common stock, and no predictions can be made regarding the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of substantial amounts of common stock in the public market following the offering could adversely affect the market price of the common stock and adversely affect our ability to raise capital at a time and on terms favorable to us.

SALE OF RESTRICTED SHARES AND LOCK-UP AGREEMENTS

    Upon completion of this offering, we will have an aggregate of 47,437,180 shares of common stock outstanding, assuming no exercise of the 1,406,250 share underwriters' over-allotment option. If the underwriters' over-allotment option is exercised in full, we will have an aggregate of 48,843,430 shares of common stock outstanding. All of the 9,375,000 shares of common stock sold in this offering, plus any shares sold if the over-allotment option is exercised, will be freely tradable without restriction in the public market unless these shares are held by "affiliates," as that term is defined in Rule 144(a) under the Securities Act. For purposes of Rule 144, an "affiliate" of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer.

    The remaining 38,062,180 shares of common stock outstanding after the offering will be held by existing stockholders and are "restricted securities" under the Securities Act. Those shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock.

    We have agreed not to sell or otherwise dispose of any shares of our common stock for a period of 180 days after the date of this prospectus. Our executive officers and directors and our principal stockholders, which collectively hold 35,319,610 shares of our common stock, have also agreed not to sell or otherwise dispose of any shares of common stock for a period of 180 days. One other stockholder and its affiliates which collectively hold 2,722,570 shares of our common stock have agreed not to sell or otherwise dispose of any shares of common stock for a period of 90 days. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) or 701, shares subject to lock-up agreements will not be saleable until such agreements expire or are waived by Deutsche Banc Alex. Brown Inc. and Salomon Smith Barney Inc.

    In addition, employees, executive officers and directors, which collectively hold, or have options exercisable for, 6,953,840 shares of our common stock, are each party to a stockholder agreement which prohibits, except in limited circumstances, any transfers of our common stock for a period of five years. November 2004 is the earliest time upon which any of the five year transfer restrictions will begin to expire. Prior to the expiration of the five year transfer restrictions, however, our executive officers and directors will be entitled to include their shares in a registered public offering in which Viewer or any of its affiliates is selling shares of our common stock.

RULE 144

    In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - one percent of the number of shares of common stock then outstanding; or

    - the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

    Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at anytime during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

    Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

OPTION GRANTS

    As of June 13, 2001, there were options issued and outstanding to purchase 6,953,840 shares of common stock. An additional 1,642,200 shares were reserved for issuance under our option plans.

REGISTRATION RIGHTS

    Holders of 37,867,140 shares of common stock are entitled to registration rights with respect to such shares for resale under the Securities Act. If these holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, these sales could have an adverse effect on the market price for the common stock.

               UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

OVERVIEW

    The following general discussion summarizes the material U.S. federal income and estate tax aspects of the ownership and disposition of our common stock applicable to beneficial owners that are non-U.S. holders purchasing our common stock pursuant to this offering and that will hold our common stock as a capital asset (generally, property held for investment). In general, a "non-U.S. holder" is an individual or entity other than:

    - a citizen or resident of the United States;

    - a corporation (including any entity taxable as a corporation) or partnership created or organized in or under the laws of the United States or any of its political subdivisions;

    - an estate the income of which is subject to U.S. federal income taxation regardless of its source;

    - a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more of the individuals or entities described above have authority to control all substantial decisions of the trust; or

    - a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

    This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations, Internal Revenue Service rulings and pronouncements, judicial decisions and other applicable authorities, all as now in effect, all of which are subject to change (possibly on a retroactive basis). The discussion does not address aspects of U.S. federal taxation other than income and estate taxation and does not address all aspects of federal income and estate taxation, including the fact that in the case of a non-U.S. holder that is a partnership, the U.S. tax consequences of holding and disposing of shares of common stock may be affected by determinations made at the partner level and the activities of the partnership. The discussion does not consider any specific facts or circumstances that may apply to a particular non-U.S. holder and does not address all aspects of U.S. federal income tax law that may be relevant to non-U.S. holders that may be subject to special treatment under such law, such as insurance companies, tax-exempt organizations, financial institutions, dealers in securities or currencies, holders whose "functional currency" is not the U.S. dollar, holders of securities held as part of a straddle, hedge or conversion transaction, some U.S. expatriates, controlled foreign corporations, passive foreign investment companies or foreign personal holding companies. The discussion also does not address U.S. state or local or foreign tax consequences. We have not sought, and will not seek, any ruling from the IRS with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any positions taken by the IRS would not be sustained.

    INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUTATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

DIVIDENDS

    As discussed under "Dividend Policy" above, we do not anticipate declaring or paying cash dividends on our common stock in the near future. However, subject to the discussion below under "--Income or Gains Effectively Connected With A U.S. Trade or Business," if any dividend is paid on our common stock, the gross amount of such dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30 percent rate, or a lower rate prescribed by an applicable tax treaty.

    A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) will be required to satisfy applicable certification and other requirements. If a non-U.S. holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with certain certification requirements. A non-U.S. holder who is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

DISPOSITION OF COMMON STOCK

    A non-U.S. holder of our common stock generally will not be subject to U.S. federal income tax (including by way of withholding) on gains recognized on the sale, exchange or other disposition of such stock unless (1) such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition, and other required conditions are met; (2) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, if an applicable income tax treaty requires, is attributable to a United States permanent establishment maintained by the non-U.S. holder; or (3) our common stock constitutes a "United States real property interest" by reason of our status as a "United States real property holding corporation," or a "USRPHC," for U.S. federal income tax purposes at any time during the shorter of the non-U.S. holder's holding period in our common stock or 5-year period ending on the date you dispose of our common stock. We do not believe that we are currently a USRPHC or that we will become one in the future.

    Unless an applicable treaty provides otherwise, a non-U.S. holder described in clause (1) above will be subject to a flat 30% U.S. federal income tax on the gain realized on the sale, which may be offset by U.S. source capital losses. Gain described in clause (2) above will be subject to the U.S. federal income tax in the manner discussed below under "--Income or Gains Effectively Connected With A U.S. Trade or Business." Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

INCOME OR GAINS EFFECTIVELY CONNECTED WITH A U.S. TRADE OR BUSINESS

    If a non-U.S. holder of our common stock is engaged in a trade or business in the U.S. and if dividends on the common stock or gain realized on the sale, exchange or other disposition of the common stock is effectively connected with the non-U.S. holder's conduct of such trade or business (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder in the U.S.), the non-U.S. holder, although exempt from withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such dividends or gain on a net income basis in the same manner as if it were a U.S. holder. The non-U.S. holder will be required, under currently effective Treasury Regulations, to provide a properly executed Internal Revenue Service form W-8ECI or successor form in order to claim an exemption from U.S. withholding tax. In addition, if such non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30 percent (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

ESTATE TAX

    Common stock owned, or treated as owned, by an individual non-U.S. holder at the time of death will be includable in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable treaty provides otherwise.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    A non-U.S. holder may have to comply with specific certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding tax requirements with respect to our payments of dividends on the common stock. We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of any dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of a country in which the non-U.S. holder resides.

    Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

    Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder of common stock will be allowed as a refund or credit against such holder's U.S. federal income tax provided that the required information is furnished to the Internal Revenue Service in a timely manner.

    NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF BACKUP WITHHOLDING AND INFORMATION REPORTING IN THEIR PARTICULAR SITUATION, INCLUDING THE AVAILABILITY OF AN EXEMPTION FROM SUCH REQUIREMENTS AND THE PROCEDURES FOR OBTAINING SUCH AN EXEMPTION.

                                  UNDERWRITING

    Deutsche Banc Alex. Brown Inc. and Salomon Smith Barney Inc. are acting as joint bookrunning managers of the offering, and, together with J.P. Morgan Securities Inc. and UBS Warburg LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

                                                                NUMBER
                        UNDERWRITER                            OF SHARES
                        -----------                           -----------
Deutsche Banc Alex. Brown Inc...............................
Salomon Smith Barney Inc....................................
J.P. Morgan Securities Inc..................................
UBS Warburg LLC.............................................
    Total...................................................    9,375,000

    The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

    The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not
to exceed $      per share. The underwriters may allow, and the dealers may
reallow, a concession not to exceed $      per share on sales to other dealers.
If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

    We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,406,250 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must, subject to specified conditions, purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

    We, our officers and directors and some of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Deutsche Banc Alex.
Brown Inc. and Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Deutsche Banc Alex. Brown Inc. and Salomon Smith Barney Inc. in their discretion may release any of the securities subject to these lock-up agreements at any time without notice.

    At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

    Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

    The following table shows the estimated underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering assuming an initial public offering price of $16.00. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                          PAID BY ALLIANCE
                                                     ---------------------------
                                                     NO EXERCISE   FULL EXERCISE
                                                     -----------   -------------
Per Share..........................................  $      1.12    $      1.12
Total..............................................  $10,500,000    $12,075,000

    In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of the bids for or purchases of shares in the open market while the offering is in progress.

    The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from an underwriter when Salomon Smith Barney Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

    Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

    We estimate that our portion of the total expenses of this offering will be $2,500,000.

    An affiliate of Deutsche Banc Alex. Brown is the Administrative Agent and a lender, and affiliates of Salomon Smith Barney Inc. and J.P. Morgan Securities Inc. are each lenders under our credit facility.

    Under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), if more than 10% of the net offering proceeds of an offering of securities, not including underwriting compensation, are intended to be paid to members of the NASD who are participating in the offering, or associated or affiliated persons of those members, then the initial public offering price may be no higher than that recommended by a "qualified independent underwriter," as defined by the NASD. Because we intend to use the proceeds of this offering to repay indebtedness under our credit facility, and Salomon Smith Barney Inc., Deutsche Banc Alex. Brown Inc. and J.P. Morgan Securities Inc. are each affiliates of banks that are lenders under our credit facility, these affiliates may receive more than 10% of the net proceeds of this offering. In accordance with Rule 2710(c)(8), UBS Warburg LLC has assumed the responsibilities of acting as a qualified independent underwriter. In its role as a qualified independent underwriter, UBS Warburg LLC has performed a due diligence investigation and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. We have agreed to indemnify UBS Warburg LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

    Certain of the representatives have performed investment banking and advisory services for us and KKR from time to time for which they have received customary fees and expenses. In April 2001, the representatives were the initial purchasers in the sale of our 10 3/8% senior subordinated notes due 2011, pursuant to which they received purchase discounts totalling $6,825,000. The underwriters may, from time to time, engage in transactions with and perform services for us and KKR in the ordinary course of their business. Certain of the underwriters are participants in funds affiliated with KKR and have an indirect interest in us.

    An affiliate of Deutsche Banc Alex. Brown Inc. owns 121,440 shares of our common stock. Affiliates of each of the representatives are limited partners in funds affiliated with KKR, the majority stockholder of our company. Affiliates of each of Deutsche Banc Alex. Brown Inc., Salomon Smith Barney Inc. and J.P. Morgan Securities Inc., are also lenders to us under our credit facility.

    A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins, Los Angeles, California, and for the underwriters by Cravath, Swaine & Moore, New York, New York. Certain partners of Latham & Watkins, members of their families and related persons indirectly own less than 1% of our common stock.

                                    EXPERTS

    The consolidated financial statements as of December 31, 2000 and 1999, and for the years then ended, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule for the year ended December 31, 1998, as set forth in their reports. We have included our financial statements and schedules for this period in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                             CHANGE OF ACCOUNTANTS

    In November 1999, in connection with the KKR acquisition, our new board of directors elected to change our independent auditors from Ernst & Young LLP to Deloitte & Touche LLP. In connection with Ernst & Young LLP's audit of the financial statements for the year ended December 31, 1998 and for the subsequent unaudited six-month period ended June 30, 1999, there were no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosures or auditing scope or procedures, nor any reportable events. Ernst & Young LLP's reports on our financial statements for the year ended December 31, 1998 contained no adverse opinions or disclaimers of opinion and were not modified or qualified as to uncertainty, audit scope or accounting principles. We have provided Ernst & Young LLP with a copy of the disclosure contained in this section of the prospectus. Prior to retaining Deloitte & Touche LLP, we did not consult with Deloitte & Touche LLP regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on our financial statements.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including the exhibits and schedules thereto) under the Securities Act and the rules and regulations thereunder, for the registration of the common stock offered hereby. This prospectus is part of the registration statement. This prospectus does not contain all the information included in the registration statement because we have omitted parts of the registration statement as permitted by the Securities and Exchange Commission's rules and regulations. For further information about us and our common stock, you should refer to the registration statement. Statements contained in this prospectus as to any contract, agreement or other document referred to are not necessarily complete. Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit.

    You can inspect and copy all or any portion of the registration statements or any reports, statements or other information we file at the public reference facility maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Copies of all or any portion of the registration statement can be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the registration statement is publicly available through the Securities and Exchange Commission's site on the Internet's World Wide Web, located at http://www.sec.gov.

    We will also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can also request copies of these documents, for a copying fee, by writing to the Securities and Exchange Commission. We intend to furnish to our stockholders annual reports containing audited financial statements for each fiscal year.

                             ALLIANCE IMAGING, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Independent Auditors' Report of Deloitte & Touche LLP.......  F-2
Independent Auditors' Report of Ernst & Young LLP...........  F-3
Consolidated Financial Statements
  Consolidated Balance Sheets...............................  F-4
  Consolidated Statements of Operations.....................  F-5
  Consolidated Statements of Cash Flows.....................  F-6
  Consolidated Statements of Stockholders' Deficit..........  F-9
  Notes to Consolidated Financial Statements................  F-10

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of
Alliance Imaging, Inc.

    We have audited the accompanying consolidated balance sheets of Alliance Imaging, Inc. and subsidiaries (the Company), as of December 31, 2000 and 1999, and the related consolidated statements of operations, cash flows and stockholders' deficit for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alliance Imaging, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Costa Mesa, California
February 22, 2001
(June 30, 2001 as to the effects of the stock split described in Note 1)

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Alliance Imaging, Inc.

We have audited the consolidated balance sheet (not separately presented herein) of Alliance Imaging, Inc. as of December 31, 1998, and the related accompanying restated consolidated statement of operations, stockholders' deficit and cash flows for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alliance Imaging, Inc. at December 31, 1998, and the consolidated results of its operations and its cash flows for the year ended December 31, 1998, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Orange County, California
March 5, 1999, except for Note 1 -- Common Control Merger, as to which the date is May 13, 1999 and Note 1 -- Common Stock Split, as to which the date is June 30, 2001

                             ALLIANCE IMAGING, INC.

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                 DECEMBER 31,         MARCH 31,
                                                             ---------------------   -----------
                                                               1999        2000         2001
                                                             ---------   ---------   -----------
                                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents................................  $   4,804   $  12,971    $   9,634
  Accounts receivable, net of allowance for doubtful
    accounts of $11,688 in 1999, $15,570 in 2000, and
    $16,055 in 2001........................................     51,877      49,973       52,570
  Deferred income taxes....................................      8,369       3,085        3,085
  Prepaid expenses.........................................      2,574       1,874        1,850
  Other receivables........................................      4,001       4,189        5,925
                                                             ---------   ---------    ---------
Total current assets.......................................     71,625      72,092       73,064
Equipment, at cost.........................................    408,083     506,735      535,777
Less accumulated depreciation..............................   (125,800)   (176,939)    (192,114)
                                                             ---------   ---------    ---------
                                                               282,283     329,796      343,663
Goodwill, net of accumulated amortization of $27,939 in
  1999, $35,600 in 2000, and $37,882 in 2001...............    158,534     151,981      149,699
Other intangibles, net of accumulated amortization of
  $9,017 in 1999, $14,570 in 2000, and $15,895 in 2001.....     74,724      69,450       68,132
Deferred financing costs, net of accumulated amortization
  of $825 in 1999, $3,095 in 2000, and $3,643 in 2001......     16,324      14,104       13,606
Deposits and other assets..................................     22,020       8,737        6,621
                                                             ---------   ---------    ---------
Total assets...............................................  $ 625,510   $ 646,160    $ 654,785
                                                             =========   =========    =========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable.........................................  $   4,144   $  11,980    $  13,628
  Accrued compensation and related expenses................      7,265       8,776        8,251
  Accrued interest payable.................................      5,892      14,412        8,198
  Other accrued liabilities................................     22,564      23,188       19,707
  Current portion of long-term debt........................     12,974      15,863       17,015
                                                             ---------   ---------    ---------
Total current liabilities..................................     52,839      74,219       66,799
Long-term debt, net of current portion.....................    478,875     483,126      497,109
Senior subordinated credit facility due to affiliate.......    260,000     260,000      260,000
Minority interests.........................................        459         702        1,398
Deferred income taxes......................................     35,236      31,922       31,922
                                                             ---------   ---------    ---------
Total liabilities..........................................    827,409     849,969      857,228
Commitments and contingencies (NOTE 8)
Stockholders' deficit:
  Common stock, $.01 par value; 100,000,000 shares
    authorized; shares issued and outstanding--37,988,580
    in 1999, 38,068,360 in 2000 and 2001...................        380         381          381
  Additional paid-in deficit...............................   (138,167)   (137,575)    (137,446)
  Note receivable from officer.............................         --        (300)        (300)
  Accumulated deficit......................................    (64,112)    (66,315)     (65,078)
                                                             ---------   ---------    ---------
Total stockholders' deficit................................   (201,899)   (203,809)    (202,443)
                                                             ---------   ---------    ---------
Total liabilities and stockholders' deficit................  $ 625,510   $ 646,160    $ 654,785
                                                             =========   =========    =========

                            SEE ACCOMPANYING NOTES.

                             ALLIANCE IMAGING, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                               THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,            MARCH 31,
                                              ------------------------------   -------------------
                                                1998       1999       2000       2000       2001
                                              --------   --------   --------   --------   --------
                                                                                   (UNAUDITED)
Revenues....................................  $243,297   $318,106   $345,287   $84,322    $91,257
Costs and expenses:
  Operating expenses, excluding
    depreciation............................   111,875    143,238    151,722    36,647     39,853
  Depreciation expense......................    33,493     47,055     54,924    12,721     15,406
  Selling, general and administrative
    expenses................................    24,446     31,097     38,338     9,240     11,068
  Amortization expense, primarily
    goodwill................................    11,289     14,565     14,390     3,598      3,607
  Termination and related costs.............        --         --      4,573
  Recapitalization, merger integration, and
    regulatory costs........................     2,818     52,581      4,523       336         --
  Interest expense, net of interest income
    of $513 in 1998, $709 in 1999, $770 in
    2000 and $139 and $160 for the three
    months ended March 31, 2000 and 2001,
    respectively............................    41,772     51,958     77,051    18,933     18,849
                                              --------   --------   --------   -------    -------
Total costs and expenses....................   225,693    340,494    345,521    81,475     88,783
                                              --------   --------   --------   -------    -------
Income (loss) before income taxes and
  extraordinary loss........................    17,604    (22,388)      (234)    2,847      2,474
Provision for income taxes..................     8,736      3,297      1,969     1,423      1,237
                                              --------   --------   --------   -------    -------
Income (loss) before extraordinary loss.....     8,868    (25,685)    (2,203)    1,424      1,237
Extraordinary loss, net of taxes of $1,452
  in 1998 and $12,020 in 1999...............    (2,271)   (17,766)        --        --         --
                                              --------   --------   --------   -------    -------
Net income (loss)...........................     6,597    (43,451)    (2,203)    1,424      1,237
Less: Preferred stock dividends and
  financing fee accretion...................    (2,186)    (2,081)        --        --         --
Less: Excess of consideration paid over
  carrying amount of preferred stock
  repurchased...............................        --     (2,796)        --        --         --
                                              --------   --------   --------   -------    -------
Income (loss) applicable to common stock....  $  4,411   $(48,328)  $ (2,203)  $ 1,424    $ 1,237
                                              ========   ========   ========   =======    =======

Earnings (loss) per common share:
  Income (loss) before extraordinary loss...  $   0.12   $  (0.56)  $  (0.06)  $  0.04    $  0.03
  Extraordinary loss, net of taxes..........     (0.04)     (0.33)        --        --         --
                                              --------   --------   --------   -------    -------
  Net income (loss) per common share........  $   0.08   $  (0.89)  $  (0.06)  $  0.04    $  0.03
                                              ========   ========   ========   =======    =======
Earnings (loss) per common share--assuming
  dilution:
  Income (loss) before extraordinary loss...  $   0.11   $  (0.56)  $  (0.06)  $  0.04    $  0.03
  Extraordinary loss, net of taxes..........     (0.04)     (0.33)        --        --         --
                                              --------   --------   --------   -------    -------
  Net income (loss) per common share--
    assuming dilution.......................  $   0.07   $  (0.89)  $  (0.06)  $  0.04    $  0.03
                                              ========   ========   ========   =======    =======
Weighted average number of shares of common
  stock and common stock equivalents:
  Basic.....................................    57,110     54,210     38,000    37,990     38,070
  Diluted...................................    59,210     54,210     38,000    39,480     40,400

                            SEE ACCOMPANYING NOTES.

                             ALLIANCE IMAGING, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                              THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,             MARCH 31,
                                         ---------------------------------   --------------------
                                           1998        1999        2000        2000        2001
                                         ---------   ---------   ---------   ---------   --------
                                                                                 (UNAUDITED)
OPERATING ACTIVITIES:
Net income (loss)......................  $   6,597   $ (43,451)  $  (2,203)  $  1,424    $  1,237
Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
  Extraordinary loss, net of taxes.....      2,271      17,766          --         --          --
  Provision for doubtful accounts......      4,651       4,580       5,450      1,572       1,496
  Non-cash compensation................        100          --         333         --         129
  Depreciation and amortization........     44,782      61,620      69,314     16,319      19,013
  Amortization of deferred financing
    costs..............................      2,505       2,720       2,270        744         548
  Distributions in excess of equity in
    undistributed income of investee...       (652)       (600)       (538)        50         165
  Increase in deferred income taxes....      8,517       2,948       1,970
  Gain on sale of equipment............       (267)        (88)       (254)       (29)       (102)
Changes in operating assets and
  liabilities:
  Accounts receivable..................    (14,159)    (13,350)     (3,546)    (4,560)     (3,635)
  Prepaid expenses.....................        730         767         700        480          24
  Other receivables....................        926          60        (188)      (157)     (1,846)
  Other assets.........................     (2,300)        544         (92)      (879)       (397)
  Accounts payable, accrued
    compensation and other accrued
    liabilities........................     (2,816)      4,935      18,585      6,205      (8,655)
  Minority interests and other
    liabilities........................     (4,030)       (254)        243         94         307
                                         ---------   ---------   ---------   --------    --------
Net cash provided by operating
  activities...........................     46,855      38,197      92,044     21,263       8,284

INVESTING ACTIVITIES:
Equipment purchases....................    (72,321)    (95,914)   (101,554)   (34,010)    (21,152)
Decrease (increase) in deposits on
  equipment............................     (7,482)     (8,058)     13,913      8,026       2,212
Purchase of common stock of Southeast
  Arizona, Inc.........................         --          --      (4,063)        --          --
Purchase of all equity interests in
  Acclaim Medical LLC, net of cash
  acquired.............................         --        (493)         --         --          --
Purchase of common stock of Mid
  American Imaging Inc., Dimensions
  Medical Group, Inc. and RIA
  Management Services, Inc., net of
  cash acquired........................    (12,495)         --          --         --          --
Purchase of common stock of Mobile
  Technology Inc., net of cash
  acquired.............................    (94,147)         --          --         --          --
Purchase of common stock of Medical
  Diagnostics, Inc., net of cash
  acquired.............................    (31,158)         --          --         --          --
Purchase of all equity interests in two
  operating subsidiaries of American
  Shared Hospital Services.............    (29,845)       (400)         --         --          --
Proceeds from sale of equipment........      2,358         793         709         87         104
Other..................................        (14)         --          --         --          --
                                         ---------   ---------   ---------   --------    --------
Net cash used in investing
  activities...........................   (245,104)   (104,072)    (90,995)   (25,897)    (18,836)

                             ALLIANCE IMAGING, INC.

                             (DOLLARS IN THOUSANDS)

                                                                              THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,             MARCH 31,
                                         ---------------------------------   --------------------
                                           1998        1999        2000        2000        2001
                                         ---------   ---------   ---------   ---------   --------
                                                                                 (UNAUDITED)
FINANCING ACTIVITIES:
Principal payments on long-term debt...  $ (15,757)  $ (20,686)  $ (13,298)    (3,677)     (2,735)
Proceeds from long-term debt...........         --          --       2,438         --          --
Principal payments on term loan
  facility.............................       (500)   (320,655)         --         --          --
Proceeds from term loan facility.......    175,000     536,000          --         --          --
Principal payments on revolving loan
  facility.............................    (59,976)    (68,835)    (15,000)        --          --
Proceeds from revolving loan
  facility.............................     91,940      32,602      33,000      8,000      10,000
Principal payments on senior
  subordinated notes...................         --    (185,000)         --         --          --
Consent payments and fees to retire
  senior subordinated notes............         --     (16,131)         --         --          --
Proceeds from senior subordinated
  credit facility......................         --     260,000          --         --          --
Refinance of short and long-term
  debt.................................       (843)         --          --         --          --
Repurchase of Series F preferred
  stock................................         --     (21,550)         --         --          --
Repurchase of common stock and common
  stock warrants.......................         --    (302,553)         --         --          --
Issuance of common stock...............         --     191,802          --         --          --
Payments of debt issuance costs........       (853)    (17,905)        (50)        --         (50)
Proceeds from exercise of employee
  stock options........................         66         507          28
                                         ---------   ---------   ---------   --------    --------
Net cash provided by financing
  activities...........................    189,077      67,596       7,118      4,323       7,215
                                         ---------   ---------   ---------   --------    --------

Net increase (decrease) in cash and
  cash equivalents.....................     (9,172)      1,721       8,167       (311)     (3,337)
Cash and cash equivalents, beginning of
  year.................................     12,255       3,083       4,804      4,804     (12,971
                                         ---------   ---------   ---------   --------    --------
Cash and cash equivalents, end of
  year.................................  $   3,083   $   4,804   $  12,971   $  4,493    $  9,634
                                         =========   =========   =========   ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
Interest paid..........................  $  38,742   $  46,653   $  67,031   $ 11,060    $ 24,675
Income taxes paid......................        748         101         229         47        (115)

SUPPLEMENTAL DISCLOSURE OF NONCASH
  INVESTING AND FINANCING ACTIVITIES:
Net book value of assets exchanged.....  $     454   $     115   $   3,319   $     --    $    105
Capital lease obligations assumed for
  the purchase of equipment............         --          --          --         --       5,165
Preferred stock dividend accrued and
  financing fee accretion..............      2,186       2,081          --         --          --
Issuance of common stock to an officer
  in exchange for a promissory note....                                300         --          --

                             ALLIANCE IMAGING, INC.

                             (DOLLARS IN THOUSANDS)

    In 1998, Canton Holding Corp., a wholly owned subsidiary of SMT, purchased all of the common stock of Mid American Imaging, Inc. and Dimensions Medical Group, Inc. and related assets for cash consideration of approximately $10,418. In connection with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired.............................  $ 16,282
Cash paid for equity interests............................   (10,418)
                                                            --------
Liabilities assumed.......................................  $  5,864
                                                            ========

    In 1998, the Company purchased all of the equity interests of MTI for cash consideration of approximately $103,893. In connection with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired............................  $ 125,720
Cash paid for equity interests...........................   (103,893)
                                                           ---------
Liabilities assumed......................................  $  21,827
                                                           =========

    In 1998, the Company purchased all of the common stock of MDI for cash consideration of approximately $31,166. In connection with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired.............................  $ 40,076
Cash paid for common stock................................   (31,166)
                                                            --------
Liabilities assumed.......................................  $  8,910
                                                            ========

    In 1998, SMT purchased all of the common stock of RIA Management Services, Inc. for cash consideration of approximately $2,135. In connection with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired..............................  $ 3,366
Cash paid for common stock.................................   (2,135)
                                                             -------
Liabilities assumed........................................  $ 1,231
                                                             =======

    In 1998, the Company purchased all of the equity interests in two operating subsidiaries of American Shared Hospital Services for cash consideration of approximately $29,967. In connection with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired.............................  $ 46,706
Cash paid for equity interests............................   (29,967)
                                                            --------
Liabilities assumed.......................................  $ 16,739
                                                            ========

    In 2000, the Company purchased all of the common stock of Southeast Arizona, Inc. ("SEA") as well as a mobile MRI system from an affiliate of SEA for cash consideration of $4,050. In connection with the acquisition, no liabilities were assumed.

                            SEE ACCOMPANYING NOTES.

                             ALLIANCE IMAGING, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                             (DOLLARS IN THOUSANDS)

                                                            ADDITIONAL      NOTE
                                        COMMON STOCK         PAID-IN     RECEIVABLE                     TOTAL
                                   ----------------------    CAPITAL        FROM      ACCUMULATED   STOCKHOLDERS'
                                     SHARES       AMOUNT    (DEFICIT)     OFFICER       DEFICIT        DEFICIT
                                   -----------   --------   ----------   ----------   -----------   -------------
Balance at December 31, 1997.....   56,985,490    $ 570     $ (25,483)      $  --       $(22,991)     $ (47,904)

  Exercise of common stock
    options......................      185,000        2            64          --             --             66
  Employee stock option rollover
    value........................           --       --           100          --             --            100
  Series F preferred stock
    dividend accrued and
    accretion....................           --       --            --          --         (2,186)        (2,186)
  Net income.....................           --       --            --          --          6,597          6,597
                                   -----------    -----     ---------       -----       --------      ---------
Balance at December 31, 1998.....   57,170,490      572       (25,319)         --        (18,580)       (43,327)

  Exercise of common stock
    options......................      605,940        6           501          --             --            507
  Repurchase of common stock.....  (54,057,420)    (541)     (302,012)         --             --       (302,553)
  Issuance of common stock.......   34,269,570      343       191,459          --             --        191,802
  Series F preferred stock
    dividend accrued and
    accretion....................           --       --            --          --         (2,081)        (2,081)
  Repurchase of Series F
    preferred stock..............           --       --        (2,796)         --             --         (2,796)
  Net loss.......................           --       --            --          --        (43,451)       (43,451)
                                   -----------    -----     ---------       -----       --------      ---------
Balance at December 31, 1999.....   37,988,580      380      (138,167)         --        (64,112)      (201,899)

  Exercise of common stock
    options......................       26,180       --            28          --             --             28
  Issuance of common stock to an
    executive officer............       53,600        1           299        (300)            --             --
  Non-cash stock-based
    compensation.................           --       --           265          --             --            265
  Net loss.......................           --       --            --          --         (2,203)        (2,203)
                                   -----------    -----     ---------       -----       --------      ---------
Balance at December 31, 2000.....   38,068,360      381      (137,575)       (300)       (66,315)      (203,809)
  Non-cash stock-based
    compensation.................           --       --           129          --             --            129
  Net income.....................           --       --            --          --          1,237          1,237
                                   -----------    -----     ---------       -----       --------      ---------
Balance at March 31, 2001
  (unaudited)....................   38,068,360    $ 381     $(137,446)      $(300)      $(65,078)     $(202,443)
                                   ===========    =====     =========       =====       ========      =========

                            SEE ACCOMPANYING NOTES.

                             ALLIANCE IMAGING, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 2000

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1.  DESCRIPTION OF THE COMPANY AND BASIS OF FINANCIAL STATEMENT PRESENTATION

    DESCRIPTION OF THE COMPANY--Alliance Imaging, Inc. and its subsidiaries (the "Company") provide diagnostic imaging and therapeutic systems and related technical support services, as well as management services, to hospitals and other health care providers. Diagnostic imaging services are provided on both a mobile, shared-user basis as well as on a full-time basis to single customers. The Company operates entirely within the United States and is one of the largest outsourced providers of magnetic resonance imaging ("MRI") services in the country.

    PRINCIPLES OF CONSOLIDATION AND BASIS OF FINANCIAL STATEMENT PRESENTATION--The accompanying consolidated financial statements of the Company include the assets, liabilities, revenues and expenses of all majority owned subsidiaries over which the Company exercises control, and for which control is other than temporary. Significant intercompany transactions have been eliminated. Investments in non-consolidated affiliates (20-50 percent owned companies and majority owned entities over which the Company does not possess control) are accounted for under the equity method. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

    COMMON STOCK SPLIT--On June 30, 2001, the Company's Board of Directors authorized a ten-for-one stock split. As a result of the stock split, the accompanying consolidated financial statements reflect an increase in the number of outstanding shares of common stock and the transfer of the par value of these additional shares from additional paid-in deficit. All share and per share amounts have been restated to reflect the retroactive effect of the stock split for all periods presented.

    1999 RECAPITALIZATION MERGER--On November 2, 1999, after obtaining approval of the stockholders, the Company completed a series of transactions contemplated by an Agreement and Plan of Merger between Viewer Acquisition Corp. ("Viewer") and the Company (the "1999 Recapitalization Merger") whereby the Company: obtained proceeds from debt financing aggregating $726,000; issued 34,269,570 shares of its common stock in exchange for all of the outstanding stock of Viewer and received net proceeds of $191,803; and converted all shares of its common stock held by existing stockholders in excess of 2,844,120 shares that were retained by an affiliate of Apollo Management, L.P., ("Apollo") into the right to receive approximately $5.60 per share in cash. The Company used the cash proceeds from these transactions to fund: the purchase of its common stock from existing stockholders--$302,553; purchase of outstanding stock options--$17,082; repayment of existing debt--$526,858; transaction costs charged to expense--$25,423; deferred debt financing fees--$17,149; redemption of series F preferred stock--$21,550; and an increase in the Company's cash balance of $7,188.

    As a result of these transactions, the Company experienced an approximate 92% ownership change. Viewer, which was formed and is wholly owned by certain affiliates of Kohlberg Kravis Roberts & Co. ("KKR") obtained ownership of approximately 92% of the Company's outstanding common stock, and the Company refinanced substantially all of its long-term debt. The Company paid $12,140 to KKR for professional services rendered in connection with the 1999 Recapitalization Merger. The 1999 Recapitalization Merger and related transactions have been treated as a leveraged recapitalization in which the issuance and retirement of debt have been accounted for as financing transactions, the sale and purchases of the Company's stock have been accounted for as capital transactions at amounts received from or paid to stockholders, and no changes were made to the

                             ALLIANCE IMAGING, INC.

                               DECEMBER 31, 2000

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. DESCRIPTION OF THE COMPANY AND BASIS OF FINANCIAL STATEMENT PRESENTATION (CONTINUED) carrying values of the Company's assets and liabilities that were not directly impacted by the transactions.

    COMMON CONTROL MERGER--On May 13, 1999, the Company acquired all of the outstanding common stock of Three Rivers Holding Corp. ("Three Rivers"), the parent corporation of SMT Health Services, Inc. ("SMT"), in a stock-for-stock merger (the "SMT Merger"). The Company exchanged 16,444,380 shares of common stock for all the outstanding common shares of Three Rivers. At the time of the SMT Merger, Three Rivers was wholly owned by affiliates of Apollo, which held approximately 82.6% of the Company's outstanding common stock. Accordingly, the SMT Merger has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. As such, the accompanying financial statements and footnotes have been restated to include the assets, liabilities and operations of SMT from the date when both entities were under Apollo's control, which was December 18, 1997.

    In connection with the SMT Merger in 1999, the Company amended and restated its previous credit agreement to add a new $70,000 tranche D term loan facility which was used to fund: repayment of SMT's existing indebtedness--$62,044; payment on the Company's previous revolving loan facility--$6,000; transaction costs charged to expense--$851; deferred financing costs--$650; and an increase in the Company's cash balance of $455. The Company recorded an extraordinary loss of $2,240 (net of taxes of $1,515) associated with the write-off of unamortized deferred financing costs of $1,753 on SMT's existing indebtedness and $2,002 on Alliance's tranche C term loan facility under its previous credit agreement.

    Also in connection with the SMT Merger, the Company established a severance accrual of $2,164, an office lease termination accrual of $230, and a fixed asset disposal reserve of $241. All of the preceding amounts were charged to transaction related costs. Of these amounts, $1,641 and zero were included in other accrued liabilities as of December 31, 1999 and 2000, respectively.

    TERMINATION AND RELATED COSTS--Termination and related costs for the year ended December 31, 2000 represent $4,232 associated with termination costs and the cash-out of stock options for an executive officer who resigned due to health-related issues and $341 associated with the recruitment of his replacement.

    RECAPITALIZATION, MERGER INTEGRATION AND REGULATORY COSTS--Recapitalization, merger integration and regulatory costs for the year ended December 31, 2000 represent $704 of professional fees paid in connection with the 1999 Recapitalization Merger, $570 of compensatory costs related to stock option buy-backs and severance payments resulting from change in control provisions triggered by the 1999 Recapitalization Merger, $154 related to additional severance for employees of SMT, $123 of integration costs to migrate acquired entities to a common systems platform for direct patient billing, and $850 for assessments and $2,122 for costs and related professional fees to settle regulatory matters associated with the direct patient billing process of one of the Company's acquired entities.

    Recapitalization, merger integration and regulatory costs for the year ended December 31, 1999, represent $19,640 in professional fees paid in connection with the 1999 Recapitalization Merger, $17,082 related to the purchase of outstanding stock options in connection with the 1999

                             ALLIANCE IMAGING, INC.

                               DECEMBER 31, 2000

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. DESCRIPTION OF THE COMPANY AND BASIS OF FINANCIAL STATEMENT PRESENTATION (CONTINUED)
Recapitalization Merger, $6,003 in bonus payments paid in connection with the 1999 Recapitalization Merger, $1,088 in provisions to conform the accounting policies with respect to accounts receivable reserves, as well as employee vacation and sick pay reserves in connection with the SMT Merger, $2,164 in employee severance costs in connection with the SMT Merger, $3,075 in professional fees and other merger integration costs associated with the SMT Merger and other acquired entities, and $3,529 for assessments to settle regulatory matters associated with the direct patient billing process of one of the Company's acquired entities.

    Recapitalization, merger integration and regulatory costs for the year ended December 31, 1998 represents $1,846 in special non-recurring bonuses paid in connection with the MTI acquisition, $722 in professional fees associated with accounting and billing systems conversions of acquired companies, and $250 in a provision for doubtful accounts conforming accounting adjustment made in connection with the American Shared acquisition.

    UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS--The unaudited condensed financial statements as of March 31, 2001 and for the three months ended
March 31, 2000 and 2001 have been prepared in accordance with generally accepted accounting principles and rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. Certain reclassifications have been made in the 2000 financial statements to conform to the 2001 presentation.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    CASH AND CASH EQUIVALENTS--The Company considers short-term investments with original maturities of three months or less to be cash equivalents.

    ACCOUNTS RECEIVABLE--The Company provides shared and single-user diagnostic imaging equipment and technical support services to the healthcare industry and directly to patients on an outpatient basis. Substantially all of the Company's accounts receivable are due from hospitals, other healthcare providers and health insurance providers located throughout the United States. Services are generally provided pursuant to long-term contracts with hospitals and other healthcare providers or directly to patients, and generally collateral is not required. Receivables generally are collected within industry norms for third-party payors. Estimated credit losses are provided for in the consolidated financial statements and losses experienced have been within management's expectations.

    CONCENTRATION OF CREDIT RISK--Financial instruments which potentially subject the Company to a concentration of credit risk principally consists of cash, cash equivalents and trade receivables. The Company invests available cash in money market securities of high-credit-quality financial institutions. At December 31, 1999 and 2000, the Company's accounts receivable were primarily from clients in the healthcare industry. To reduce credit risk, the Company performs periodic credit evaluations of its

                             ALLIANCE IMAGING, INC.

                               DECEMBER 31, 2000

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) clients, but does not generally require advance payments or collateral. Credit losses to clients in the health care industry have not been material.

    EQUIPMENT--Equipment is stated at cost and is generally depreciated using the straight-line method over an initial estimated life of three to eight years to an estimated residual value, generally between five and twenty percent of original cost. If the Company continues to operate the equipment beyond its initial estimated life, the residual value is then depreciated to a nominal salvage value over three years.

    Routine maintenance and repairs are charged to expense as incurred. Major repairs and purchased software and hardware upgrades, which extend the life of or add value to the equipment, are capitalized and depreciated over the remaining useful life.

    With the exception of a small amount of office furniture, office equipment and leasehold improvements, substantially all of the property owned by the Company relates to diagnostic imaging equipment, tractors and trailers used in the business.

    GOODWILL, LONG-LIVED ASSETS, AND OTHER INTANGIBLES--The Company amortizes goodwill and other intangibles using the straight-line method over a period of four to twenty-five years. For acquired entities, the amortization period selected is primarily based upon the estimated life of the customer contracts, including expected renewals, and other related assets acquired, not to exceed twenty years. The Company evaluates the potential impairment of goodwill and other intangibles on an ongoing basis. Additionally, the Company reviews its long-lived assets and related intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability test is performed at the lowest level at which net cash flows can be directly attributable to long-lived assets and is performed on an undiscounted basis. For any assets identified as impaired, the Company measures the impairment as the amount by which the carrying value of the asset exceeds the fair value of the asset. In estimating the fair value of the asset, management utilizes a valuation technique based on the present value of expected future cash flows.

    REVENUE RECOGNITION--The majority of the Company's revenues are derived directly from health care providers. To a lesser extent, revenues are generated from direct billings to patients or their medical payors which are recorded net of contractual discounts and other arrangements for providing services at less than established patient billing rates. Revenues from direct patient billing amounted to approximately 11%, 12% and 10% of revenues in the years ended December 31, 1998, 1999, and 2000, respectively. No single customer accounted for more than 3% or more of consolidated revenues in each of the three years in the period ended December 31, 2000. All revenues are recognized at the time the service is performed.

    INCOME TAXES--The provision for income taxes is determined in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits are recognized only to the extent that the realization of such benefits is considered to be more likely than not.

                             ALLIANCE IMAGING, INC.

                               DECEMBER 31, 2000

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    FAIR VALUES OF FINANCIAL INSTRUMENTS--The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value based on the short-term maturity of these instruments. The carrying amounts reported in the balance sheet for accounts receivable and accounts payable approximate fair value based on the short-term nature of these accounts. The carrying amount reported in the balance sheet for long-term debt approximates fair value as these borrowings have variable rates that reflect currently available terms and conditions for similar debt.

    USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    RECLASSIFICATIONS--Certain reclassifications have been made in the 1998 and 1999 financial statements to conform to the 2000 presentation.

    COMPREHENSIVE INCOME--Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. For the years ended December 31, 1998, 1999 and 2000, the Company did not have any components of other comprehensive income as defined in SFAS 130. Therefore, statements of comprehensive income have not been presented.

    SEGMENT REPORTING--Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). Management reviews the operating results of the Company's nine regional offices for the purpose of making operating decisions and assessing performance. Based on the aggregation criteria in SFAS 131, the Company has aggregated the results of its nine regional offices into one reportable segment.

    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES--Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative and Hedging Activities", as amended ("SFAS 133"). This statement establishes a new model for accounting for derivatives and hedging activities. Under SFAS 133, all derivatives must be recognized as assets and liabilities and measured at fair value. The Company currently does not have any derivative instruments which require fair value measurement under SFAS 133 and, accordingly, the effect of the adoption will not have a material impact on its results of operations or financial position.

    RECENT ACCOUNTING PRONOUNCEMENTS--In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. The adoption of SAB 101 had no impact on the Company's results of operations or financial position.

    In March 2000, the FASB issued FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation". FIN 44 clarifies the application of Accounting Principles

                             ALLIANCE IMAGING, INC.

                               DECEMBER 31, 2000

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Board ("APB") Opinion No. 25 regarding (a) the definition of employee for purposes of applying APB Opinion No. 25, (b) the criteria for determining whether a stock option plan qualifies as a non-compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occurred after either December 25, 1998, or January 12, 2000. The Company believes that the adoption of FIN 44 will not have a material effect on its consolidated results of operations or financial position.

3.  ACQUISITIONS

    On November 1, 2000, the Company acquired all of the outstanding common stock of Southeast Arizona, Inc. ("SEA") as well as a mobile MRI system from an affiliate of SEA. The acquisition was accounted for as a purchase and accordingly, the results of operations of SEA have been included in the Company's consolidated financial statements from the date of acquisition. The purchase price consisted of $4,050 in cash plus direct acquisition costs of $13. The acquisition was financed using the Company's available cash. The goodwill recorded as a result of this acquisition was $2,563, which is being amortized using the straight-line method over 20 years. The allocation of the SEA purchase price is tentative pending the completion of fair value determinations for the net assets acquired. The allocation may change with the completion of these determinations.

    On January 2, 1998, Canton Holding Corp., a wholly owned subsidiary of SMT, acquired all of the outstanding common stock of Mid American Imaging, Inc. ("MAI") and Dimensions Medical Group, Inc. ("DMG"). The acquisition was accounted for as a purchase and accordingly, the results of operations of MAI and DMG have been included in the Company's consolidated financial statements from the date of acquisition. The purchase price consisted of approximately $10,400 in cash plus the assumption of approximately $5,100 in financing arrangements. The acquisition was primarily funded by an $11,500 borrowing on SMT's revolving loan facility that was also used to refinance $843 of existing MAI and DMG indebtedness. The goodwill recorded as a result of this acquisition was $10,620, which is being amortized using the straight-line method over 20 years.

    On March 12, 1998, the Company acquired Mobile Technology Inc. ("MTI"). The purchase price consisted of $58,300 for all of the equity interests in MTI, plus direct acquisition costs of approximately $2,000. In connection with the acquisition, the Company also refinanced $37,400 of MTI's outstanding debt and paid MTI direct transaction costs of $3,500. The transaction has been accounted for as a purchase and, accordingly, the results of operations of MTI have been included in the Company's consolidated financial statements from the date of acquisition. The goodwill recorded as a result of this acquisition was $29,974, which is being amortized on a straight-line basis over 20 years. Additionally, the Company assigned $67,200 of the purchase price to customer contracts and $2,870 of the purchase price to assembled work force. The amounts are being amortized on a straight-line basis over 20 and four years respectively. The allocation of the intangible assets acquired was based on an independent valuation study.

                             ALLIANCE IMAGING, INC.

                               DECEMBER 31, 2000

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

3.  ACQUISITIONS (CONTINUED)
    On May 19, 1998, the Company acquired Medical Diagnostics, Inc. ("MDI"), a subsidiary of U. S. Diagnostic, Inc. The purchase price consisted of approximately $31,000 plus the assumption of approximately $7,400 in financing arrangements. The transaction has been accounted for as a purchase and, accordingly, the results of operations of MDI have been included in the Company's consolidated financial statements from the date of acquisition. The goodwill recorded as a result of this acquisition was $17,776, which is being amortized on a straight-line basis over 20 years. Additionally, the Company assigned $8,300 of purchase price to customer contracts and $350 of purchase price to assembled work force. The amounts are being amortized on a straight-line basis over 20 and four years respectively. The allocation of the intangibles assets acquired was based on an independent valuation study.

    On August 17, 1998, SMT acquired all of the outstanding common stock of RIA Management Services, Inc. ("RIA"). The acquisition was accounted for as a purchase and, accordingly, the results of operations of RIA have been included in the Company's consolidated financial statements from the date of acquisition. The purchase price consisted of approximately $2,100 in cash plus the assumption of approximately $1,100 in financing arrangements. The acquisition was primarily funded from operating cash on hand and a $1,000 borrowing on SMT's revolving loan facility. The goodwill recorded as a result of this acquisition was $1,920, which is being amortized using the straight-line method over 20 years.

    On November 13, 1998, two wholly owned subsidiaries of the Company acquired all of the outstanding common stock of CuraCare, Inc. and all of the partnership interests in American Shared-CuraCare (collectively, "American Shared"). The purchase price consisted of $13,377 plus the assumption of $12,241 in financing arrangements. In connection with the acquisition, the Company also refinanced $13,130 of American Shared's outstanding debt. The transaction has been accounted for as a purchase and, accordingly, the results of operations of American Shared have been included in the Company's consolidated financial statements from the date of acquisition. The goodwill recorded as a result of this acquisition was $26,940 which is being amortized on a straight-line basis over 20 years. Additionally, the Company assigned $3,300 of the purchase price to customer contracts and $690 of the purchase price to assembled work force which is being amortized on a straight-line basis over ten and four years respectively. The allocation of the intangible assets acquired was based on an independent valuation study.

    The following unaudited pro forma information presents combined results of operations as if the SEA acquisition had occurred at the beginning of 1999 and 2000. The unaudited pro forma information is not necessarily indicative of the results of operations of the combined company had the acquisitions

                             ALLIANCE IMAGING, INC.

                               DECEMBER 31, 2000

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

3.  ACQUISITIONS (CONTINUED)
actually occurred at the beginning of the periods presented, nor is it necessarily indicative of future results.

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Revenues....................................................  $320,456   $347,859
Loss before extraordinary loss..............................   (25,331)    (1,715)
Net loss....................................................   (43,097)    (1,715)

Earnings (loss) per share:
  Basic.....................................................  $  (0.88)  $  (0.05)
  Diluted...................................................  $  (0.88)  $  (0.05)

4.  OTHER ACCRUED LIABILITIES

    Other accrued liabilities consisted of the following:

                                                                 DECEMBER 31,        MARCH 31,
                                                              -------------------   -----------
                                                                1999       2000        2001
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
Accrued systems rental and maintenance costs................  $ 4,245    $ 4,092      $ 3,602
Accrued site rental fees....................................    1,146      1,015        1,095
Accrued taxes payable.......................................    5,773      7,978        9,527
Accrued regulatory costs....................................    3,500      4,350        2,052
Accrued severance and related costs.........................    1,641      1,116          290
Other accrued expenses......................................    6,259      4,637        3,141
                                                              -------    -------      -------
Total.......................................................  $22,564    $23,188      $19,707
                                                              =======    =======      =======

                             ALLIANCE IMAGING, INC.

                               DECEMBER 31, 2000

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5.  LONG-TERM DEBT AND SENIOR SUBORDINATED CREDIT FACILITY

    Long-term debt consisted of the following:

                                                                 DECEMBER 31,        MARCH 31,
                                                              -------------------   -----------
                                                                1999       2000        2001
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
Term loan facility under the 1999 Credit Agreement, due in
  annual installments commencing 2001 through 2008, interest
  payable as defined........................................  $466,000   $466,000    $466,000
Senior subordinated credit facility.........................   260,000    260,000     260,000
Revolving loan facility under the 1999 Credit Agreement.....        --     18,000      28,000
Obligations to lending institutions, secured by equipment,
  due in monthly installments through February 2005 with
  weighted average interest rates of 9.29% and 9.33% at
  December 31, 1999 and 2000, respectively..................    25,849     14,989      20,124
                                                              --------   --------    --------
                                                               751,849    758,989     774,124
Less current portion........................................    12,974     15,863      17,015
                                                              --------   --------    --------
                                                              $738,875   $743,126    $757,109
                                                              ========   ========    ========

    On March 12, 1998, the Company increased its term loan facility under the 1997 Credit Agreement by $70,000 by increasing its existing tranche A term loan facility by $20,000 and establishing a new $50,000 tranche B term loan facility. In connection with this transaction, the Company recorded an extraordinary loss of $800, net of income tax benefit, on early extinguishment of debt. On September 24, 1998, the Company completed a $90,000 expansion of its 1997 Credit Agreement. The transaction added a new $85,000 tranche C term loan facility and increased the revolving loan facility to $80,000. In connection with this transaction, the Company recorded an extraordinary loss of $1,471, net of income tax benefit, on early extinguishment of debt. On May 13, 1999, in connection with the SMT Merger, the Company amended and restated its 1997 Credit Agreement to add a new $70,000 tranche D term loan facility. In connection with this transaction, the Company recorded an extraordinary loss of $2,240, net of income tax benefit, on early extinguishment of debt.

    On November 2, 1999, in connection with the 1999 Recapitalization Merger, the Company entered into a new $616,000 Credit Agreement (the "1999 Credit Agreement") consisting of a $131,000 Tranche A Term Loan Facility, a $150,000 Tranche B Term Loan Facility, a $185,000 Tranche C Term Loan Facility, and a $150,000 Revolving Loan Facility. The 1999 Credit Agreement requires loans to be prepaid with 100% of the net proceeds of unreinvested asset sales and 50% of annual consolidated excess cash flow. In addition, the 1999 Credit Agreement contains restrictive covenants which, among other things, limit the incurrence of additional indebtedness, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances, capital expenditures and prepayments of other indebtedness. As of December 31, 2000, the Company is in compliance with all covenants under the 1999 Credit Agreement. Voluntary prepayments are permitted in whole or in part without premium or penalty. Interest under the term loan facility and revolving loan facility is variable based on the Company's leverage ratio and changes in specified published rates and the bank's prime

                             ALLIANCE IMAGING, INC.

                               DECEMBER 31, 2000

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5. LONG-TERM DEBT AND SENIOR SUBORDINATED CREDIT FACILITY (CONTINUED) lending rate. The interest rates on the Tranche A, Tranche B, and Tranche C Term Loan Facilities at December 31, 2000 were 9.25%, 9.94%, and 10.19%, respectively. The weighted average interest rate on the Revolving Loan Facility at December 31, 2000 was 9.15%. The Company pays a commitment fee equal to 1/2 of 1% per annum on the undrawn portion available under the Revolving Loan Facility subject to decreases in certain circumstances. The Company also pays variable per annum fees in respect of outstanding letters of credit. The 1999 Credit Agreement is collateralized by the Company's equity interests in its majority owned subsidiaries, partnerships and limited liability companies and its unencumbered assets, which include accounts receivable, inventory, equipment, and intellectual property.

    In connection with the 1999 Recapitalization Merger, the Company also entered into a $260,000 Senior Subordinated Credit Facility with KKR. On May 2, 2001, any outstanding balance on the Senior Subordinated Credit Facility will convert into senior subordinated term notes ("KKR Term Notes") maturing on November 2, 2009. Voluntary prepayments are permitted in whole or in part without premium or penalty. Interest under the Senior Subordinated Credit Facility is at the greater of the three, six or twelve-month U.S. treasury obligations plus 4% (payable quarterly, reset at twelve months). Interest under the KKR Term Notes is at a variable rate, which is set annually, equal to the U.S. treasury obligations maturing on November 2, 2009 plus 9% payable semi-annually (not to exceed 17%). The interest rate on the Senior Subordinated Credit Facility was 10.38% at December 31, 2000.

    On November 2, 1999, the Company used a portion of the proceeds from the 1999 Credit Agreement and the Senior Subordinated Credit Facility to pay off its term loan facility and revolving loan facility under its previous credit agreement ("1997 Credit Agreement"), its senior subordinated notes, and its subordinated term securities. In connection with this transaction, the Company recorded an extraordinary loss of $15,526, net of income tax benefit, which primarily consisted of consent payments and repurchase premiums on the senior subordinated notes and subordinated term securities as well as writing off existing unamortized deferred financing costs.

    The maturities of long-term debt as of December 31, 2000 are as follows:

                                       TERM LOAN
                           ---------------------------------   KKR FACILITY/               EQUIPMENT
                           TRANCHE A   TRANCHE B   TRANCHE C     TERM NOTE     REVOLVER   OBLIGATIONS    TOTAL
                           ---------   ---------   ---------   -------------   --------   -----------   --------
Year ending December 31:
    2001.................  $  5,000    $  1,500    $  1,850      $     --      $     --     $  7,513    $ 15,863
    2002.................    10,000       1,500       1,850            --            --        4,667      18,017
    2003.................    23,000       1,500       1,850            --            --        2,069      28,419
    2004.................    25,000       1,500       1,850            --            --          444      28,794
    2005.................    32,000       1,500       1,850            --            --          296      35,646
    Thereafter...........    36,000     142,500     175,750       260,000        18,000           --     632,250
                           --------    --------    --------      --------      --------     --------    --------
                           $131,000    $150,000    $185,000      $260,000      $ 18,000     $ 14,989    $758,989
                           ========    ========    ========      ========      ========     ========    ========

    Of the Company's total indebtedness at December 31, 2000, $747,633 is an obligation of the Company and $11,356 is an obligation of the Company's consolidated subsidiaries.

                             ALLIANCE IMAGING, INC.

                               DECEMBER 31, 2000

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

6.  PREFERRED STOCK

    On December 18, 1997, the Company authorized 300,000 shares of a new
Series F redeemable preferred stock. The stock was recorded at $14,400 (liquidation value of $15,000 less a financing fee of $600). The financing fee was being accreted on a straight-line basis over the ten-year term of the stock. The holders of the Series F redeemable preferred stock were entitled to receive cumulative dividends at the rate of 13.5% per annum of the stated liquidation value. Unpaid dividends accumulated and were payable quarterly by the Company in kind for the first five years after issuance, and thereafter in cash. In connection with the 1999 Recapitalization Merger (SEE NOTE 1), the Company repurchased all outstanding shares of Series F redeemable preferred stock at a premium of $2,796 which was recorded to additional paid-in capital in November 1999. The Company's amended and restated certificate of incorporation no longer provides for the issuance of preferred stock.

7.  STOCKHOLDERS' DEFICIT

    EARNINGS (LOSS) PER COMMON SHARE: The following table sets forth the computation of basic and diluted earnings (loss) per share (amounts in thousands, except per share amounts):

                                                                                       THREE MONTHS
                                                      YEAR ENDED DECEMBER 31,         ENDED MARCH 31
                                                   ------------------------------   -------------------
                                                     1998       1999       2000       2000       2001
                                                   --------   --------   --------   --------   --------
                                                                                        (UNAUDITED)
Numerator:
Income (loss) before extraordinary loss..........  $ 8,868    $(25,685)  $(2,203)    $1,424     $1,237
Preferred stock dividends and financing fee
  accretion......................................   (2,186)     (2,081)       --         --         --
Excess of consideration paid over carrying amount
  of preferred stock repurchased.................       --      (2,796)       --         --         --
                                                   -------    --------   -------     ------     ------
Numerator for basic and diluted earnings per
  share--income (loss) available to common
  stockholders before extraordinary loss.........  $ 6,682    $(30,562)  $(2,203)    $1,424     $1,237
                                                   =======    ========   =======     ======     ======

Denominator:
Denominator for basic earnings per
  share--weighted-average shares.................   57,110      54,210    38,000     37,990     38,070
Effect of dilutive securities:
Employee stock options...........................    2,100          --        --      1,490      2,330
                                                   -------    --------   -------     ------     ------
Denominator for diluted earnings per
  share--adjusted weighted-average shares........   59,210      54,210    38,000     39,480     40,400
                                                   =======    ========   =======     ======     ======

Basic earnings (loss) per share before
  extraordinary loss.............................  $  0.12    $  (0.56)  $ (0.06)    $ 0.04     $ 0.03
                                                   =======    ========   =======     ======     ======
Diluted earnings (loss) per share before
  extraordinary loss.............................  $  0.11    $  (0.56)  $ (0.06)    $ 0.04     $ 0.03
                                                   =======    ========   =======     ======     ======

                             ALLIANCE IMAGING, INC.

                               DECEMBER 31, 2000

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7.  STOCKHOLDERS' DEFICIT (CONTINUED)
    The diluted share base for the years ended December 31, 1999 and 2000 excludes incremental shares of 2,670 and 2,720, respectively, related to employee stock options. These shares are excluded due to their antidilutive effect as a result of the Company's net loss for the years ended December 31, 1999 and 2000.

    STOCK OPTIONS AND AWARDS--The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") requires use of option valuation models that were not developed for use in valuing employee stock options.

    The Company's 1991 Stock Option Plan, which was terminated effective November 2, 1999 in connection with the 1999 Recapitalization Merger, provided that up to 20,000,000 shares may be granted to management and key employees. Options were granted at their fair market value at the date of grant. All options granted have 10-year terms and become fully exercisable at the end of 3 to 4 years of continued employment. No options granted pursuant to this 1991 Stock Option Plan were outstanding as of December 31, 1999 and 2000.

    In December 1997, the Company adopted a new employee stock option plan pursuant to which options with respect to a total of 4,685,450 shares of the Company's common stock will be available for grant. Options are granted at their fair value at the date of grant. All options have 10-year terms. Fifty percent of the options vest in equal increments over four years and fifty percent vest after seven and one-half years (subject to acceleration if certain per-share equity targets are achieved).

    In connection with the SMT Merger, outstanding employee stock options under the 1997 Three Rivers Stock Option Plan were converted into options to acquire shares of the Company's common stock. The Three Rivers stock option plan allows for options with respect to a total of 2,825,200 shares of the Company's common stock to be available for grant. Options are granted at their fair value at the date of grant. All options have 10-year terms. Fifty percent of the options vest in equal increments over four years and fifty percent vest after seven and one-half years (subject to acceleration if certain per-share equity targets are achieved).

    In 1999, the Company adopted a new non-employee directors' stock option plan pursuant to which options with respect to a total of 500,000 shares of the Company's common stock will be available for grant. Options are granted at their fair value at the date of grant. All options have 10-year terms. Ten percent of the options vest upon grant, eighty percent of the options vest over four years and the remaining ten percent vest in the fifth year. This plan was terminated effective November 2, 1999 in connection with the 1999 Recapitalization Merger. No options granted pursuant to this 1999 non-employee directors' stock option plan were outstanding as of December 31, 1999 and 2000.

    In connection with the 1999 Recapitalization Merger (SEE NOTE 1), the Company adopted a new employee stock option plan pursuant to which options with respect to a total of 6,325,000 shares of the Company's common stock will be available for grant. Options are granted at their fair value at the date of grant, except as noted below. All options have 10-year terms. Fifty percent of the options vest in

                             ALLIANCE IMAGING, INC.

                               DECEMBER 31, 2000

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7.  STOCKHOLDERS' DEFICIT (CONTINUED)
equal increments over five years and fifty percent vest after eight years (subject to acceleration if certain per-share equity targets are achieved). In November 2000, the Company granted 865,000 options to certain employees at exercise prices below the fair value of the Company's common stock. The exercise price of these options and the fair value of the Company's common stock on the grant date was $5.60 and $9.52 per share, respectively. The compensation expense of $3,395 is being recognized on a straight-line basis over the vesting period of the options. For the year ended December 31, 2000, the Company recorded non-cash compensation of $55 with an offset to additional paid-in deficit.

    The weighted average remaining contractual life of options outstanding as of December 31, 1999 and 2000 is 9.12 and 8.45 years, respectively. The following table summarizes the Company's stock option activity:

                                                                 WEIGHTED AVERAGE
                                                      SHARES      EXERCISE PRICE
                                                    ----------   ----------------
Outstanding at December 31, 1997..................   5,398,100        $1.21
  Granted.........................................   2,557,240         1.43
  Exercised.......................................    (185,000)        0.36
  Canceled........................................     (30,000)        1.65
                                                    ----------
Outstanding at December 31, 1998..................   7,740,340         1.30
  Granted.........................................   5,343,000         5.39
  Exercised.......................................    (605,940)        0.84
  Redeemed for cash...............................  (4,031,660)        1.36
  Canceled........................................    (142,030)        2.21
                                                    ----------
Outstanding at December 31, 1999..................   8,303,710         3.92
  Granted.........................................     865,000         5.60
  Exercised.......................................     (26,180)        1.10
  Redeemed for cash...............................    (955,440)        1.15
  Canceled........................................    (114,000)        5.60
                                                    ----------
Outstanding at December 31, 2000..................   8,073,090        $4.42
                                                    ==========

    Of the 8,073,090 options outstanding at December 31, 2000, 1,623,770 of these options had an exercise price of $1.10; 129,500 had an exercise price of $1.65; 369,750 had an exercise price of $2.04; 90,000 had an exercise price of $2.20; 92,070 had an exercise price of $4.59; and 5,768,000 had an exercise price of $5.60.

    The number of options exercisable at December 31, 1998, 1999 and 2000 were 2,939,500, 3,061,710 and 2,682,890, respectively, at weighted average exercise prices of $0.99, $1.39 and $2.24, respectively.

    SFAS 123 requires presentation of pro forma information regarding net income and earnings per share determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated as of the date of grant using the Black-Scholes option pricing model with the following

                             ALLIANCE IMAGING, INC.

                               DECEMBER 31, 2000

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7.  STOCKHOLDERS' DEFICIT (CONTINUED)
weighted average assumptions for 1998, 1999, and 2000, respectively: risk-free interest rates of 5.23%, 6.13%, and 5.70%; no dividend yield; volatility factors of the expected market price of the Company's common stock of .83, zero, and zero; and a weighted average expected life of the options of 5.75, 6.44, and
6.50 years. Volatility of zero for 1999 and 2000 was used as the Company ceased to be a public entity as a result of the 1999 Recapitalization Merger. The weighted average fair value of options granted during 1998, 1999, and 2000 is $1.03, $1.76, and $5.64, respectively.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' expected vesting period. The Company's pro forma information for the years ended December 31 are as follows:

                                                                1998       1999       2000
                                                              --------   --------   --------
Pro forma net income (loss).................................   $6,114    $(29,199)  $(3,083)
Pro forma earnings (loss) per share.........................     0.07       (0.63)    (0.08)
Pro forma earnings (loss) per share--assuming dilution......     0.07       (0.63)    (0.08)

    DIRECTORS' DEFERRED COMPENSATION PLAN--Effective January 1, 2000, the Company established a Directors' Deferred Compensation Plan (the "Director Plan") for all non-employee directors. Each of the four non-employee directors has elected to participate in the Director Plan and have their annual fee of $25 deferred into a stock account and converted quarterly into Phantom Shares. Upon retirement, separation from the Board of Directors, or the occurrence of a change of control, each director has the option of being paid cash or issued common stock for their Phantom Shares. Upon issuance of the Phantom Shares, the Company recorded non-cash compensation of $68 with an offset to other accrued liabilities for the difference between the fair market value and the issuance price of the Phantom Shares. At December 31, 2000, $168 was included in other accrued liabilities relating to the Director Plan.

8.  COMMITMENTS AND CONTINGENCIES

    The Company has contracts with its equipment vendors for comprehensive maintenance and cryogen coverage for its MRI and CT systems. The contracts are between one and six years from inception and extend through the year 2004, but may be canceled by the Company under certain circumstances. Contract payments are approximately $28,186 per year. At December 31, 2000, the Company had binding equipment purchase commitments totaling $18,036.

                             ALLIANCE IMAGING, INC.

                               DECEMBER 31, 2000

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

8.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

    The Company leases office and warehouse space and certain equipment under non-cancelable operating leases. The office and warehouse leases generally call for minimum monthly payments plus maintenance and inflationary increases. The future minimum payments under such leases are as follows:

Year ending December 31:
  2001......................................................  $ 6,464
  2002......................................................    4,439
  2003......................................................    3,593
  2004......................................................    2,275
  2005......................................................      780
  Thereafter................................................       --
                                                              -------
                                                              $17,551
                                                              =======

    The Company's total rental expense, which includes short-term equipment rentals, for the years ended December 31, 1998, 1999 and 2000 was $15,530, $16,075 and $14,723, respectively.

    In late 1999, the Company identified potential deficiencies in certain billing processes at one of its retail billing locations. In order to quantify the effect of these deficiencies, the Company conducted a review of the billing process for the preceding five-year period. As a result of this issue, the Company has accrued $4,350 for probable settlement of these issues, which is included in other accrued liabilities at December 31, 2000. While actual results could vary significantly from such settlement, management believes that the resolution of any billing processes will not have a material adverse effect on the Company's results of operations or consolidated financial position.

    The Company from time to time is involved in routine litigation and regulatory matters incidental to the conduct of its business. The Company believes that resolution of such matters will not have a material adverse effect on its results of operations or consolidated financial position.

9.  401(k) SAVINGS PLAN

    The Company established a 401(k) Savings Plan (the "Plan") in January 1990. Effective August 1, 1998, the Plan was amended and restated in its entirety. Currently, all employees who are over 21 years of age are eligible to participate after attaining three months of service. Employees may contribute between 1% and 15% of their annual compensation. The Company matches 50 cents for every dollar of employee contributions up to 5% of their annual compensation, subject to the limitations imposed by the Internal Revenue Code. The Company may also make discretionary contributions depending on profitability. No discretionary contributions were made in 1998, 1999, or 2000. The Company incurred and charged to expense $608, $996 and $1,179 during 1998, 1999 and 2000, respectively, related to the Plan.

                             ALLIANCE IMAGING, INC.

                               DECEMBER 31, 2000

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

10.  INCOME TAXES

    The provision for income taxes shown in the consolidated statements of operations consists of the following:

                                                         YEAR ENDED DECEMBER 31,
                                                      ------------------------------
                                                        1998       1999       2000
                                                      --------   --------   --------
Current:
  Federal...........................................   $ (234)    $ (963)    $ (100)
  State.............................................      453      1,312         99
                                                       ------     ------     ------
                                                          219        349         (1)
Deferred:
  Federal...........................................    6,550      1,985      1,125
  State.............................................    1,967        963        845
                                                       ------     ------     ------
                                                        8,517      2,948      1,970
                                                       ------     ------     ------
                                                       $8,736     $3,297     $1,969
                                                       ======     ======     ======

    Significant components of the Company's net deferred tax assets (liabilities) at December 31 are as follows:

                                                            1999       2000
                                                          --------   --------
Basis differences in fixed assets.......................  $(46,658)  $(61,555)
Basis differences in intangible assets..................   (29,394)   (26,172)
Net operating losses....................................    54,657     64,041
Accounts receivable.....................................     4,347      5,980
State taxes.............................................     3,041      2,899
Accruals not currently deductible for tax purposes......     4,149      4,715
Basis differences associated with acquired
  investments...........................................      (122)    (1,353)
Other...................................................     1,226        721
                                                          --------   --------
  Total deferred taxes..................................    (8,754)   (10,724)
Valuation allowance.....................................   (18,113)   (18,113)
                                                          --------   --------
  Net deferred taxes....................................  $(26,867)  $(28,837)
                                                          ========   ========
Current deferred tax asset..............................  $  8,369   $  3,085
Noncurrent deferred tax liability.......................   (35,236)   (31,922)
                                                          --------   --------
  Net deferred taxes....................................  $(26,867)  $(28,837)
                                                          ========   ========

                             ALLIANCE IMAGING, INC.

                               DECEMBER 31, 2000

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

10.  INCOME TAXES (CONTINUED)
    A reconciliation of the expected total provision for income taxes, computed using the federal statutory rate on income before extraordinary loss, is as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                     ------------------------------
                                                       1998       1999       2000
                                                     --------   --------   --------
U.S Federal statutory tax expense (benefit)........   $6,084    $(7,836)    $  (82)
State income taxes, net of federal benefit.........    1,358      1,478        614
Amortization of non-deductible goodwill............    1,713        975        975
Nondeductible recapitalization merger expenses.....       --      8,609        246
Other..............................................     (419)        71        216
                                                      ------    -------     ------
                                                      $8,736    $ 3,297     $1,969
                                                      ======    =======     ======

    As of December 31, 2000, the Company had net operating loss carryforwards of $167,666 and $88,093 for federal and state income tax purposes, respectively. The utilization of the majority of these net operating loss carryforwards is subject to limitation under Section 382 of the Internal Revenue Code. These loss carryforwards will expire at various dates from 2003 through 2020. As of December 31, 2000, the Company also had alternative minimum tax credit carryforwards of $818 with no expiration date.

    The Company maintains a valuation allowance to reduce certain deferred tax assets to amounts that are in management's estimation more likely than not to be realized. This allowance primarily relates to the deferred tax assets established for certain state net operating loss carryforwards as well as net operating loss carryforwards from the acquisition of MTI which are subject to limitation. Any reductions in the valuation allowance resulting from realization of the MTI net operating loss carryforwards will result in a reduction of goodwill.

11.  RELATED-PARTY TRANSACTIONS

    The Company paid KKR an annual management fee of $122 in 1999 and $650 in 2000, and will continue to receive financial advisory services from KKR on an ongoing basis. In addition, the Company paid to KKR a fee of $12,140 in connection with arranging the transactions associated with the 1999 Recapitalization Merger, including the financings thereof (SEE NOTE 1). In connection with the 1999 Recapitalization Merger, the Company borrowed $260,000 under a Senior Subordinated Credit Facility with KKR (SEE NOTE 5).

    The Company paid Apollo an annual management fee of $750 in 1998 and $628 in 1999. Additionally, in 1998, the Company paid to Apollo fees of $1,000 and $460 as consideration for services rendered in structuring and negotiating the acquisition of MTI and American Shared, respectively, and also reimbursed Apollo for expenses of approximately $275 associated with these acquisitions.

    Revenue from management agreements with equity investees was $6,508, $6,308, and $7,295, during 1998, 1999, and 2000, respectively.

    On November 27, 2000, the Company issued 53,600 shares of common stock to an officer of the Company in exchange for a $300 secured promissory note, bearing interest at 6%. Upon issuance of

                             ALLIANCE IMAGING, INC.

                               DECEMBER 31, 2000

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

11.  RELATED-PARTY TRANSACTIONS (CONTINUED)
these shares, the Company recorded non-cash compensation of $210 with an offset to additional paid-in deficit for the difference between the fair market value and the issuance price of the shares.

    On September 1, 1999, the Company acquired Acclaim Medical LLC, a California limited liability company ("Acclaim") from four individuals (the "Sellers") who each held a 25% equity interest in Acclaim. Two of the Sellers were members of the immediate family of two executive officers of the Company at the time of the transaction. The purchase price consisted of $500 in cash ($125 per Seller) plus warrants to purchase 20% (5% per Seller) of the equity interests in Acclaim as of August 31, 2001.

12.  QUARTERLY FINANCIAL DATA (UNAUDITED)

    Summarized quarterly unaudited financial data for the years ended December 31, 1999 and 2000 is as follows:

                                                                    THREE MONTHS ENDED
                                        ---------------------------------------------------------------------------
                                        MARCH 31, 1999    JUNE 30, 1999    SEPTEMBER 30, 1999    DECEMBER 31, 1999
                                        ---------------   --------------   -------------------   ------------------
Revenues..............................      $75,741           $80,306            $81,284               $80,775

Income (loss) before income taxes and
  extraordinary loss..................        5,699             4,920              9,578               (42,585)

Extraordinary loss, net of taxes......           --            (2,297)                --               (15,469)

Net income (loss).....................        2,904               480              5,124               (51,959)

Income (loss) before extraordinary
  loss per common share...............      $  0.04           $  0.04            $  0.08               $ (0.88)

Income (loss) before extraordinary
  loss per common share--assuming
  dilution............................      $  0.04           $  0.04            $  0.07               $ (0.88)

                                                                    THREE MONTHS ENDED
                                        ---------------------------------------------------------------------------
                                        MARCH 31, 2000    JUNE 30, 2000    SEPTEMBER 30, 2000    DECEMBER 31, 2000
                                        ---------------   --------------   -------------------   ------------------
Revenues..............................      $84,322           $86,899            $88,222               $85,844

Income (loss) before income taxes and
  extraordinary loss..................        2,847             2,841             (1,774)               (4,148)

Net income (loss).....................        1,424             1,420               (887)               (4,160)

Income (loss) before extraordinary
  loss per common share...............      $  0.04           $  0.04            $ (0.02)              $ (0.11)

Income (loss) before extraordinary
  loss per common share--assuming
  dilution............................      $  0.04           $  0.04            $ (0.02)              $ (0.11)

                             ALLIANCE IMAGING, INC.

                               DECEMBER 31, 2000

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

12.  QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)
    The earnings (loss) per share amounts for the four quarters of 1999 do not sum to the annual loss per share amount as a result of the significant decline in shares outstanding that occurred in the fourth quarter in connection with the 1999 Recapitalization Merger.

    In 1999, Company recorded extraordinary losses on the early extinguishments of debt related to the KKR recapitalization and SMT debt refinancing.

13.  SUBSEQUENT EVENT (UNAUDITED)

    In April 2001, the Company issued $260,000 in senior subordinated notes ("Notes") and used the proceeds to repay its senior subordinated credit facility with KKR. The Notes bear interest at 10.375% and mature in April 2011. The Notes contain restrictive covenants which, among other things, limit the incurrence of additional indebtedness, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances, and restrictive payments. The Notes are unsecured senior subordinated obligations and are subordinated in right of payment to all existing and future senior debt, including bank debt.

    On June 20, 2001, the Company modified the per-share equity targets of the stock options as described in Note 7. As a result, the Company may be required to record non-cash compensation charges in the future if these targets are met and the option holders terminate their employment prior to the end of the eight-year vesting period.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                9,375,000 SHARES

                                  COMMON STOCK

                                     [LOGO]

                                     ------

                                   PROSPECTUS
                                         , 2001
                                   ---------

                          JOINT BOOK-RUNNING MANAGERS

DEUTSCHE BANC ALEX. BROWN                                   SALOMON SMITH BARNEY

                                 --------------

JPMORGAN                                                             UBS WARBURG

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the estimated expenses payable by us in connection with the offering (excluding underwriting discounts and commissions):

NATURE OF EXPENSE                                               AMOUNT
-----------------                                             ----------
SEC Registration Fee........................................  $   45,821
NYSE Listing Fee............................................     150,000
NASD Fee....................................................      18,829
Accounting Fees and Expenses................................     400,000
Legal Fees and Expenses.....................................     900,000
Printing Expenses...........................................     300,000
Transfer Agent's Fee........................................      12,500
Miscellaneous...............................................     672,850
                                                              ----------
    TOTAL...................................................  $2,500,000
                                                              ==========

The amounts set forth above, except for the Securities and Exchange Commission NYSE listing fees, are in each case estimated.

------------------------

* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors and any corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our certificate of incorporation and our bylaws provide for indemnification of our directors, officers, employees and other agents to the extent permitted by the Delaware General Corporation Law. We expect to enter into agreements with our directors and executive officers that require us among other things to indemnify them against certain liabilities that may arise by reason of their status or service as directors and officers liability insurance, which provides coverage against certain liabilities including liabilities under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    On November 2, 1999, in connection with our recapitalization merger, we issued 34,269,570 shares of our common stock in exchange for all of the outstanding stock of Viewer Acquisition Corp. and net proceeds of approximately $191,803,000.

    On November 27, 2000, we sold 53,600 shares of common stock to Jamie Hopping in exchange for her promissory note to us in the amount of $299,992.83 plus interest at an annual rate of 6%.

    The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or, with respect to compensatory issuances to employees and directors, Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each of the foregoing transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the instruments representing such securities issued in such transactions.

    In April 2001, we sold $260 million aggregate principal amount of our 10 3/8% senior subordinated notes due 2011 in an offering exempt from the provisions of the Securities Act of 1933, as amended, pursuant to Section 4(2), Rule 144A and Regulation S thereunder. Salomon Smith Barney Inc., Chase Securities Inc, Deutsche Banc Alex. Brown Inc. and UBS Warburg LLC were the initial purchasers of the notes. Net proceeds to us, after deducting initial purchaser's discounts and commissions, was $253.175 million. The net proceeds of the offering were used to repay our senior subordinated credit facility which bore interest at a rate of 10.377% per annum.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a. EXHIBITS

EXHIBIT NO.                                     DESCRIPTION
-----------             ------------------------------------------------------------
        1.1             Form of Underwriting Agreement.(1)

        3.1             Certificate of Incorporation of Alliance.(8)

        3.2             Amended and Restated By-laws of Alliance.(8)

        3.3             Form of Amended and Restated Certificate of Incorporation of
                        Alliance to be effective immediately prior to this
                        offering.(1)

        3.4 Form of Amended and Restated Bylaws of Alliance to be effective immediately prior to this offering.(1)

        4.1 Indenture dated as of April 10, 2001 by and between the Registrant and the Bank of New York with respect to $260 million aggregate principal amount of 10 3/8% Senior
                        Subordinated Notes due 2011.(8)

        4.2             Registration Rights Agreement dated as of April 10, 2001 by and among the Registrant and Salomon Smith Barney Inc.,
                        Chase Securities Inc., Deutsche Banc Alex. Brown Inc. and
                        UBS Warburg LLC.(8)

        4.3 Credit Agreement dated as of November 2, 1999, as amended.(8)

        4.4             Note Purchase Agreement dated November 2, 1999.(8)

        4.5 Specimen certificate for shares of common stock, $.01 par value, of Alliance.(2)

        5.1 Form of Opinion of Latham & Watkins as to the legality of the securities being offered.(1)

       10.1             The 1999 Equity Plan for Employees of Alliance and
                        Subsidiaries, including the forms of option agreements used thereunder, as amended.(8)

       10.2 The Alliance 1997 Stock Option Plan, including form of option agreement used thereunder, as amended.(8)

       10.3 The Three Rivers Holding Corp. 1997 Stock Option Plan, as amended.(8)

       10.4             2001 Incentive Plan.(8)

       10.5             Alliance Directors' Deferred Compensation Plan.(8)

       10.6             Employment Agreement dated as of July 23, 1997 between
                        Alliance and Richard N. Zehner.(3)

       10.7             Agreement Not to Compete dated as of July 23, 1999 between
                        Alliance and Richard N. Zehner.(3)

       10.8             Amendment to Employment Agreement dated as of July 23, 1997 between Alliance and Richard N. Zehner.(4)

EXHIBIT NO.                                     DESCRIPTION
-----------             ------------------------------------------------------------
       10.9             Amendment to Employment Agreement dated as of December 31,
                        1997 between Alliance and Richard N. Zehner.(5)

       10.10            Second Amendment to Employment Agreement dated as of
                        February 5, 1998 between Alliance and Richard N. Zehner.(5)

       10.11            Employment Agreement dated as of January 19, 1998 between
                        Alliance and Kenneth S. Ord.(6)

       10.12            Agreement Not to Compete dated as of January 19, 1998
                        between Alliance and Kenneth S. Ord.(6)

       10.13            Employment Agreement dated September 9, 1993 between
                        Alliance and Terry A. Andrues.(8)

       10.14            Employment Agreement dated as of June 6, 1994 between
                        Alliance and Cheryl A. Ford.(8)

       10.15            Employment Agreement dated as of June 6, 1994 between
                        Alliance and Jay A. Mericle.(8)

       10.16            Employment Agreement dated as of November 27, 2000 between
                        Alliance and Jamie E. Hopping.(8)

       10.17            Agreement Not to Compete dated as of November 27, 2000
                        between Alliance and Jamie E. Hopping.(8)

       10.18            Repayment and Stock Pledge Agreement dated as of
                        November 27, 2000 between Alliance and Jamie E. Hopping.(8)

       10.19            Secured Promissory Note of Jamie E. Hopping dated as of
                        November 27, 2000.(8)

       10.20            Letter agreement dated as of August 8, 2000 between Alliance and Vincent S. Pino, as amended.(8)

       10.21            Form of Stockholder's Agreement.(8)

       10.22            Agreement and Plan of Merger dated as of April 14, 1999
                        among Alliance and Three Rivers Holding Corp.(7)

       10.23 Agreement and Plan of Merger dated September 13, 1999 between Alliance and Viewer Acquisition Corporation, as amended.(8)

       10.24            Registration Rights Agreement dated as of November 2,
                        1999.(8)

       10.25            Management Agreement, dated as of November 2, 1999, between
                        Alliance and Kohlberg Kravis and Roberts & Co., LLP.(8)

       10.26            Amendment No. 1 to Management Agreement, effective as of
                        January 1, 2000, between Alliance and Kohlberg Kravis and
                        Roberts & Co., LLP.(8)

       10.27            Form of Indemnification Agreement.(1)

       16.1             Letter from Ernst & Young LLP regarding change in certifying accountant.(8)

       21.1             Subsidiaries of the Registrant.(8)

       23.1             Consent of Deloitte & Touche LLP.(1)

       23.2             Consent of Ernst & Young LLP.(1)

       23.3             Consent of Latham & Watkins (included in exhibit 5.1).

       24.1             Powers of Attorney (included on signature page).(1)

------------------------------

(1) Filed herewith.

(2) Incorporated by reference to Exhibit 4.1 filed with the Company's Registration Statement on Form S-1, No. 33-40805, initially filed on May 24, 1991.

(3) Incorporated by reference to exhibits filed with the Company's Registration Statement on Form S-2, No. 333-33817.

(4) Incorporated by reference herein to the indicated Exhibit in response to
    Item 14(a)(3), "Exhibits" of the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

(5) Incorporated by reference herein to the indicated Exhibit in response to
    Item 14(a)(3), "Exhibits" of the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

(6) Incorporated by reference to exhibits filed in response to Item 6, "Exhibits" of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

(7) Incorporated by reference to exhibits filed with the Company's Report on Form 8-K filed on April 14, 1999.

(8) Incorporated by reference to exhibits filed with the Company's Registration Statement on Form S-4, No. 333-60682, as amended.

b. FINANCIAL STATEMENT SCHEDULE

                                                                PAGE
                                                              --------
(1) Independent Auditors' Consent and Report on Schedule....  S-1
(2) Report of Independent Auditors on Financial Statement
  Schedule..................................................  S-2
(3) Schedule II--Valuation and Qualifying Accounts..........  S-3

ITEM 17.  UNDERTAKINGS

    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Anaheim, State of California, on July 2, 2001.

                                                       ALLIANCE IMAGING, INC.

                                                       By:  /s/ RUSSELL D. PHILLIPS, JR.
                                                            -----------------------------------------
                                                            Name:  Russell D. Phillips, Jr.
                                                            Title: General Counsel

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Russell D. Phillips, Jr. and Kenneth S. Ord, and each of them, with full power to act without the other, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement, and any and all amendments thereto (including post-effective amendments), and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                     TITLE                         DATE
                  ---------                                     -----                         ----
            /s/ RICHARD N. ZEHNER              Chairman of the Board of Directors and        July 2, 2001
    ------------------------------------         Chief Executive Officer (Principal
              Richard N. Zehner                  Executive Officer)

            /s/ JAMIE E. HOPPING               President, Chief Operating Officer and        July 2, 2001
    ------------------------------------         Director
              Jamie E. Hopping

             /s/ KENNETH S. ORD                Chief Financial Officer (Principal            July 2, 2001
    ------------------------------------         Financial Officer)
               Kenneth S. Ord

            /s/ HOWARD K. AIHARA               Vice President, Corporate Controller          July 2, 2001
    ------------------------------------         (Principal Accounting Officer)
              Howard K. Aihara

                  SIGNATURE                                     TITLE                         DATE
                  ---------                                     -----                         ----
             /s/ HENRY R. KRAVIS               Director                                      July 2, 2001
    ------------------------------------
               Henry R. Kravis

          /s/ MICHAEL W. MICHELSON             Director                                      July 2, 2001
    ------------------------------------
            Michael W. Michelson

            /s/ GEORGE R. ROBERTS              Director                                      July 2, 2001
    ------------------------------------
              George R. Roberts

            /s/ DAVID H.S. CHUNG               Director                                      July 2, 2001
    ------------------------------------
              David H.S. Chung

          INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors and Stockholders of Alliance Imaging, Inc.:

    We have audited the consolidated financial statements of Alliance Imaging, Inc. and subsidiaries (the "Company"), as of December 31, 2000 and 1999, and for the years then ended, and have issued our report thereon dated February 22, 2001 (June 30, 2001 as to the effects of the stock split described in Note 1)(included elsewhere in this Registration Statement).

    Our audits also included the financial statement schedule of Alliance Imaging, Inc., listed in Item 16 of this Registration Statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Costa Mesa, California
February 22, 2001

          INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors and Stockholders
Alliance Imaging, Inc.

We have audited the consolidated financial statements of Alliance Imaging, Inc. as of December 31, 1998, and for the year then ended, and have issued our report thereon dated March 15, 1999, except for Note 1 -- Common Control Merger, as to which the date is May 13, 1999 and Note 1 -- Common Stock Split, as to which the date is June 30, 2001 (included elsewhere in this Registration Statement). Our audit also included the financial statement schedule for the year ended
December 31, 1998 listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Orange County, California
March 5, 1999, except for Note 1 -- Common Control Merger, as to which the date is May 13, 1999 and Note 1 -- Common Stock Split, as to which the date is June 30, 2001

                                  SCHEDULE II

                    ALLIANCE IMAGING, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                                 (IN THOUSANDS)

                                                                                    DEDUCTIONS
                                                                                     (BAD DEBT
                                          BALANCE AT   ADDITIONS      ADDITIONS     WRITE-OFFS,    BALANCE
                                          BEGINNING    CHARGED TO   FROM ACQUIRED     NET OF       AT END
                                          OF PERIOD     EXPENSE       COMPANIES     RECOVERIES)   OF PERIOD
                                          ----------   ----------   -------------   -----------   ---------
Year ended December 31, 2000
  Allowance for Doubtful Accounts.......    $11,688      $5,450         $   --         $(1,568)    $15,570
                                            =======      ======         ======         =======     =======
Year ended December 31, 1999
  Allowance for Doubtful Accounts.......    $ 8,384      $4,580         $   --         $(1,276)    $11,688
                                            =======      ======         ======         =======     =======
Year ended December 31, 1998
  Allowance for Doubtful Accounts.......    $   750      $4,651         $5,096         $(2,113)    $ 8,384
                                            =======      ======         ======         =======     =======

                                 EXHIBIT INDEX

EXHIBIT NO.                                     DESCRIPTION
-----------             ------------------------------------------------------------
        1.1             Form of Underwriting Agreement.(1)

        3.1             Certificate of Incorporation of Alliance.(8)

        3.2             Amended and Restated By-laws of Alliance.(8)

        3.3             Form of Amended and Restated Certificate of Incorporation of
                        Alliance to be effective immediately prior to this
                        offering.(1)

        3.4 Form of Amended and Restated Bylaws of Alliance to be effective immediately prior to this offering.(1)

        4.1 Indenture dated as of April 10, 2001 by and between the Registrant and the Bank of New York with respect to $260 million aggregate principal amount of 10 3/8% Senior
                        Subordinated Notes due 2011.(8)

        4.2             Registration Rights Agreement dated as of April 10, 2001 by and among the Registrant and Salomon Smith Barney Inc.,
                        Chase Securities Inc., Deutsche Banc Alex. Brown Inc. and
                        UBS Warburg LLC.(8)

        4.3 Credit Agreement dated as of November 2, 1999, as amended.(8)

        4.4             Note Purchase Agreement dated November 2, 1999.(8)

        4.5 Specimen certificate for shares of common stock, $.01 par value, of Alliance.(2)

        5.1 Form of Opinion of Latham & Watkins as to the legality of the securities being offered.(1)

       10.1             The 1999 Equity Plan for Employees of Alliance and
                        Subsidiaries including the forms of option agreements used thereunder, as amended.(8)

       10.2 The Alliance 1997 Stock Option Plan, including form of option agreement used thereunder, as amended.(8)

       10.3 The Three Rivers Holding Corp. 1997 Stock Option Plan, as amended.(8)

       10.4             2001 Incentive Plan.(8)

       10.5             Alliance Directors' Deferred Compensation Plan.(8)

       10.6             Employment Agreement dated as of July 23, 1997 between
                        Alliance and Richard N. Zehner.(3)

       10.7             Agreement Not to Compete dated as of July 23, 1999 between
                        Alliance and Richard N. Zehner.(3)

       10.8             Amendment to Employment Agreement dated as of July 23, 1997 between Alliance and Richard N. Zehner.(4)

       10.9             Amendment to Employment Agreement dated as of December 31,
                        1997 between Alliance and Richard N. Zehner.(5)

       10.10            Second Amendment to Employment Agreement dated as of
                        February 5, 1998 between Alliance and Richard N. Zehner.(5)

       10.11            Employment Agreement dated as of January 19, 1998 between
                        Alliance and Kenneth S. Ord.(6)

       10.12            Agreement Not to Compete dated as of January 19, 1998
                        between Alliance and Kenneth S. Ord.(6)

       10.13            Employment Agreement dated September 9, 1993 between
                        Alliance and Terry A. Andrues.(8)

       10.14            Employment Agreement dated as of June 6, 1994 between
                        Alliance and Cheryl A. Ford.(8)

       10.15            Employment Agreement dated as of June 6, 1994 between
                        Alliance and Jay A. Mericle.(8)

EXHIBIT NO.                                     DESCRIPTION
-----------             ------------------------------------------------------------
       10.16            Employment Agreement dated as of November 27, 2000 between
                        Alliance and Jamie E. Hopping.(8)

       10.17            Agreement Not to Compete dated as of November 27, 2000
                        between Alliance and Jamie E. Hopping.(8)

       10.18            Repayment and Stock Pledge Agreement dated as of
                        November 27, 2000 between Alliance and Jamie E. Hopping.(8)

       10.19            Secured Promissory Note of Jamie E. Hopping dated as of
                        November 27, 2000.(8)

       10.20            Letter agreement dated as of August 8, 2000 between Alliance and Vincent S. Pino, as amended.(8)

       10.21            Form of Stockholder's Agreement.(8)

       10.22            Agreement and Plan of Merger dated as of April 14, 1999
                        among Alliance and Three Rivers Holding Corp.(7)

       10.23 Agreement and Plan of Merger dated September 13, 1999 between Alliance and Viewer Acquisition Corporation, as amended.(8)

       10.24            Registration Rights Agreement dated as of November 2,
                        1999.(8)

       10.25            Management Agreement, dated as of November 2, 1999, between
                        Alliance and Kohlberg Kravis and Roberts & Co., LLP.(8)

       10.26            Amendment No. 1 to Management Agreement, effective as of
                        January 1, 2000, between Alliance and Kohlberg Kravis and
                        Roberts & Co., LLP.(8)

       10.27            Form of Indemnification Agreement.(1)

       16.1             Letter from Ernst & Young LLP regarding change in certifying accountant.(8)

       21.1             Subsidiaries of the Registrant.(8)

       23.1             Consent of Deloitte & Touche LLP.(1)

       23.2             Consent of Ernst & Young LLP.(1)

       23.3             Consent of Latham & Watkins (included in exhibit 5.1).

       24.1             Powers of Attorney (included on signature page).(1)

------------------------------

(1) Filed herewith.

(2) Incorporated by reference to Exhibit 4.1 filed with the Company's Registration Statement on Form S-1, No. 33-40805, initially filed on May 24, 1991.

(3) Incorporated by reference to exhibits filed with the Company's Registration Statement on Form S-2, No. 333-33817.

(4) Incorporated by reference herein to the indicated Exhibit in response to
    Item 14(a)(3), "Exhibits" of the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

(5) Incorporated by reference herein to the indicated Exhibit in response to
    Item 14(a)(3), "Exhibits" of the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

(6) Incorporated by reference to exhibits filed in response to Item 6, "Exhibits" of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

(7) Incorporated by reference to exhibits filed with the Company's Report on Form 8-K filed on April 14, 1999.

(8) Incorporated by reference to exhibits filed with the Company's Registration Statement on Form S-4, No. 333-60682, as amended.